AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 18, 1997

                                                     REGISTRATION NO. 333-39117

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                             AMENDMENT NO. 5
                                      TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------
                             UNITED RENTALS, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

        DELAWARE                     7353                    06-1493538
     (STATE OR OTHER     (PRIMARY STANDARD INDUSTRIAL     (I.R.S. EMPLOYER
     JURISDICTION OF      CLASSIFICATION CODE NUMBER)  IDENTIFICATION NUMBER)
    INCORPORATION OR
      ORGANIZATION)

                          FOUR GREENWICH OFFICE PARK
                         GREENWICH, CONNECTICUT 06830
                                (203) 622-3131
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               BRADLEY S. JACOBS
                             UNITED RENTALS, INC.
                          FOUR GREENWICH OFFICE PARK
                         GREENWICH, CONNECTICUT 06830
                                (203) 622-3131
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                               ----------------
                       Copies of all communications to:

  JOSEPH EHRENREICH, ESQ.   STEPHEN M. BESEN, ESQ.    PHYLLIS G. KORFF, ESQ.
   EHRENREICH EILENBERG   WEIL, GOTSHAL & MANGES LLP   SKADDEN, ARPS, SLATE,
    KRAUSE & ZIVIAN LLP        767 FIFTH AVENUE         MEAGHER & FLOM LLP
    11 EAST 44TH STREET    NEW YORK, NEW YORK 10153      919 THIRD AVENUE
 NEW YORK, NEW YORK 10017       (212) 310-8000       NEW YORK, NEW YORK 10022
      (212) 986-9700                                      (212) 735-3000

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                               ----------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               EXPLANATORY NOTE

  This Registration Statement contains two forms of prospectus: one to be used in connection with an offering in the United States and Canada (the "U.S. Prospectus") and one to be used in a concurrent offering outside the United States and Canada (the "International Prospectus"). The two prospectuses are identical except for the front and back cover pages, the inside front cover page, and the section entitled "Underwriting." The form of the U.S. Prospectus is included herein and is followed by the alternate pages to be used in the International Prospectus. Each of the alternate pages for the International Prospectus included herein is labeled "Alternate Page for International Prospectus."

PROSPECTUS
                               7,000,000 SHARES

                                     [LOGO] UNITED
                                            RENTALS

                                 COMMON STOCK

                               ----------------

  All of the shares of Common Stock, $.01 par value (the "Common Stock"), offered hereby are being offered by United Rentals, Inc., a Delaware corporation (the "Company").

  Of the Common Stock offered hereby, 5,600,000 shares are being offered initially in the United States and Canada by the U.S. Underwriters (the "U.S. Offering"), and 1,400,000 shares are being offered initially in a concurrent international offering outside the United States and Canada by the International Managers (the "International Offering", and together with the U.S. Offering, the "Offerings"). The initial public offering price and the underwriting discount per share are identical for each of the Offerings. See "Underwriting."

  Prior to the Offerings, there has been no public market for the Common Stock. For information relating to factors considered in determining the initial public offering price, see "Underwriting." Shares of Common Stock are being offered for sale to certain employees, directors and business associates of, and certain other persons designated by, the Company at the initial public offering price. Such employees, directors and other persons are expected to purchase, in the aggregate, not more than 10% of the Common Stock offered in the Offerings.

  The Common Stock has been approved for listing on the New York Stock Exchange under the symbol "URI", subject to official notice of issuance.

  SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                               ----------------

THESE SECURITIES HAVE  NOT BEEN APPROVED OR DISAPPROVED BY  THE SECURITIES AND
 EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION,  NOR  HAS  THE
  SECURITIES AND  EXCHANGE  COMMISSION  OR ANY  STATE  SECURITIES COMMISSION
  PASSED   UPON  THE   ACCURACY  OR   ADEQUACY  OF   THIS  PROSPECTUS.   ANY
   REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                                  PRICE TO   UNDERWRITING PROCEEDS TO
                                                   PUBLIC    DISCOUNT(1)  COMPANY(2)
-------------------------------------------------------------------------------------
Per Share......................................    $13.50       $.945       $12.555
-------------------------------------------------------------------------------------
Total(3).......................................  $94,500,000  $6,615,000  $87,885,000

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

(1) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."
(2) Before deducting expenses of the Offerings payable by the Company estimated at $1,500,000.

(3) The Company has granted the U.S. Underwriters and the International Managers options to purchase up to an additional 840,000 shares and 210,000 shares of Common Stock, respectively, in each case exercisable within 30 days of the date hereof, solely to cover over-allotments, if any. If such options are exercised in full, the total Price to Public, Underwriting Discount and Proceeds to the Company will be $108,675,000, $7,607,250 and $101,067,750, respectively. See "Underwriting."

                               ----------------

  The shares of Common Stock are being offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to the approval of certain legal matters by counsel for the Underwriters and to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made in New York, New York, on or about December 23, 1997.

                               ----------------
MERRILL LYNCH & CO.

                    DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION
                                                       DEUTSCHE MORGAN GRENFELL

                               ----------------

            The date of this Prospectus is December 18, 1997.

  Certain persons participating in the Offerings may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Such transactions may include stabilizing, the purchase of Common Stock to cover syndicate short positions and the imposition of penalty bids. For a description of these activities, see "Underwriting."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements and notes thereto appearing elsewhere in this Prospectus. Unless otherwise indicated, the terms "United Rentals" and "the Company" refer collectively to United Rentals, Inc. and its subsidiaries. The Company commenced rental operations in October 1997 by acquiring six established equipment rental companies (the "Initial Acquired Companies"). All financial and operating data for the Company contained herein with respect to 1996 and the first nine months of 1997 is on a pro forma basis giving effect to the acquisition of the Initial Acquired Companies and the financing thereof as of the beginning of the specified period. Unless otherwise indicated, the information contained in this Prospectus assumes no exercise of the Underwriters' over-allotment options.

                                  THE COMPANY

  United Rentals was formed in September 1997 for the purpose of creating a large, geographically diversified equipment rental company and commenced rental operations in October 1997 by acquiring six established equipment rental companies. The Company rents a broad array of equipment to a diverse customer base that includes construction industry participants, industrial companies, homeowners and other individuals. The Company also engages in related activities such as selling used rental equipment, acting as a distributor for certain new equipment, and selling related merchandise and parts. The Company had pro forma revenues of $51.9 million during 1996 and $42.1 million during the first nine months of 1997.

  United Rentals currently operates 12 rental locations in five states:
California (6), Colorado (1), North Carolina (3), Texas (1), and Utah (1). The Company's locations are managed by experienced professionals who have been involved in the equipment rental industry an average of 24 years and have substantial knowledge of the local markets served. These managers are former owners/employees of the businesses acquired by the Company. The types of rental equipment offered by the Company include a broad range of light to heavy construction and industrial equipment (such as pumps, generators, forklifts, backhoes, cranes, bulldozers, aerial lifts and compressors), general tools and equipment (such as hand tools and garden and landscaping equipment) and special event equipment (such as tents, tables and chairs). The equipment mix varies at each of the Company's locations, with some locations offering a general mix and some specializing in specific equipment categories. As of November 30, 1997, the Company's rental equipment included approximately 11,800 units (not including special event equipment), had an original purchase price of approximately $65.7 million and had a weighted average age (based on original purchase price) of approximately four years.

                               THE INDUSTRY

  The Company estimates that the U.S. equipment rental industry (including used and new equipment sales by rental companies) generates annual revenues in excess of $20 billion. The combined equipment rental revenues of the 100 largest equipment rental companies have increased at an estimated compound annual rate of approximately 21% from 1992 through 1996 (based upon revenues reported by the Rental Equipment Register, an industry trade publication). The Company believes that this growth primarily reflects increasing recognition by customers of the many advantages that equipment rental may offer compared with ownership, including the ability to: (i) avoid the large capital investment required for equipment purchases, (ii) reduce storage and maintenance costs,
(iii) supplement owned equipment, thereby increasing the range and number of jobs that can be worked on, (iv) access a broad selection of equipment and select the equipment best suited for each particular job, (v) obtain equipment as needed and minimize the costs associated with idle equipment, and (vi) access the latest technology without investing in new equipment.

  The equipment rental industry is highly fragmented and consists of a small number of multi-location regional or national operators and a large number of relatively small, independent businesses serving discrete local markets. Based upon rental revenues reported by the Rental Equipment Register: (i) there are only five equipment rental companies that had 1996 equipment rental revenues in excess of $100 million (with the largest company having 1996 equipment rental revenues of approximately $400 million), (ii) the largest 100 equipment rental companies combined have less than a 20% share of the market based on 1996 equipment rental revenues and the Company's estimate of the size of the market (with the largest company having a market share of less than 3%), and (iii) there are approximately 100 equipment rental companies that had 1996 equipment rental revenues between $5 million and $100 million. In addition, the Company estimates that there are more than 20,000 companies with annual equipment rental revenues of less than $5 million. The Company believes that the fragmented nature of the industry presents substantial consolidation and growth opportunities for companies with access to capital and the ability to implement a disciplined acquisition program and effectively integrate and operate acquired companies.

                                GROWTH STRATEGY

  The Company's growth strategy is to expand through a disciplined acquisition program, the opening of new rental locations and internal growth and to further diversify its equipment categories and customer markets. The Company believes that as it expands it should gain competitive advantages relative to smaller operators, including greater purchasing power, a lower cost of capital, the ability to provide customers with a broader range of equipment and services and with newer and better maintained equipment, and greater flexibility to transfer equipment among locations in response to customer demand.

  The Company is seeking to acquire companies of varying size, including relatively large companies to serve as platforms for regional development and smaller companies to complement existing or anticipated locations. In evaluating potential acquisition targets, the Company considers a number of factors, including the quality of the target's rental equipment and management, the opportunities to improve operating margins and increase internal growth at the target, the economic prospects of the region in which the target is located, the potential for additional acquisitions in the region, and the competitive landscape in the target's markets. The Company will seek expansion opportunities in the United States and Canada and will pursue acquisition candidates with varying types of equipment and customer specializations. The Company believes that geographic and customer diversification will allow the Company to participate in the overall growth of the equipment rental industry and reduce the Company's sensitivity to fluctuations in regional economic conditions or changes that affect particular market segments.

  The Company believes that there will be significant opportunities to improve operating margins at acquired companies through the efficient integration of new and existing operations, the elimination of duplicative costs, reduction in overhead, the centralization of functions such as purchasing and information technology, and the application of best practices. The Company also believes that a lack of capital has constrained expansion and modernization at many small and mid-sized equipment rental companies and that as a result there is significant potential to increase internal growth at many acquired companies through capital investment. The Company will seek to increase internal growth by investing in additional and more modern equipment, using advanced information technology systems to improve asset utilization and tracking, increasing sales and marketing efforts, expanding the customer segments and geographic areas served, and opening complementary locations.

                                   BACKGROUND

  The Company was founded by eight of the Company's officers, who contributed an aggregate of $44.4 million in cash to the capital of the Company. Each of the founders was formerly a senior executive of United Waste Systems, Inc. ("United Waste"), a solid waste management company that was sold in August 1997, or a senior member of United Waste's acquisition team. United Waste executed a growth strategy that combined a disciplined acquisition program (including over 200 acquisitions completed from January 1995 through August
1997), the integration and optimization of acquired facilities, and internal growth. The Company believes that the extensive experience of its management team in acquiring and effectively integrating and operating acquisition targets should enable the Company to capitalize on consolidation opportunities in the equipment rental industry.

  United Rentals, Inc. was incorporated under the laws of the State of Delaware in August 1997, initially capitalized in September 1997 and commenced rental operations in October 1997 by acquiring the six Initial Acquired Companies. The executive offices of the Company are located at Four Greenwich Office Park, Greenwich, Connecticut 06830, and its telephone number is (203) 622-3131.

                                 THE OFFERINGS

 Common Stock offered hereby .....  7,000,000 shares(1)
 Common Stock to be outstanding
  after the Offerings ............  22,849,119 shares(1)(2)
 Use of Proceeds .................  The net proceeds from the Offerings will be used (i) to repay approximately $31 million
                                    of outstanding indebtedness under the
                                    Company's $55 million revolving credit
                                    facility (the "Credit Facility") and (ii)
                                    for future acquisitions, capital
                                    expenditures and general corporate
                                    purposes. See "Use of Proceeds."
 New York Stock Exchange Symbol ..  URI

--------
(1) Assumes no exercise of the over-allotment options granted by the Company to the Underwriters.

(2)Does not include (i) 6,344,058 shares issuable upon the exercise of outstanding warrants ("Warrants"), all of which are currently exercisable at an exercise price of $10.00 per share, (ii) 883,083 shares issuable upon the exercise of outstanding options granted pursuant to the Company's 1997 Stock Option Plan, which provide for exercise prices ranging from $10.00 to $30.00 per share, the weighted average exercise price being $12.66 per share, (iii) 4,116,917 shares reserved for possible future grants of options under the Company's 1997 Stock Option Plan, and (iv) shares issuable upon conversion of a $300,000 convertible note which provides for a conversion price per share equal to 120% of the initial public offering price per share in the Offerings. Also does not reflect adjustments which may change the number of shares issued as consideration for the acquisition of one of the Initial Acquired Companies. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Consideration Paid for Initial Acquired Companies," "Management-- Capital Contributions by Officers and Directors" and "Description of Capital Stock--Warrants, Options and Convertible Notes."

                                  RISK FACTORS

  See "Risk Factors" beginning on page 7 for a discussion of certain risks that should be considered in connection with an investment in the Common Stock offered hereby.

      SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

  The Company was incorporated in August 1997, initially capitalized in September 1997, and commenced rental operations in October 1997 by acquiring the six Initial Acquired Companies. The following unaudited pro forma income statement data with respect to each of the periods set forth below gives effect to the acquisition of each of the Initial Acquired Companies, the financing of each such acquisition and all issuances of Common Stock after the beginning of the period, as if all such transactions had occurred at the beginning of the period presented. The following unaudited pro forma balance sheet data as of September 30, 1997 gives effect to the acquisition of each of the Initial Acquired Companies, the financing of each such acquisition, all issuances of Common Stock after September 30, 1997 and the rescission of the issuance of 532,752 shares of Common Stock, as if all such transactions had occurred on such date. The following unaudited pro forma as adjusted balance sheet data gives effect to the foregoing and to completion of the Offerings and the application of a portion of the estimated net proceeds therefrom to repay outstanding indebtedness under the Credit Facility. See "Use of Proceeds" and "Capitalization."


                              HISTORICAL                   PRO FORMA
                          ------------------- ------------------------------------
                              PERIOD FROM
                            AUGUST 14, 1997                        NINE MONTHS
                          (INCEPTION) THROUGH    YEAR ENDED           ENDED
                          SEPTEMBER 30, 1997  DECEMBER 31, 1996 SEPTEMBER 30, 1997
                          ------------------- ----------------- ------------------
                               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Total revenues..........        $   --             $51,889           $ 42,095
Gross profit............            --              19,349             15,210
Operating income
 (loss).................           (348)             7,160              5,542
Interest expense .......            --               1,802              1,352
Other (income) expense,
 net....................            (75)              (412)              (482)
                                -------            -------           --------
Income (loss) before in-
 come taxes.............           (273)             5,770              4,672
Income taxes............            --               2,308              1,869
                                -------            -------           --------
Net income (loss).......        $  (273)           $ 3,462           $  2,803
                                =======            =======           ========
Earnings (loss) per com-
 mon share..............        $ (0.02)           $  0.20           $   0.16
                                =======            =======           ========
                                          AS OF SEPTEMBER 30, 1997
                          --------------------------------------------------------
                                                                    PRO FORMA
                              HISTORICAL          PRO FORMA        AS ADJUSTED
                          ------------------- ----------------- ------------------
                                           (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equiva-
 lents..................        $54,638            $    50           $ 58,218
Rental equipment, net...            --              37,117             37,117
Total assets............         54,851             93,107            151,275
Debt....................            --              28,527                300
Stockholders' equity....         52,834             58,674            145,069

                                 RISK FACTORS

  An investment in the shares of Common Stock offered hereby involves a high degree of risk. In addition to the other information in this Prospectus, the following Risk Factors should be considered carefully in evaluating an investment in the Common Stock.

RECENTLY FORMED COMPANY; ABSENCE OF OPERATING HISTORY

  The Company was incorporated in August 1997, initially capitalized in September 1997, and commenced equipment rental and related operations in October 1997 by acquiring the six Initial Acquired Companies. The Company's historical financial statements included herein only cover the period from inception through September 30, 1997, and principally reflect the initial activities of the Company relating to the Company's organization, search for acquisition candidates and development of the management team and infrastructure required to support its growth strategy and manage the expanded operations that the Company is seeking to build. Since the acquisitions of the Initial Acquired Companies were closed subsequent to September 30, 1997 and accounted for as purchases, the Company's historical financial statements do not reflect the results of the acquired businesses even though such businesses have been in existence an average of 25 years. Consequently, the Company has no operating history relating to its business upon which an evaluation of the Company and its prospects can be based.

INITIAL ACQUIRED COMPANIES NOT HISTORICALLY OPERATED AS A COMBINED BUSINESS

  Although the Initial Acquired Companies have been in existence an average of 25 years, the businesses of these companies have not historically been operated as a combined business. There can be no assurance that the Company will be able to integrate successfully the businesses of the Initial Acquired Companies (or the businesses of any companies acquired in the future), to operate them profitably on a combined basis, or to effectively manage the combined business. Failure by the Company to successfully integrate or effectively manage the Initial Acquired Companies could have a material adverse effect on the Company's results of operations and financial condition.

START-UP LOSSES

  During the period from August 14, 1997 (inception) through September 30, 1997, the Company had a net loss of $273,000. This loss reflected the fact that during this period (which preceded the commencement of the Company's equipment rental operations) the Company had no revenues but incurred costs relating to the Company's organization, search for acquisition candidates and development of the management team and infrastructure required to support its growth strategy and manage the expanded operations that the Company is seeking to build. The Company may also report a net loss for the fourth quarter of 1997, reflecting the fact that (i) the Company in the fourth quarter continued to incur substantial expenses for the foregoing purposes and (ii) the results of the Initial Acquired Companies will only be included in the Company's results for a portion of the quarter. The Pro Forma Consolidated Financial Statements of the Company included elsewhere herein give pro forma effect to the acquisitions of the Initial Acquired Companies and the financing thereof, as more fully described in the Notes to such statements. On such a pro forma basis, the Company had revenues of $51.9 million and $42.1 million during 1996 and the first nine months of 1997, respectively, and net income during such periods of $3.5 million and $2.8 million, respectively. Such pro forma results, however, are not necessarily indicative of the actual results of operations that would have occurred had the acquisitions of the Initial Acquired Companies occurred at the beginning of the respective periods presented or of the results that may occur in the future. There can be no assurance that the Company will achieve profitability in the near term, if at all.

RISKS RELATING TO GROWTH STRATEGY

  Principal components of the Company's growth strategy include continued expansion through an ongoing acquisition program, the opening of start-up locations, and internal growth. However, there can be no assurance that the Company will successfully implement its growth strategy or that, if implemented, such strategy will result in profitability. Furthermore, there can be no assurance that the Company's growth rate will be comparable to the past or future growth rate of the overall equipment rental industry or any segment thereof. The Company's growth strategy involves a number of risks and uncertainties, including:

  Availability of Acquisition Targets and Sites for Start-up Locations. The Company may encounter substantial competition in its efforts to identify and acquire appropriate acquisition candidates and sites for start-up locations, which could have the effect of increasing prices for acquisitions or such sites. There can be no assurance that the Company will succeed in identifying appropriate acquisition candidates or sites for start-up locations or that the Company will be able to acquire any acquisition candidate or site that it does identify on terms that are acceptable to the Company.

  Need to Integrate New Operations. As the Company grows, the Company intends to focus substantial efforts on the efficient integration of new operations, the elimination of duplicative costs and reduction in overhead. There can be no assurance, however, that the Company will be successful in these efforts or that these efforts may not in certain circumstances adversely affect existing operations.

  Need to Recruit Additional Personnel. The Company will require additional personnel in order to implement its growth strategy and support expanded operations. Accordingly, the Company is in the process of recruiting additional operating, acquisition, finance and other personnel from the equipment rental industry and from other industries. There can be no assurance, however, that the Company will succeed in recruiting the requisite qualified personnel as and when needed.

  Certain Risks Related to Start-up Locations. The Company to date has not established any start-up locations and there can be no assurance that the Company will successfully establish any such locations in the near term or at all. The Company expects that start-up locations may initially have a negative impact on results of operations and margins due to several factors, including:
(i) the Company will incur significant start-up expenses in connection with establishing each start-up location and (ii) it will generally take some time following the commencement of operations at a start-up location before profitability can be achieved. There can be no assurance that any start-up location will become profitable within the first several years of operations, if at all.

DEPENDENCE ON ADDITIONAL CAPITAL TO FINANCE GROWTH

  The Company's growth strategy will require substantial capital investment. Capital will be required by the Company for, among other purposes, completing acquisitions, establishing new rental locations, integrating completed acquisitions, acquiring rental equipment and maintaining the condition of its rental equipment. The Company intends to pay for future acquisitions using cash, capital stock, notes and/or assumption of indebtedness. To the extent that cash generated internally and cash available under the Credit Facility is not sufficient to provide the capital required for such purposes and future operations, the Company will require additional debt and/or equity financing in order to provide for such capital. There can be no assurance, however, that such financing will be available or, if available, will be available on terms satisfactory to the Company. Failure by the Company to obtain sufficient additional capital in the future could limit the Company's ability to implement its business strategy. Future debt financings, if available, may result in increased interest and amortization expense, increased leverage, decreased income available to fund further acquisitions and expansion, and may limit the Company's ability to withstand competitive pressures and render the Company more vulnerable to economic downturns. Future equity financings may dilute the equity interest of existing stockholders.

POSSIBLE UNDISCOVERED LIABILITIES OF ACQUIRED COMPANIES

  Although the Company performs a due diligence investigation of each business that it acquires, there may nevertheless be liabilities of the Initial Acquired Companies or future acquired companies that the Company fails or is unable to discover during its due diligence investigation and for which the Company, as a successor owner, may be responsible. The Company seeks to minimize the impact of these liabilities by obtaining indemnities and warranties from the seller which may be supported by deferring payment of a portion of the purchase price. However, these indemnities and warranties, if obtained, may not fully cover the liabilities due to their limited scope, amount, or duration, the financial limitations of the indemnitor or warrantor, or other reasons.

DEPENDENCE ON MANAGEMENT

  The Company is highly dependent upon its senior management team. The loss of the services of any member of senior management may have a material adverse effect on the Company. The Company's Credit Facility provides that the failure of certain members of the Company's current senior management to continue to hold executive positions with the Company for a period of 30 consecutive days constitutes an event of default under the Credit Facility unless replacement officers satisfactory to the lenders are appointed. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources." The Company does not presently maintain "key man" life insurance with respect to members of senior management.

  The Company's rental locations are managed by regional and local managers who have an average of 24 years of experience in the equipment rental industry and substantial knowledge of the local markets served. These managers are former owners/employees of the businesses acquired by the Company. The loss of one or more of these managers may have a material adverse effect on the Company in the event that the Company is unable to find a suitable replacement in a timely manner.

  The Company's present dependence on regional and local managers is heightened by the fact that the Company's founding senior management team, while having substantial acquisition and operating experience in other industries (particularly the solid waste industry), does not have experience in the equipment rental industry.

NEED FOR INTEGRATED INFORMATION TECHNOLOGY SYSTEMS

  Due to the recent formation of the Company, the Company has not yet fully implemented the type of integrated information technology systems that it will require in order to effectively integrate, manage and optimize its operations. Consequently, each acquired business is currently using the systems that it had in place at the time it was acquired. The Company is currently in the process of selecting and implementing the information technology systems required for its existing operations. The Company estimates that it will take approximately six months to complete this process and that the cost relating thereto will be in the range of $500,000 to $1 million (including the costs incurred to date, which have not been material). However, there can be no assurance that the Company will not encounter unexpected delays and costs in connection with implementing such systems or that such systems when installed will function in accordance with the Company's expectations. Furthermore, the Company expects that it will be required to upgrade and expand its information technology systems on an ongoing basis as it expands its operations and completes acquisitions. The Company cannot at this time quantify the expenditures that will be required in connection with any such future upgrades or expansions, but such expenditures may be substantial.

COMPETITION

  The equipment rental industry is highly fragmented and competitive. The Company's competitors include public companies or divisions of public companies; regional competitors which operate in one or more states; small, independent businesses with one or two rental locations; and equipment vendors and dealers who both sell and rent equipment directly to customers. Certain of the Company's competitors are larger and have greater financial resources than the Company. There can be no assurance that the Company will not encounter increased competition from existing competitors or new market entrants or that equipment manufacturers will not commence, or increase their efforts, to rent or sell equipment directly to the Company's customers. In addition, to the extent that competitors seek to gain or retain market share by reducing prices, the Company may be required to lower its prices, thereby affecting operating results. See "Business--Competition."

SENSITIVITY TO GENERAL ECONOMIC AND WEATHER CONDITIONS

  The Company believes that the equipment rental business is sensitive to changes in economic conditions and that demand for rental equipment can be reduced significantly by adverse weather conditions. There can be no assurance that the Company's business and financial condition will not be adversely affected by (i) changes in general economic conditions, including national, regional and local changes in construction and industrial activity, (ii) increases in interest rates that may result in a higher cost of capital to the Company, or (iii) adverse weather conditions that may decrease construction and industrial activity.

QUARTERLY FLUCTUATIONS OF OPERATING RESULTS

  The Company expects that its revenues and operating results may fluctuate from quarter to quarter due to a number of factors, including: seasonal rental patterns of the Company's customers (with rental activity tending to be lower in the winter); changes in general economic conditions in the Company's markets; the timing of acquisitions and the opening of start-up locations (which generally will require a period of time to become profitable) and related costs; the effect of the integration of acquired businesses and start-up locations; the timing of expenditures for new equipment and the disposition of used equipment; and price changes in response to competitive factors. These factors, among others, may result in the Company's results of operations in some future periods not meeting expectations, which could have a material adverse impact on the market price of the Common Stock.

LIABILITY AND INSURANCE

  The Company is subject to various possible claims, including claims for personal injury or death caused by equipment rented or sold by the Company or motor vehicle accidents involving Company delivery and service personnel and compensation and other employment related claims. Although each of the Initial Acquired Companies maintains its own insurance, the Company is in the process of acquiring insurance subject to deductibles on a company-wide basis. However, certain types of claims such as claims for punitive damages or for damages arising from intentional misconduct, which are often alleged in third party lawsuits, might not be covered by the Company's insurance. There can be no assurance that insurance will be available to the Company on economically reasonable terms, if at all, that existing or future claims will not exceed the level of the Company's insurance, or that the Company will have sufficient capital available to pay any uninsured claims.

ENVIRONMENTAL REGULATION

  The Company uses hazardous materials, such as solvents, to clean and maintain its rental equipment and generates and disposes of wastes such as used motor oil, radiator fluid, solvents and batteries. In addition, the Company currently dispenses, or may in the future dispense, petroleum products from underground and above-ground storage tanks located at certain rental locations. These and other activities of the Company are subject to various federal, state and local laws and regulations governing the generation, handling, storage, transportation, treatment and disposal of hazardous substances and wastes. Under such laws, an owner or lessee of real estate may be liable for, among other things, (i) the costs of removal or remediation of certain hazardous or toxic substances located on, in, or emanating from, such property, as well as related costs of investigation and property damage and substantial penalties for violations of such laws, and (ii) environmental contamination at facilities where its waste is or has been disposed. Such laws often impose such liability without regard to whether the owner or lessee knew of, or was responsible for, the presence of such hazardous or toxic substances. Although the Company investigates each business or property that it acquires or leases and believes there are no existing material liabilities relating to non-compliance with environmental laws and regulations, there can be no assurance that there are no undiscovered potential liabilities relating to non-compliance with environmental laws and regulations, that historic or current operations have not resulted in undiscovered conditions that will require investigation and/or remediation under environmental laws, or that future uses or conditions will not result in the imposition of environmental liability upon the Company or expose the Company to third-party actions such as tort suits. Furthermore, there can be no assurance that changes in environmental regulations in the future will not require the Company to make significant capital expenditures to change methods of disposal of hazardous materials or otherwise alter aspects of its operations. See "Business-- Environmental Regulation."

BROAD DISCRETION ON APPLICATION OF PROCEEDS

  The Company's business plan is general in nature and subject to change based upon changing conditions and opportunities. As a result, the Company will have broad discretion in applying the portion of the net proceeds not allocated to the repayment of outstanding indebtedness under the Credit Facility (as well as the proceeds of any future borrowings under the Credit Facility). The Company may use the net proceeds for future acquisitions. The Company at present is not party to any definitive agreements relating to future acquisitions.

CONCENTRATED CONTROL

  Immediately following completion of the Offerings, the officers and directors of the Company will own an aggregate of 13,150,714 shares of Common Stock, representing approximately 58% of the Company's outstanding Common Stock (including 10,000,000 shares, representing approximately 44% of the Company's outstanding Common Stock, beneficially owned by Bradley S. Jacobs, Chairman and Chief Executive Officer of the Company) and will therefore be able to elect the entire Board of Directors of the Company and to control the Company's management and affairs. See "Principal Stockholders."

NO PRIOR PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

  Prior to the Offerings, there has been no public market for the Common Stock, and there can be no assurance that an active trading market will develop after the Offerings or, if a trading market does develop, that it will be sustained or that the shares of Common Stock could be resold at or above the initial public offering price. The initial public offering price of the Common Stock offered hereby has been determined through negotiations between the Company and the representatives of the Underwriters and may not be an indication of the actual value of the stock or of the price at which the Common Stock will actually trade after the Offerings. After completion of the Offerings, the market price of the Common Stock could be subject to significant variation due to fluctuations in the Company's operating results, changes in earnings estimates by securities analysts, the degree of success the Company achieves in implementing its business strategy, changes in business or regulatory conditions affecting the Company, its customers or its competitors, and other factors. In addition, the financial markets may experience volatility that affects the market prices of companies in ways unrelated to the operating performance of such companies, and such volatility may adversely affect the market price of the Common Stock.

IMMEDIATE AND SUBSTANTIAL DILUTION

  The purchasers of the Common Stock offered hereby will experience immediate and substantial dilution of $8.94 per share, representing the amount by which the purchase price of the Common Stock offered hereby exceeds the pro forma net tangible book value of the Common Stock as of September 30, 1997. If the Company issues additional Common Stock in the future, including shares that may be issued in connection with future acquisitions, purchasers of Common Stock in the Offerings may experience further dilution in net tangible book value per share of Common Stock. See "Dilution."

ABSENCE OF DIVIDENDS

  The Company has never paid any dividends on its Common Stock and has no plans to pay dividends on its Common Stock in the foreseeable future. Under the terms of the Credit Facility, the Company is prohibited from paying dividends on the Common Stock. See "Dividend Policy."

SHARES ELIGIBLE FOR FUTURE SALE

  Sales of substantial amounts of Common Stock (including shares issued upon exercise of warrants or options), or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock. The number of outstanding shares of Common Stock available for sale in the public market will be limited by (i) agreements with the Underwriters pursuant to which the Company, each of its officers and directors, and the holders of the 318,712 shares issued as consideration for acquisitions have agreed not to sell or otherwise dispose of any shares of Common Stock (including shares that may be acquired upon the exercise of currently exercisable warrants) for a period of 180 days after the date of this Prospectus without the prior written consent of Merrill Lynch & Co., on behalf of the Underwriters (except that the Company may issue shares as consideration for acquisitions, provided that the Company may not issue in excess of 500,000 shares for acquisitions unless the recipients of any excess shares agree to be subject to the foregoing lock-up agreement with respect to such excess shares); (ii) agreements with the Company (the "Stockholder Lock-up Agreements") pursuant to which each other holder of currently outstanding shares of Common Stock has agreed not to sell or otherwise transfer such shares without the prior written consent of the Company (such agreements with respect to 310,110 of such shares to lapse on the third anniversary of the date of this Prospectus and such agreements with respect to the balance of such shares to lapse with respect to one-third of such shares on the first, second and third anniversaries of the closing of the Offerings, respectively); and (iii) an agreement with the Underwriters pursuant to which the Company has agreed not to waive any Stockholder Lock-up Agreement for a period of 180 days after the date of this Prospectus without the prior written consent of Merrill Lynch & Co., on behalf of the Underwriters. See "Underwriting." Subject to the foregoing agreements, substantially all of the Company's outstanding shares of Common Stock and all shares that may hereafter be issued upon the exercise of outstanding warrants will be eligible for sale pursuant to a shelf registration statement covering such shares that the Company intends to file prior to completion of the Offerings. The Company expects to have such shelf registration statement declared effective upon the completion of the Offerings. This registration statement will (subject to the above-mentioned agreements and restrictions) enable the holders of such shares to publicly dispose of such shares from time to time.

ANTI-TAKEOVER PROVISIONS

  Certain provisions of the Company's Certificate of Incorporation and By-laws, as well as applicable Delaware law, may have the effect of discouraging unsolicited acquisition proposals or making it more difficult for a third party to gain control of the Company. These provisions provide, among other things, that (i) the Board of Directors shall be divided into three classes, with directors of each class serving for a staggered three-year period, (ii) directors may be removed only for cause and only upon the affirmative vote of at least 66 2/3% of the voting power of all the then outstanding shares of stock entitled to vote, (iii) stockholders may not act by written consent,
(iv) stockholder nominations and proposals may only be made if specified advance notice requirements are complied with, (v) stockholders are precluded from calling a special meeting of stockholders, and (vi) the Board of Directors has the authority to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the powers, preferences and rights of any such series without stockholder approval. Moreover, under certain conditions,
Section 203 of the Delaware General Corporation Law may prevent the Company from engaging in a "business combination" with an "interested stockholder." See "Certain Charter and By-law Provisions."

                                USE OF PROCEEDS

  The net proceeds to the Company from the Offerings are estimated to be $86.4 million ($99.6 million if the Underwriters' over-allotment option is exercised in full), after deduction of the underwriting discount and estimated offering expenses. The Company expects to use such net proceeds (i) to repay approximately $31 million of outstanding indebtedness under the Company's Credit Facility and (ii) for future acquisitions, capital expenditures and general corporate purposes. Pending use of the net proceeds for such purposes, the Company plans to invest the net proceeds in short-term, investment-grade, interest-bearing securities.

  Under the terms of the Credit Facility, the Company may borrow on a revolving basis up to $55 million until October 8, 2000, at which time all outstanding loans must be paid in full. Outstanding loans under the Credit Facility bear interest at a rate per annum equal to, at the Company's option, either the Eurodollar Rate (Reserve Adjusted) (as defined in the loan agreement providing for the Credit Facility) applicable to each interest period plus 1.5% to 2.5% per annum or the Alternate Reference Rate (as defined in such loan agreement) from time to time in effect plus 0% to .25% per annum. At November 30, 1997, the weighted average interest rate on the outstanding indebtedness was 7.5%. The proceeds from the outstanding indebtedness under the Credit Facility have been used by the Company to fund acquisitions. The repayment of the outstanding indebtedness under the Credit Facility from the proceeds of the Offerings will give the Company additional flexibility to reborrow funds under the Credit Facility for future acquisitions, capital expenditures and general corporate purposes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" for additional information regarding the Credit Facility.

                                DIVIDEND POLICY

  The Company intends to retain all earnings for the foreseeable future for use in the operation and expansion of its business and, accordingly, the Company currently has no plans to pay dividends on its Common Stock. The payment of any future dividends will be determined by the Board of Directors in light of conditions then existing, including the Company's earnings, financial condition and capital requirements, restrictions in financing agreements, business conditions and other factors. Under the terms of the Credit Facility, the Company is prohibited from paying dividends on its Common Stock. In addition, under Delaware law, the Company is prohibited from paying any dividends unless it has capital surplus or net profits available for this purpose. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                   DILUTION

  At September 30, 1997, the pro forma net tangible book value (tangible assets less liabilities) of the Company was $17.8 million, or $1.12 per share of Common Stock, after giving effect to the acquisition of the Initial Acquired Companies, the financing of each such acquisition, and all issuances of Common Stock after September 30, 1997. After giving effect to the foregoing and also giving effect to the sale by the Company of 7,000,000 shares of Common Stock in the Offerings, and after deduction of the underwriting discount and estimated expenses in connection with the Offerings, the pro forma net tangible book value of the Company at September 30, 1997 would have been $104.2 million, or approximately $4.56 per share of Common Stock. This represents an immediate increase in pro forma net tangible book value of approximately $3.44 per share to existing stockholders and an immediate dilution of pro forma net tangible book value of $8.94 per share to new investors purchasing shares in the Offerings. Dilution is determined by subtracting pro forma net tangible book value per share of Common Stock after the Offerings from the initial public offering price. The following table illustrates the per share dilution:

                                                                     PER SHARE
                                                                     ---------
   Initial public offering price..............................        $13.50
   Pro forma net tangible book value per share before the Of-
    ferings................................................... $1.12
   Increase in net tangible book value per share attributable to purchase of shares by new investors....................  3.44
                                                               -----
   Pro forma net tangible book value after the Offerings......          4.56
                                                                      ------
   Dilution to purchasing stockholders........................        $ 8.94
                                                                      ======

  The following table summarizes, on a pro forma basis as of the date of this Prospectus, the following information with respect to the existing stockholders of the Company (excluding stockholders who acquired shares as consideration for acquisitions) and the purchasers of the shares offered hereby: (i) the number of shares of Common Stock purchased from the Company,
(ii) the total consideration paid for such shares, and (iii) the average price per share paid for such shares.

                               SHARES PURCHASED  TOTAL CONSIDERATION   AVERAGE
                              ------------------ --------------------   PRICE
                                NUMBER   PERCENT    AMOUNT    PERCENT PER SHARE
                              ---------- ------- ------------ ------- ---------
Existing stockholders(1)..... 15,530,407   68.9% $ 52,029,993   35.5%  $ 3.35
Purchasing stockholders......  7,000,000   31.1    94,500,000   64.5    13.50
                              ----------  -----  ------------  -----   ------
  Total...................... 22,530,407  100.0% $146,529,993  100.0%  $ 6.50
                              ==========  =====  ============  =====   ======

--------
(1) Certain officers of the Company purchased 12,685,714 units consisting of one share of Common Stock and one-half of a Warrant at a price of $3.50 per unit. The Company estimates that the amount attributable to the share of Common Stock included in the unit was $3.25. See "Management--Capital Contributions by Officers and Directors."

                                CAPITALIZATION

  The following table sets forth (i) the capitalization of the Company as of September 30, 1997, on an historical basis, (ii) such capitalization on a pro forma basis giving effect to the acquisition of each of the Initial Acquired Companies, the financing of each such acquisition, all issuances of Common Stock after September 30, 1997 and the rescission of the issuance of 532,752 shares of Common Stock, and (iii) such pro forma capitalization as adjusted to give effect to the sale of the 7,000,000 shares offered hereby and the application of a portion of the net proceeds to repay indebtedness as described under "Use of Proceeds." This table should be read in conjunction with the Consolidated Financial Statements and related Notes thereto and the Pro Forma Consolidated Financial Statements and related Notes thereto of the Company included elsewhere in this Prospectus.

                                                   AS OF SEPTEMBER 30, 1997
                                                 ------------------------------
                                                                     PRO FORMA
                                                 ACTUAL   PRO FORMA AS ADJUSTED
                                                 -------  --------- -----------
                                                        (IN THOUSANDS)
Debt:
  Credit Facility............................... $   --    $28,227   $    --
  Convertible debt..............................     --        300        300
                                                 -------   -------   --------
    Total debt..................................     --     28,527        300
Common Stock, 532,752 shares issued and out-
 standing to be rescinded.......................   1,865       --         --
Stockholders' equity:
  Preferred Stock, $.01 par value, 5,000,000
   shares authorized; no shares issued and out-
   standing.....................................     --        --         --
  Common Stock, $.01 par value, 75,000,000
   shares authorized; 15,181,835 shares issued
   and outstanding, 15,849,119 shares issued and
   outstanding pro forma, and 22,849,119 shares
   issued and outstanding pro forma as adjust-
   ed(1)........................................     152       158        228
Additional paid-in capital......................  52,956    58,789    145,114
Accumulated deficit.............................    (273)     (273)      (273)
                                                 -------   -------   --------
    Total stockholders' equity..................  52,835    58,674    145,069
                                                 -------   -------   --------
Total capitalization............................ $54,700   $87,201   $145,369
                                                 =======   =======   ========

--------

(1) Does not include (i) 6,344,058 shares issuable upon the exercise of outstanding Warrants, all of which are currently exercisable at an exercise price of $10.00 per share, (ii) 883,083 shares issuable upon the exercise of outstanding options which provide for exercise prices ranging from $10.00 to $30.00 per share, the weighted average exercise price being $12.66 per share, (iii) 4,116,917 shares reserved for possible future grants of options under the Company's 1997 Stock Option Plan, and (iv) shares issuable upon conversion of a $300,000 convertible note which provides for a conversion price per share equal to 120% of the initial public offering price per share in the Offerings. Also does not reflect adjustments which may change the number of shares issued as consideration for the acquisition of one of the Initial Acquired Companies. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Consideration Paid for Initial Acquired Companies," "Management--Capital Contributions by Officers and Directors" and "Description of Capital Stock--Warrants, Options and Convertible Notes."

                       SELECTED HISTORICAL AND PRO FORMA
                      CONSOLIDATED FINANCIAL INFORMATION

  The following table presents (i) selected unaudited historical income statement and balance sheet data for the Initial Acquired Companies on a combined basis and (ii) selected historical and pro forma income statement and balance sheet data for the Company. The historical income statement and balance sheet data for the Company are derived from the audited Financial Statements of the Company included elsewhere in this Prospectus. The data presented below with respect to the Company should be read in conjunction with the Financial Statements and related Notes thereto and the Pro Forma Consolidated Financial Statements and related Notes thereto of the Company included elsewhere in this Prospectus.

  The following unaudited pro forma income statement data with respect to each of the periods set forth below gives effect to the acquisition of each of the Initial Acquired Companies, the financing of each such acquisition, all issuances of Common Stock after the beginning of the period and the rescission of the issuance of 532,752 shares of Common Stock, as if all such transactions had occurred at the beginning of the period presented. The following unaudited pro forma balance sheet data as of September 30, 1997 gives effect to the acquisition of each of the Initial Acquired Companies, the financing of each such acquisition, all issuances of Common Stock after September 30, 1997 and the rescission of the issuance of 532,752 shares of Common Stock, as if all such transactions had occurred on such date. The unaudited pro forma income statement data is not necessarily indicative of the actual results of operations that would have occurred had the foregoing transactions occurred at the beginning of the respective periods presented or of the results that may occur in the future. The following unaudited pro forma as adjusted balance sheet data gives effect to the foregoing and to completion of the Offerings and the application of a portion of the estimated net proceeds therefrom to repay outstanding indebtedness under the Credit Facility. See "Use of Proceeds" and "Capitalization."

                                                     HISTORICAL                                               PRO FORMA
                    ----------------------------------------------------------------------------------- ----------------------
                              COMBINED INITIAL ACQUIRED COMPANIES                  UNITED RENTALS, INC.        COMPANY
                    -------------------------------------------------------------  -------------------- ----------------------
                                                                   NINE MONTHS
                                                                      ENDED            PERIOD FROM                 NINE MONTHS
                            YEAR ENDED DECEMBER 31,               SEPTEMBER 30,      AUGUST 14, 1997    YEAR ENDED    ENDED
                    -------------------------------------------  ----------------  (INCEPTION) THROUGH   DECEMBER   SEPTEMBER
                     1992     1993     1994     1995     1996     1996     1997     SEPTEMBER 30, 1997   31, 1996   30, 1997
                    -------  -------  -------  -------  -------  -------  -------  -------------------- ---------- -----------
                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT
 DATA:
Total revenues....  $30,792  $32,549  $38,179  $44,159  $51,889  $37,463  $42,095         $  --          $51,889     $42,095
Total cost of
 operations.......   22,025   22,961   24,829   28,563   34,737   25,427   28,224            --           32,540      26,885
                    -------  -------  -------  -------  -------  -------  -------         ------         -------     -------
Gross profit......    8,767    9,588   13,350   15,596   17,152   12,036   13,871            --           19,349      15,210
Selling, general
 and
 administrative
 expense..........    7,005    7,772    9,898   11,537   12,435    7,780    9,172            348          10,853       8,634
Non-rental
 depreciation and
 amortization.....      294      300      427      502      527      408      438            --            1,336       1,034
                    -------  -------  -------  -------  -------  -------  -------         ------         -------     -------
Operating income
 (loss)...........    1,468    1,516    3,025    3,557    4,190    3,848    4,261           (348)          7,160       5,542
Interest expense..      750      770      846    1,416    2,123    1,555    1,860            --            1,802       1,352
Other (income)
 expense..........     (353)    (336)    (412)    (306)    (412)    (285)    (407)           (75)           (412)       (482)
                    -------  -------  -------  -------  -------  -------  -------         ------         -------     -------
Income (loss)
 before taxes.....    1,071    1,082    2,591    2,447    2,479    2,578    2,808           (273)          5,770       4,672
Pro forma income
 taxes(1).........      428      433    1,036      979      992    1,031    1,123            --            2,308       1,869
                    -------  -------  -------  -------  -------  -------  -------         ------         -------     -------
Pro forma net
 income
 (loss)(1)........  $   643  $   649  $ 1,555  $ 1,468  $ 1,487  $ 1,547  $ 1,685         $ (273)        $ 3,462     $ 2,803
                    =======  =======  =======  =======  =======  =======  =======         ======         =======     =======
Earnings (loss)
 per share........                                                                        $(0.02)        $  0.20     $  0.16
                                                                                          ======         =======     =======
Dividends on
 Common Stock.....                                                                           --              --          --

                                                                                                          PRO FORMA
                                                      HISTORICAL                               PRO FORMA AS ADJUSTED
                        ---------------------------------------------------------------------- --------- -----------
                               COMBINED INITIAL ACQUIRED COMPANIES        UNITED RENTALS, INC.        COMPANY
                        ------------------------------------------------- -------------------- ---------------------
                                  AS OF DECEMBER 31,              AS OF
                        --------------------------------------- SEPTEMBER
                         1992    1993    1994    1995    1996   30, 1997           AS OF SEPTEMBER 30, 1997
                        ------- ------- ------- ------- ------- --------- ------------------------------------------
                                                               (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash
 equivalents..........  $ 2,544 $ 2,374 $ 2,349 $ 4,193 $ 3,227  $ 4,573        $ 54,638        $   50    $ 58,218
Rental equipment,
 net..................   10,112  10,730  14,270  20,244  27,145   31,138             --         37,117      37,117
Total assets..........   19,049  20,380  25,254  37,022  43,681   50,520          54,851        93,107     151,275
Debt..................    8,660  10,104  12,608  21,267  25,959   33,102             --         28,527         300
Stockholders' equity..    8,449   9,003   9,638  10,941  12,308   11,664          52,834        58,674     145,069

-------
(1) Certain of the Initial Acquired Companies had elected to be treated as Subchapter S Corporations prior to being acquired by the Company. In general, the income or loss of a Subchapter S Corporation is passed through to its owners rather than being subjected to taxes at the entity level. Pro forma net income or loss for the Initial Acquired Companies reflects a provision for income taxes as if all such companies were liable for federal and state income taxes as taxable corporate entities for all periods presented.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion should be read in conjunction with the Financial Statements and related Notes thereto, the unaudited Pro Forma Consolidated Financial Statements and related Notes thereto and the "Selected Historical and Pro Forma Consolidated Financial Information" of the Company included elsewhere in this Prospectus.

INTRODUCTION

  The Company was organized in August 1997, initially capitalized in September 1997, and commenced rental operations in October 1997 by acquiring the six Initial Acquired Companies. These acquisitions were all accounted for as purchases and, accordingly, the results of operations of the Initial Acquired Companies will be included in the Company's financial statements from the respective dates of acquisition.

  The Company's historical financial statements included herein cover the period from August 14, 1997 (inception) through September 30, 1997 and do not reflect any rental operations (which commenced in October 1997). The Company had a net loss during this period of $273,000 reflecting the fact that, while the Company had no revenues during this period, the Company incurred expenses in connection with the Company's organization, search for acquisition candidates and development of the management team and infrastructure required to support its growth strategy and manage the expanded operations that the Company is seeking to build. Although the Company's results of operations for the fourth quarter of 1997 will reflect the results of the Initial Acquired Companies, the Company may also report a net loss for this quarter, reflecting the fact that (i) the Company in the fourth quarter of 1997 continued to incur substantial expenses for the foregoing purposes and (ii) the results of the Initial Acquired Companies will only be included in the Company's results for a portion of the fourth quarter since the acquisitions closed after the beginning of the quarter.

GENERAL

  The Initial Acquired Companies primarily derived revenues from the following sources: (i) equipment rental (including additional fees that may be charged for equipment delivery, fuel, repair of rental equipment, and damage waivers),
(ii) the sale of used rental equipment, (iii) the sale of new equipment, and
(iv) the sale of related merchandise and parts. Rental revenues accounted for 68.8% and 66.4% of the Company's pro forma revenues during 1996 and the first nine months of 1997, respectively.

  Cost of operations consist primarily of depreciation costs associated with rental equipment, the cost of repairing and maintaining rental equipment, the cost of used and new equipment sold, personnel costs, occupancy costs, supplies, and expenses related to information systems. The Company records rental equipment expenditures at cost and depreciates equipment using the straight-line method over the estimated useful life (which ranges from 4 to 6 years), after giving effect to a 10% estimated salvage value.

  Selling, general and administrative expense includes advertising and marketing expenses, management salaries, and clerical and administrative overhead.

  Depreciation and amortization, excluding rental equipment, includes (i) depreciation expense associated with equipment that is not offered for rent (such as vehicles, computers and office equipment) and depreciation expense associated with leasehold improvements and (ii) the amortization of intangible assets. The Company's intangible assets include goodwill, which represents the excess of the purchase price of acquired companies over the estimated fair market value of the assets acquired.

  The acquisition of the Initial Acquired Companies by the Company altered the cost structure of the Initial Acquired Companies due to changes relating to depreciation and amortization, interest expense, compensation to former owners and lease expense for real estate. Accordingly, the Company believes that the historical results of operations of the Initial Acquired Companies are not indicative of future results and, therefore, the discussion below focuses on the pro forma results of the Company rather than on the historical results of the Initial Acquired Companies.

CONSIDERATION PAID FOR INITIAL ACQUIRED COMPANIES

  The aggregate consideration paid by the Company for the Initial Acquired Companies was $57.7 million and consisted of approximately $53.6 million in cash, 318,712 shares of Common Stock (the "Stock Consideration") and a $300,000 convertible note. In addition, the Company agreed to pay the former owners of one of the Initial Acquired Companies a percentage of such company's future revenues until an aggregate of $2.8 million has been paid. Following completion of the Offerings, the Stock Consideration will be valued based upon the average daily closing price of the Common Stock during the 60-day period immediately following completion of the Offerings. If the Stock Consideration as so valued is not equal to $3.8 million, the Stock Consideration will be adjusted (by the Company issuing additional shares or by the holders returning to the Company a portion of the Stock Consideration) as required to make the Stock Consideration as so valued equal to $3.8 million. Additionally, the Company repaid all of the outstanding indebtedness of the Initial Acquired Companies in the aggregate amount of $33.9 million.

PRO FORMA RESULTS OF OPERATIONS

  The Pro Forma Consolidated Financial Statements included herein with respect to a specified period give effect to the acquisition of each of the Initial Acquired Companies, the financing of each such acquisition, and all issuances of Common Stock after the beginning of such period, as if all such transactions had occurred at the beginning of the period (as more fully described in Note 4 to the Pro Forma Consolidated Financial Statements). Such pro forma financial statements, however, do not reflect (i) potential cost savings, synergies and efficiencies that may be achieved through the integration of the businesses and operations of the Initial Acquired Companies, (ii) the expenses that the Company may incur as it seeks to increase internal growth at the Initial Acquired Companies, including expenditures required in order to expand and modernize rental equipment, increase sales and marketing efforts, and expand and diversify the customer segments served, and (iii) the compensation expense relating to the Company's senior management which began accruing in September 1997. The results reflected in such pro forma financial statements are not necessarily indicative of the actual results of operations that would have occurred had the acquisitions of the Initial Acquired Companies occurred at the beginning of the respective periods presented or of future results.

  Revenues. Total revenues were $51.9 million and $42.1 million for the year ended December 31, 1996 and for the nine months ended September 30, 1997, respectively. Equipment rental revenues were 68.8% and 66.4% of revenues for the year ended December 31, 1996 and for the nine months ended September 30, 1997, respectively. The decrease in rental revenues as a percentage of total revenues in 1997 compared with 1996 was primarily attributable to increased sales of used rental equipment during 1997 at certain of the Initial Acquired Companies.

  Gross Profit. The gross profit margin from equipment rentals was 43.7% for the year ended December 31, 1996 and 40.9% for the nine months ended September 30, 1997. The decrease in 1997 compared with 1996 primarily reflected the fact that rental equipment utilization (measured by rental revenues as a percentage of average original cost of rental equipment) was lower in 1997 than in 1996 (59.9% in 1997 compared with 63.7% in 1996). The gross profit margin from sales of equipment and merchandise and other revenues was 23.2% in 1996 and 26.7% in 1997. The increase in 1997 compared with 1996 was primarily attributable to a change in the mix of equipment and merchandise sold.

  Selling, General and Administrative Expense. Selling, general and administrative expense ("SG&A") was $10.9 million for the year ended December 31, 1996 and $8.6 million for the nine months ended September 30, 1997. SG&A as a percentage of revenues was 20.9% for the year ended December 31, 1996 and 20.5% for the nine months ended September 30, 1997.

  Non-rental Depreciation and Amortization. Non-rental depreciation and amortization was $1.3 million and $1.0 million for the year ended December 31, 1996 and for the nine months ended September 30, 1997, respectively. Non-rental depreciation and amortization as a percentage of revenues was 2.6% for the year ended December 31, 1996 and 2.5% for the nine months ended September 30, 1997.

  Interest Expense. Interest expense was $1.8 million and $1.4 million for the year ended December 31, 1996 and for the nine months ended September 30, 1997, respectively. Interest expense for both periods relates to borrowings made under the Company's Credit Facility in order to fund a portion of the purchase price of the Initial Acquired Companies.

  Income Taxes. Pro forma income taxes was computed for the year ended December 31, 1996 and for the nine months ended September 30, 1997 using an estimated rate of 40%.

LIQUIDITY AND CAPITAL RESOURCES

  The Company has funded its cash requirements to date from (i) the sale of Common Stock and Warrants to the officers and directors of the Company for aggregate consideration of $46.8 million, (ii) other sales of Common Stock for aggregate consideration of $7.9 million, and (iii) borrowings under the Company's Credit Facility.

  The Company's Credit Facility with a group of financial institutions, for which Bank of America National Trust and Savings Association acts as agent, enables the Company to borrow up to $55 million on a revolving basis. The facility terminates on October 8, 2000, at which time all outstanding indebtedness is due. Up to $10 million of the Credit Facility is available in the form of letters of credit. Borrowings under the Credit Facility accrue interest, at the Company's option, at either (a) the Floating Rate (which is equal to the greater of (i) the Federal Funds Rate plus 0.5% and (ii) Bank of America's reference rate, in each case, plus a margin ranging from 0% to 0.25% per annum) or (b) the Eurodollar Rate (which is equal to Bank of America's reserve adjusted eurodollar rate plus a margin ranging from 1.5% to 2.5% per annum). As of November 30, 1997, there was $31 million of outstanding indebtedness under the Credit Facility. The Company plans to repay such indebtedness from the net proceeds of the Offerings. The Company will be able to reborrow the amounts so repaid.

  The Credit Facility contains certain covenants that require the Company to, among other things, satisfy certain financial tests relating to: (a) maintenance of minimum net worth, (b) the ratio of debt to net worth, (c) interest coverage ratio, (d) the ratio of funded debt to cash flow, and (e) the ratio of senior debt to tangible assets. The Credit Facility also contains certain covenants that restrict the Company's ability to, among other things,
(i) incur additional indebtedness, (ii) permit liens to attach to its assets,
(iii) enter into operating leases requiring payments in excess of specified amounts, (iv) declare or pay dividends or make other restricted payments with respect to its equity securities (including the Common Stock) or subordinated debt, (v) sell assets, (vi) make acquisitions unless certain financial conditions are satisfied, and (vii) engage in any line of business other than the equipment rental industry. The Credit Facility provides that the failure by any two of Messrs. Jacobs, Milne, Nolan and Miner to continue to hold executive positions with the Company for a period of 30 consecutive days constitutes an event of default under the Credit Facility unless replacement officers satisfactory to the lenders are appointed. The Credit Facility is also subject to other customary events of default. The Credit Facility is secured by substantially all of the assets of United Rentals, Inc. and by the stock and assets of its subsidiaries.

  The Company is currently in negotiations to increase the size of the Credit Facility to approximately $155 million. The Company expects such increase to become effective following completion of the Offerings, although there can be no assurance that such increase will become effective at such time, if at all.

  The Company expects that following completion of the Offerings its principal sources of cash will be borrowings under the Credit Facility, the portion of the net proceeds of the Offerings (approximately $55.4 million) that will not be used for repayment of outstanding indebtedness under the Credit Facility, and cash generated from operations. The Company estimates that such sources will be sufficient to fund the cash required for the Company's existing operations (not including new acquisitions or start-up locations that are not currently under development, which may require additional financing as discussed below) for at least 12 months following completion of the Offerings.

  The Company expects that following the Offerings its principal needs for cash relating to its operations will be to fund (i) operating activities and working capital, (ii) the purchase of equipment on an ongoing basis to maintain the quality and competitiveness of its existing rental equipment,
(iii) the purchase of equipment required to expand and modernize the rental equipment at certain locations, (iv) the purchase of equipment and other items required to maintain sufficient inventory of the new equipment and related merchandise and parts that the Company offers for sale, and (v) the installation of an integrated information technology system.

  The Company estimates that equipment expenditures for its existing locations will be in the range of $10 million to $15 million over the next 12 months. In addition, the Company expects that it will be required to make equipment expenditures in connection with new acquisitions. The Company cannot quantify at this time the amount of such equipment expenditures.

  Principal elements of the Company's strategy include expansion through a disciplined acquisition program and the opening of new rental locations. The Company expects to pay for future acquisitions using cash, capital stock, notes and/or assumption of indebtedness. The Company expects that cash required for future acquisitions and start-up locations will be provided by a combination of borrowings under the Credit Facility, the unused net proceeds of the Offerings, cash generated from operations, and future debt or equity financings. There can be no assurance that any such future debt or equity financings will be available or, if available, will be on terms satisfactory to the Company.

  The Company is in the process of developing two start-up locations. See "Business--Start-up Locations." The Company estimates that the aggregate costs associated with such start-up locations will be in the range of $2 million to $4 million. The Company believes that its existing sources of cash and borrowings under the Credit Facility will be sufficient to fund these costs without additional debt or equity financings.

  The Company estimates that it will be required to make expenditures in the range of $500,000 to $1 million (including the costs incurred to date, which have not been material) in order to install the integrated information technology systems required for its existing operations and to modify certain information technology systems to accommodate the year 2000 and thereafter. Furthermore, the Company expects that it will be required to upgrade and expand its information technology systems on an ongoing basis as it expands its operations and completes acquisitions. The Company cannot at this time quantify the expenditures that will be required in connection with any such future upgrades or expansions, but such expenditures may be substantial.

FLUCTUATIONS IN OPERATING RESULTS

  The Company expects that its revenues and operating results may fluctuate from quarter to quarter due to a number of factors, including: seasonal rental patterns of the Company's customers (with rental activity tending to be lower in the winter); changes in general economic conditions in the Company's markets; the timing of acquisitions and the opening of start-up locations and related costs; the effect of the integration of acquired businesses and start-up locations; the timing of expenditures for new equipment and the disposition of used equipment; and price changes in response to competitive factors.

  The Company is continually involved in the investigation and evaluation of potential acquisitions. In accordance with generally accepted accounting principles, the Company capitalizes certain direct out-of-pocket expenditures (such as legal and accounting fees) relating to potential or pending acquisitions. Indirect acquisition costs, such as executive salaries, general corporate overhead, public affairs and other corporate services, are expensed as incurred. The Company's policy is to charge against earnings any capitalized expenditures relating to any potential or pending acquisition that the Company determines will not be consummated. There can be no assurance that the Company in future periods will not be required to incur a charge against earnings in accordance with such policy, which charge, depending upon the magnitude thereof, could adversely affect the Company's results of operations.

  The Company will be required to incur significant start-up expenses in connection with establishing each start-up location. Such expenses may include, among others, pre-opening expenses related to setting up the facility, training employees, installing information systems and marketing. The Company expects that in general start-up locations will initially operate at a loss or at less than normalized profit levels. Consequently, the opening of a start-up location may negatively impact the Company's margins until the location achieves normalized profitability.

  There may be a lag between the time that the Company purchases new equipment and begins to incur the related depreciation and interest expenses and the time that the equipment begins to generate revenues at normalized rates. As a result, the purchase of new equipment, particularly equipment purchased in connection with expanding and diversifying the Company's rental equipment, may periodically reduce margins.

GENERAL ECONOMIC CONDITIONS AND INFLATION

   The Company's operating results may be adversely affected by (i) changes in general economic conditions, including national, regional and local changes in construction and industrial activity, (ii) increases in interest rates that may result in a higher cost of capital to the Company, or (iii) adverse weather conditions that may decrease construction and other industrial activity. Although the Company cannot accurately anticipate the effect of inflation on its operations, the Company believes that inflation has not had, and is not likely in the foreseeable future to have, a material impact on its results of operations.

                                   BUSINESS

  United Rentals was formed in September 1997 for the purpose of creating a large, geographically diversified equipment rental company and commenced rental operations in October 1997 by acquiring six established equipment rental companies. The Company rents a broad array of equipment to a diverse customer base that includes construction industry participants, industrial companies, homeowners and other individuals. The Company also engages in related activities such as selling used rental equipment, acting as a distributor for certain new equipment, and selling related merchandise and parts. The Company had pro forma revenues of $51.9 million during 1996 and $42.1 million during the first nine months of 1997. The Company's growth strategy is to expand through a disciplined acquisition program, the opening of new rental locations and internal growth and to further diversify its equipment categories and customer markets. The Company believes that as it expands it should gain competitive advantages relative to smaller operators, including greater purchasing power, a lower cost of capital, the ability to provide customers with a broader range of equipment and services and with newer and better maintained equipment, and greater flexibility to transfer equipment among locations in response to customer demand.

  United Rentals currently operates 12 rental locations in five states:
California (6), Colorado (1), North Carolina (3), Texas (1), and Utah (1). The Company's locations are managed by experienced professionals who have been involved in the equipment rental industry an average of 24 years and have substantial knowledge of the local markets served. These managers are former owners/employees of the businesses acquired by the Company. The types of rental equipment offered by the Company include a broad range of light to heavy construction and industrial equipment (such as pumps, generators, forklifts, backhoes, cranes, bulldozers, aerial lifts and compressors), general tools and equipment (such as hand tools and garden and landscaping equipment) and special event equipment (such as tents, tables and chairs). The equipment mix varies at each of the Company's locations, with some locations offering a general mix and some specializing in specific equipment categories. As of November 30, 1997, the Company's rental equipment included approximately 11,800 units (excluding special event equipment), had an original purchase price of approximately $65.7 million and had a weighted average age (based on original purchase price) of approximately four years.

INDUSTRY OVERVIEW

  The Company estimates that the U.S. equipment rental industry (including used and new equipment sales by rental companies) generates annual revenues in excess of $20 billion. The combined equipment rental revenues of the 100 largest equipment rental companies have increased at an estimated compound annual rate of approximately 21% from 1992 through 1996 (based upon revenues reported by the Rental Equipment Register, an industry trade publication). The Company believes that this growth primarily reflects the following trends:

  Recognition of Advantages of Renting. There is increasing recognition of the many advantages that equipment rental may offer compared with ownership, including the ability to: (i) avoid the large capital investment required for equipment purchases, (ii) reduce storage and maintenance costs, (iii) supplement owned equipment thereby increasing the range and number of jobs that can be worked on, (iv) access a broad selection of equipment and select the equipment best suited for each particular job, (v) obtain equipment as needed and minimize the costs associated with idle equipment, and (vi) access the latest technology without investing in new equipment.

  Increase in Contractor Rentals. There has been a fundamental shift in the way contractors meet their equipment needs. While contractors have historically used rental equipment on a temporary basis--to provide for peak period capacity, meet specific job requirements or replace broken equipment-- many contractors are now also using rental equipment on an ongoing basis to meet their long-term equipment requirements. A survey of contractors conducted in September 1996 by Merrill Lynch & Co. found that, on average, the percentage of contractor fleets that was rented increased from 7% in 1994 to 15% at the time of the survey.

  Outsourcing Trend. The general trend toward the corporate outsourcing of non-core competencies is leading large industrial companies increasingly to rent, rather than purchase, equipment that they require for repairing, maintaining and upgrading their facilities.

  The equipment rental industry is highly fragmented, consisting of a small number of multi-location regional or national operators and a large number of relatively small, independent businesses serving discrete local markets. Based upon rental revenues reported by the Rental Equipment Register: (i) there are only five equipment rental companies that had 1996 equipment rental revenues in excess of $100 million (with the largest company having 1996 equipment rental revenues of approximately $400 million), (ii) the largest 100 equipment rental companies combined have less than a 20% share of the market based on 1996 equipment rental revenues and the Company's estimate of the size of the market (with the largest company having a market share of less than 3%), and
(iii) there are approximately 100 equipment rental companies that had 1996 equipment rental revenues between $5 million and $100 million. In addition, the Company estimates that there are more than 20,000 companies with annual equipment rental revenues of less than $5 million. The Company believes that the fragmented nature of the industry presents substantial consolidation and growth opportunities for companies with access to capital and the ability to implement a disciplined acquisition program. The Company also believes that the extensive experience of its management team in acquiring and effectively integrating acquisition targets should enable the Company to capitalize on these opportunities.

STRATEGY

  The Company's objective is to expand its operations and build a large geographically diversified equipment rental company in the United States and Canada. The Company believes that as it expands it should gain competitive advantages relative to smaller operators, including greater purchasing power, a lower cost of capital, the ability to provide customers with a broader range of equipment and services and with newer and better maintained equipment, and greater flexibility to transfer equipment among locations in response to customer demand. The Company's plan for achieving this objective includes the following key elements:

  Execute Disciplined Acquisition Program. The Company intends to expand through a disciplined acquisition program. The Company will seek to acquire companies of varying size, including relatively large companies to serve as platforms for regional development and smaller companies to complement existing or anticipated locations. In evaluating potential acquisition targets, the Company considers a number of factors, including the quality of the target's rental equipment and management, the opportunities to improve operating margins and increase internal growth at the target, the economic prospects of the region in which the target is located, the potential for additional acquisitions in the region, and the competitive landscape in the target's markets.

  Improve Operating Margins. The Company plans to focus significant efforts on improving operating margins at acquired companies through the efficient integration of new and existing operations, the elimination of duplicative costs, reduction in overhead, and centralization of functions such as purchasing and information technology.

  Increase Internal Growth. The Company believes that a lack of capital has constrained expansion and modernization at many small and mid-sized equipment rental companies and that as a result there is significant potential to increase internal growth at many acquired companies through capital investment. The Company will seek to increase internal growth by investing in additional and more modern equipment, using advanced information technology systems to improve asset utilization and tracking, increasing sales and marketing efforts, expanding and diversifying the customer segments served, expanding the geographic areas served, and opening complementary locations.

  Open New Rental Locations. The Company also intends to grow by selectively opening new rental locations in attractive markets where there are no suitable acquisition targets available or where the cost of a start-up location would be less than the cost of acquiring an existing business.

  Diversify Locations, Equipment Categories and Customers. The Company plans to diversify geographically and to focus on a broad range of equipment catego-ries and customer markets within the equipment rental industry. The Company believes that this will allow it to participate in the overall growth of the equipment rental industry and reduce the Company's sensitivity to fluctuations in regional eco-nomic conditions or changes that affect particular market segments. In order to achieve this diversification, the Company will consider expansion opportu-nities in the United States and Canada and will pursue acquisition candidates with varying equipment mixes and customer specializations.

ACQUISITIONS

  The Company believes that there will continue to be a large number of attractive acquisition opportunities in the equipment rental industry due to the highly fragmented nature of the industry, the inability of many small and mid-sized equipment rental companies to expand and modernize due to capital constraints, and the desire of many long-time owners for liquidity. The Company has an experienced acquisition team, comprised of senior level executives with extensive acquisition, operating and financial experience, that is engaged in identifying and evaluating acquisition candidates and executing the Company's acquisition program. The Company estimates that, since the formation of the Company in September 1997, it has preliminarily reviewed more than 50 potential acquisition candidates and has conducted preliminary market studies or initiated due diligence on more than 20 of these candidates.

  The table below provides certain information concerning the six acquisitions completed by the Company to date:

                                                         YEARS IN     1996
COMPANY                               RENTAL SITES       BUSINESS   REVENUES
-------                          ----------------------- -------- -------------
Mercer Equipment Company         Charlotte, NC (2 sites)     8    $14.5 million
                                 Greensboro, NC
A&A Tool Rentals and Sales,      Modesto, CA                34    $11.7 million
Inc.                             Stockton, CA
J&J Rental Services, Inc.        Houston, TX                18    $ 9.0 million
Coran Enterprises, Inc. (dba A-  Monterey, CA               32    $ 8.4 million
 1 Rents)                        Salinas, CA
 and Monterey Bay Equipment      San Jose, CA (2 sites)
 Rental, Inc.
Bronco Hi-Lift, Inc.             Denver, CO                 15    $ 5.5 million
Rent-It Center, Inc.             Salt Lake City, UT         44    $ 2.8 million

  The aggregate consideration paid by the Company for the Initial Acquired Companies was $57.7 million and consisted of approximately $53.6 million in cash, the Stock Consideration (see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Consideration Paid for Initial Acquired Companies") and a $300,000 convertible note. In addition, the Company agreed to pay the former owners of one of the Initial Acquired Companies a percentage of such company's future revenues until an aggregate of $2.8 million has been paid. The Company also repaid all of the outstanding indebtedness of the Initial Acquired Companies in the aggregate amount of $33.9 million.

  The Company is continually investigating and evaluating potential acquisitions. However, the Company at present is not party to any definitive agreements relating to future acquisitions.

START-UP LOCATIONS

  The Company is in the process of developing two start-up locations (one in Austin, Texas and one in Houston, Texas). These projects were commenced by one of the Initial Acquired Companies prior to being acquired by the Company and are being continued by the Company. The location in Austin, Texas is scheduled to open in the first quarter of 1998. The Company is in the process of performing preliminary market studies relating to the location in Houston, Texas.

OPERATIONS

  The Company currently operates 12 rental locations in five states:
California (6), Colorado (1), North Carolina (3), Texas (1), and Utah (1). The Company offers for rent a broad array of equipment including light to heavy construction and industrial equipment, general tools and equipment, and special event equipment. The Company also engages in related activities such as selling used rental equipment, acting as a distributor for certain new equipment, and selling related merchandise and parts. The Company's customer base is diverse and includes construction industry participants, industrial companies, and homeowners and other individuals.

 EQUIPMENT RENTAL

  The Company offers for rent a broad array of equipment on a daily, weekly, monthly and multi-month basis. The following are examples of the types of equipment that the Company rents:

    Construction and Industrial: aerial lifts, air compressors, backhoes, boom lifts, bulldozers, cranes, ditching equipment, forklifts, generators, high reach equipment, pumps, scissor lifts, tractors.

    General Tools and Equipment: garden and landscaping equipment, hand tools, high-pressure washers, paint sprayers, power tools, roto tillers.

    Special Event: barbecue grills, china and flatware, fountains, lighting, staging and dance floors, tables and chairs, tents and canopies.

  As of November 30, 1997, the Company's rental equipment included approximately 11,800 units (excluding special event equipment) and had an original purchase price of approximately $65.7 million and a weighted average age (based on original purchase price) of approximately four years. The Company estimates that (based on original purchase price) construction and industrial equipment represents approximately 95% of the Company's rental equipment, general tools and equipment represents approximately 4%, and special event equipment represents approximately 1%. The Company also estimates that four categories of construction and industrial equipment (aerial lifts, boom lifts, scissor lifts and high reach equipment) represent approximately 18% of the Company's rental equipment.

  The equipment mix varies at each of the Company's locations, with some locations offering a general mix and some specializing in specific equipment categories. The Company expects that as it integrates the Initial Acquired Companies it will further expand and modernize its rental equipment and expand and diversify the customer markets served by certain locations.

 RELATED OPERATIONS

  In addition to renting equipment, the Company is engaged in a variety of related or complementary activities.

  Sales of Used Equipment. The Company routinely sells used rental equipment to adjust the size, age and composition of its rental fleet. The Company sells such equipment through a variety of means including sales to the Company's existing rental customers and local customer base, sales to used equipment dealers, and sales through public auctions. The Company also participates in trade-in programs in connection with purchasing new equipment.

  Sales of New Equipment. The Company, at several locations, is a distributor for various tool and equipment manufacturers, including American Honda Motor Co. Inc. (generators and pumps), Edco

Manufacturing (surfacing equipment), Genie Industries, Inc. (aerial lifts), Grove Worldwide (aerial platforms), Multiquip, Inc. (compaction equipment and compressors), Milwaukee Electric Tool Corporation (power tools), Trak International (loaders and forklifts) and Stihl, Inc. (surface preparation equipment).

  Sales of Related Merchandise and Parts. The Company, at most locations, sells a variety of merchandise that may be used in conjunction with rental equipment (such as saw blades, fasteners, drill bits, hard hats, gloves and other safety equipment) and also sells parts.

  Other. The Company at certain locations offers equipment maintenance services to customers for equipment that is owned by the customer. This service is primarily provided with respect to equipment purchased from the Company.

 CUSTOMERS AND SALES AND MARKETING

  The Company on a pro forma basis rented equipment to over 32,000 customers in 1996 and over 31,000 customers in the first nine months of 1997. No single customer accounted for more than 2% of the Company's revenues in 1996 or more than 1% of its revenues in the first nine months of 1997, and the Company's top 10 customers accounted for less than 8% of the Company's revenues in 1996 and less than 6% of its revenues in the first nine months of 1997.

  The composition of the Company's customer base varies widely by location and is determined by several factors, including the equipment mix and marketing focus of the particular location and the business composition of the local economy. The Company's customer base consists of the following general categories: (i) construction industry participants (such as construction companies, contractors and subcontractors), (ii) industrial companies (such as manufacturers, chemical companies, paper mills and utilities), and (iii) homeowners and other individuals. The Company estimates that (a) sales to construction industry participants accounted for approximately 73% of the Company's revenues in 1996 and the first nine months of 1997, (b) sales to industrial companies accounted for approximately 22% of the Company's revenues in 1996 and the first nine months of 1997, and (c) sales to homeowners and others accounted for approximately 5% of the Company's revenues in 1996 and the first nine months of 1997.

  The Company markets its products and services through a sales force consisting of approximately 36 store-based salespeople and 38 field-based salespeople. The Company supplements the activities of its sales force through participation in industry trade shows and conferences, direct mailings, and advertising in local industry publications and the yellow pages in the markets it serves.

 PURCHASING

  The Company is in the process of centralizing the purchasing of certain equipment items, particularly large items with a significant cost and items that are purchased in volume. The Company believes that such centralization will give it greater purchasing power with its suppliers and enable it to obtain discounts.

 INFORMATION TECHNOLOGY SYSTEMS

  The Company will require integrated information technology systems in order to effectively integrate, manage and optimize its operations as it continues to execute its growth strategy. The Company is in the process of selecting and implementing the required systems and plans to complete the process following completion of the Offerings. The Company expects that these systems will be used for a variety of purposes, including controlling inventory, monitoring equipment utilization, tracking customer patterns and preferences, and managing receivables. Until these new systems are operational, each acquired business will continue using the systems that it had in place at the time it was acquired.

COMPETITION

  The equipment rental industry is highly fragmented and competitive. The Company's competitors include: public companies or divisions of public companies (such as Hertz Equipment Rental Corporation, Prime Service, Inc., U.S. Rentals, Inc. and Rental Service Corporation); regional competitors which operate in one or more states; small, independent businesses with one or two rental locations; and equipment vendors and dealers who both sell and rent equipment directly to customers. The Company believes that, in general, large companies enjoy significant competitive advantages compared to smaller operators, including greater purchasing power, a lower cost of capital, the ability to provide customers with a broader range of equipment and services and with newer and better maintained equipment, and greater flexibility to transfer equipment among locations in response to customer demand. Certain of the Company's competitors are larger and have greater financial resources than the Company.

PROPERTIES

  The Company currently operates 12 rental locations. These locations generally include facilities for displaying equipment and, depending on the location, may include separate equipment service areas and storage areas. The Company leases the land and buildings comprising its rental locations under leases that provide for initial terms expiring in 1999 through 2007 and for renewal options of either five or ten years. These leases were entered into in connection with the acquisitions of the Initial Acquired Companies and most of the lessors are the former owners of these companies. The Company believes that its leases reflect market terms.

  The Company maintains a fleet of vehicles that is used for delivery, maintenance and sales functions. A portion of this fleet is owned and a portion leased and, as of November 30, 1997, this fleet included 177 vehicles.

  The Company's corporate headquarters are located in Greenwich, Connecticut, where it leases approximately 15,000 square feet under a lease that extends until 2001 (subject to extension rights).

ENVIRONMENTAL REGULATION

  The Company uses hazardous materials, such as solvents, to clean and maintain its rental equipment and generates and disposes of wastes such as used motor oil, radiator fluid, solvents and batteries. In addition, the Company currently dispenses, or may in the future dispense, petroleum products from underground and above-ground storage tanks located at certain rental locations. These and other activities of the Company are subject to various federal, state and local laws and regulations governing the generation, handling, storage, transportation, treatment and disposal of hazardous substances and wastes. Under such laws, an owner or lessee of real estate may be liable for, among other things, (i) the costs of removal or remediation of certain hazardous or toxic substances located on, in, or emanating from, such property, as well as related costs of investigation and property damage and substantial penalties for violations of such laws, and (ii) environmental contamination at facilities where its waste is or has been disposed. Such laws often impose such liability without regard to whether the owner or lessee knew of, or was responsible for, the presence of such hazardous or toxic substances. Although the Company investigates each business or property that it acquires or leases and believes there are no existing material liabilities relating to non-compliance with environmental laws and regulations, there can be no assurance that there are no undiscovered potential liabilities relating to non-compliance with environmental laws and regulations, that historic or current operations have not resulted in undiscovered conditions that will require investigation and/or remediation under environmental laws, or that future uses or conditions will not result in the imposition of environmental liability upon the Company or expose the Company to third-party actions such as tort suits. Furthermore, there can be no assurance that changes in environmental regulations in the future will not require the Company to make significant capital expenditures to change methods of disposal of hazardous materials or otherwise alter aspects of its operations.

EMPLOYEES

  At November 30, 1997, the Company employed 380 persons, including 23 corporate and regional management employees, 283 operational employees and 74 sales people. Of these employees, 119 are salaried personnel and 261 are hourly personnel. None of the Company's workforce is represented by a union or a collective bargaining agreement. The Company considers its labor relations to be good.

LEGAL PROCEEDINGS

  The Company and its subsidiaries are parties to various litigation matters, in most cases involving ordinary and routine claims incidental to the business of the Company. The ultimate legal and financial liability of the Company with respect to such pending litigation cannot be estimated with certainty but the Company believes, based on its examination of such matters, that such ultimate liability will not have a material adverse effect on the business or financial condition of the Company.

                                  MANAGEMENT

BACKGROUND

  The Company was founded in September 1997 by the following officers of the
Company: Bradley Jacobs, John Milne, Michael Nolan, Robert Miner, Sandra Welwood, Joseph Kondrup, Jr., Kai Nyby and Richard Volonino. Each of these officers was formerly a senior executive of United Waste Systems, Inc. ("United Waste") or a senior member of United Waste's acquisition team. United Waste, a solid waste management company, was formed in 1989 and sold in August 1997 to USA Waste Services, Inc. for stock consideration valued at over $2.2 billion. United Waste executed a growth strategy that combined a disciplined acquisition program (including over 200 acquisitions completed from January 1995 through August 1997), the integration and optimization of acquired facilities, and internal growth. At the time it was sold, United Waste was the sixth largest provider of integrated, non-hazardous solid waste management services in the United States, as measured by 1996 revenues.

OFFICERS, DIRECTORS AND KEY MANAGERS

  The table below identifies, and provides certain information concerning, the officers, directors and certain key managers of the Company. The Company expects that an additional independent director will be appointed within 120 days following completion of the Offerings. The Company also expects that Mr. Hicks, the Company's President and Chief Operating Officer, will be appointed a director concurrently with the appointment of such additional independent director.

    NAME                 AGE                         POSITIONS(1)(2)
    ----                 ---                         ---------------
OFFICERS AND DIRECTORS
Bradley S. Jacobs.......  41 Chairman, Chief Executive Officer and Director
Wayland R. Hicks........  54 President and Chief Operating Officer
John N. Milne...........  38 Vice Chairman, Chief Acquisition Officer, Secretary and Director
Michael J. Nolan........  36 Chief Financial Officer
Robert P. Miner.........  48 Vice President, Finance
Sandra E. Welwood.......  42 Vice President, Corporate Controller
Kurtis T. Barker........  37 Regional Vice President, Operations
Daniel E. Imig..........  51 Regional Vice President, Operations
Joseph J. Kondrup,
 Jr. ...................  39 Vice President, Acquisitions
Kai E. Nyby.............  44 Vice President, Acquisitions
Richard A. Volonino.....  54 Vice President, Acquisitions
Ronald M. DeFeo.........  45 Director
Richard J. Heckmann.....  53 Director
Gerald Tsai, Jr. .......  68 Director
KEY MANAGERS
Joseph E. Bloodworth....  45 Regional Manager
Joseph E. Doran.........  57 Regional Manager
William M. Rigsbee......  41 Regional Manager

--------
(1) Each officer and director in the table has served in the position(s) indicated since either September 1997 (in the case of the eight founders), October 1997 (in the case of Messrs. Barker, Imig, DeFeo and Heckmann), November 1997 (in the case of Mr. Hicks) or December 1997 (in the case of Mr. Tsai). The Company's officers are elected by the Board of Directors and, subject to the employment agreements described below, serve at the discretion of the Board.
(2) For information concerning the term served by directors, see "-- Classification of Board of Directors."

  Bradley S. Jacobs founded United Waste Systems, Inc. in 1989 and served as its Chairman and Chief Executive Officer from inception until the sale of the company in August 1997. From 1984 to July 1989, Mr. Jacobs was Chairman and Chief Operating Officer of Hamilton Resources Ltd., an international trading company, and from 1979 to 1983, he was Chief Executive Officer of Amerex Oil Associates, Inc., an oil brokerage firm that he co-founded.

  Wayland R. Hicks served in various senior executive positions at Xerox Corporation where he worked for 28 years (1966-1994). His positions at Xerox Corporation included Executive Vice President, Corporate Operations (1993-
1994), Executive Vice President, Corporate Marketing and Customer Support Operations (1989-1993) and Executive Vice President, Engineering and Manufacturing--Xerox Business Products and Systems Group (1987-1989). Mr. Hicks served as Vice Chairman and Chief Executive Officer of Nextel Communications Corp. (1994-1995) and as Chief Executive Officer and President of Indigo N.V. (1996-1997). He is also a director of Maytag Corporation.

  John N. Milne was Vice Chairman and Chief Acquisition Officer of United Waste Systems, Inc. from 1993 until August 1997 and held other senior executive positions at United Waste from 1990 until 1993. Mr. Milne had primary responsibility for implementing United Waste's acquisition program. From September 1987 to March 1990, Mr. Milne was employed in the Corporate Finance Department of Drexel Burnham Lambert Incorporated.

  Michael J. Nolan served as the Chief Financial Officer of United Waste Systems, Inc. from February 1994 until August 1997. He served in other finance positions at United Waste from November 1991 until February 1994, including Vice President, Finance, from October 1992 to February 1994. From 1985 until November 1991, Mr. Nolan held various positions at the accounting firm of Ernst & Young, including senior audit manager, and is a Certified Public Accountant.

  Robert P. Miner was an executive officer of United Waste Systems, Inc. from November 1994 until August 1997, serving first as Vice President, Finance and then Vice President, Acquisitions. Prior to joining United Waste, he was a research analyst with PaineWebber Incorporated (November 1988 to October 1994) and Needham & Co. (January 1987 to October 1988) and held various managerial positions at General Electric Environmental Services, Inc., Stauffer Chemical Company, and OHM Corporation.

  Sandra E. Welwood served as Vice President, Controller of United Waste Systems, Inc. from March 1996 until August 1997. From October 1994 to February 1996, she was Assistant Controller of OSi Specialty, Inc., and from October 1993 to September 1994, was Director of Internal Audit of the Gartner Group, Inc. Prior to this, Ms. Welwood was a senior audit manager at Ernst & Young from September 1987 to September 1993, and held various positions (including senior audit manager) at KPMG Peat Marwick from January 1980 to August 1987, and is a Certified Public Accountant.

  Kurtis T. Barker served as Vice President-Operations-Great Lakes Region of United Waste Systems, Inc. from 1993 until August 1997. From 1991 to 1993, he was a landfill operations manager at Chambers Development Company, Inc. From 1990 to 1991, Mr. Barker was a project engineer at South Dakota Disposal Systems. From 1986 to 1990, he was a project engineer and then a general manager at Silver King Mines, Inc.

  Daniel E. Imig served as President-Mid-Central Region of Waste Management, Inc. from 1996 to August 1997. From 1978 to 1996, Mr. Imig served in a number of operating positions at Waste Management, Inc., including District Manager and Division President.

  Joseph J. Kondrup, Jr. was a senior member of United Waste's acquisition team from March 1996 until August 1997, with responsibility for the company's entry into and subsequent development of its Rocky Mountain Region. From July 1987 until March 1996, he was Division President of a subsidiary of Waste Management, Inc.

  Kai E. Nyby was a senior member of United Waste's acquisition team from 1995 until August 1997, with responsibility for acquisitions and business development in the company's Midwest Region. From 1981 to 1995, Mr. Nyby was the Regional Manager, Midwest Group for Waste Management, Inc. From 1973 to 1980, Mr. Nyby was General Manager, Operations for a subsidiary of Waste Management, Inc.

  Richard A. Volonino was a senior executive officer of United Waste from November 1991 until August 1997, serving as Chief Operating Officer from 1991 to 1992 and thereafter as Executive Vice President--Acquisitions. From May 1988 to October 1991, Mr. Volonino held various positions, including Vice President, Operations, with Chambers Development Company, Inc., and from 1986 to December 1987, was District Manager at Laidlaw, Inc.

  Ronald M. DeFeo is the Chief Executive Officer, President, Chief Operating Officer and a director of Terex Corporation, a leading global provider of equipment for the manufacturing, mining and construction industries. Mr. DeFeo joined Terex in 1992 as President of the Terex heavy equipment group and was appointed President and Chief Operating Officer in 1993 and Chief Executive Officer in 1995. From 1984 to 1992, Mr. DeFeo held various management positions at Tenneco, Inc., including Senior Vice President and Managing Director.

  Richard J. Heckmann has served since 1990 as Chairman, President and Chief Executive Officer of United States Filter Corporation, a leading global provider of industrial and commercial water and wastewater treatment systems and services. Mr. Heckmann is also a director of USA Waste Services, Inc. and K2 Inc.

  Gerald Tsai, Jr. served as Chairman, Chief Executive Officer and President of Delta Life Corporation, an insurance company, from 1993 until the sale of the company in October 1997. Mr. Tsai was Chairman of the Executive Committee of the Board of Directors of Primerica Corporation, a diversified financial services company, from December 1988 until April 1991, and served as Chief Executive Officer of Primerica Corporation from April 1986 until December 1988. Mr. Tsai is currently a private investor and serves as a director of Meditrust Corporation, Proffitt's, Inc., Rite Aid Corporation, Sequa Corporation, Triarc Companies, Inc. and Zenith National Insurance Corp. He also serves as a trustee of Boston University and New York University Medical Center.

  Joseph E. Bloodworth founded J&J Rental Services, Inc. (and its predecessors) and served as Chief Executive Officer and President from 1975 until October 1997 when J&J Rental Services, Inc. was acquired by United Rentals.

  Joseph E. Doran served as President of A&A Tool Rentals and Sales, Inc. from 1972 until the acquisition of the company by United Rentals in October 1997. Mr. Doran served on the Board of Directors of the California Rental Association for 12 years and was its President from 1985 to 1986.

  William M. Rigsbee served as President of Mercer Equipment Company from 1990 until the acquisition of the company by United Rentals in October 1997. He has been employed in the equipment rental industry since 1978. Mr. Rigsbee is a former President of both the Carolina Rental Association and the North Carolina Associated Equipment Distributors.

CAPITAL CONTRIBUTIONS BY OFFICERS AND DIRECTORS

  The officers and directors of the Company listed below have made capital contributions to the Company in the aggregate amount of $46.8 million. Such capital contributions were made in connection with the sale to such officers and directors of an aggregate of 13,150,714 shares of Common Stock and 6,342,858 warrants ("Warrants"). Each such Warrant entitles the holder to purchase one share of Common Stock at an exercise price of $10.00 per share at any time prior to September 12, 2007. Such shares and Warrants were sold at a price of $3.50 per unit consisting of one share of Common Stock and one-half of a Warrant (except that Messrs. Barker and Tsai purchased only Common Stock at a price of $3.50 per share and Messrs. Hicks, Imig and Heckmann purchased only Common Stock at a price of $10.00 per share). The table below indicates (i) the number of shares of Common Stock and the number of Warrants purchased by such officers and directors and (ii) the aggregate amount paid by such officers and directors for such securities:

                                           SECURITIES PURCHASED(1)
                                           -------------------------
                                              COMMON
             NAME                             STOCK      WARRANTS   PURCHASE PRICE
             ----                          ------------ --------------------------
      Bradley S. Jacobs..................    10,000,000   5,000,000  $35,000,000
      Wayland R. Hicks...................       100,000         --     1,000,000
      John N. Milne......................     1,428,571     714,286    5,000,000
      Michael J. Nolan...................       571,429     285,715    2,000,000
      Robert P. Miner....................       285,714     142,857    1,000,000
      Sandra E. Welwood..................       100,000      50,000      350,000
      Kurtis T. Barker...................       100,000         --       350,000
      Daniel E. Imig.....................         5,000         --        50,000
      Joseph J. Kondrup, Jr. ............       100,000      50,000      350,000
      Kai E. Nyby........................       100,000      50,000      350,000
      Richard A. Volonino................       100,000      50,000      350,000
      Richard J. Heckmann................        20,000         --       200,000
      Gerald Tsai, Jr. ..................       240,000         --       840,000

--------
(1) In certain cases includes securities owned by one or more entities controlled by the named holder.

CLASSIFICATION OF BOARD OF DIRECTORS

  The Board of Directors is divided into three classes. The term of office of the first class (currently comprised of Mr. Tsai) will expire at the annual meeting of stockholders following the date of this Prospectus, the term of office of the second class (currently comprised of Mr. DeFeo and Mr. Heckmann) will expire at the second annual meeting of stockholders following the date of this Prospectus, and the term of office of the third class (currently comprised of Mr. Jacobs and Mr. Milne) will expire at the third annual meeting of stockholders following the date of this Prospectus. At each annual meeting of stockholders, successors to directors of the class whose term expires at such meeting will be elected to serve for three-year terms and until their successors are elected and qualified. See "Certain Charter and By-Law Provisions--Classified Board of Directors."

COMMITTEES OF THE BOARD

  The Board of Directors will establish an Audit Committee and a Compensation Committee prior to the completion of the Offerings. A majority of the members of each committee will be directors who are not officers of the Company. The responsibilities of the Audit Committee include selecting the firm of independent accountants to be appointed to audit the Company's financial statements and reviewing the scope and results of the audit with the independent accountants. The responsibilities of the Compensation Committee include considering the compensation to be paid to officers, directors and key employees of the Company and administering the Company's Stock Option Plan.

COMPENSATION OF DIRECTORS

  Directors do not currently receive any compensation for attendance at Board of Directors' meetings. After completion of the Offerings, each director of the Company will be paid up to $2,500 per day for each Board of Directors' meeting such director attends, together with an expense reimbursement. Messrs. DeFeo, Heckmann and Tsai have each been granted options to purchase an aggregate of 20,000 shares of Common Stock at an exercise price of $15.00 per share.

COMPENSATION OF CERTAIN OFFICERS

  The Company's executive officers are being compensated, and each has been compensated since joining the Company, in accordance with the terms of the Employment Agreements described below.

  The following table sets forth information concerning the compensation of the Chief Executive Officer of the Company and each of the other executive officers of the Company during the period August 14, 1997 (inception) through November 30, 1997.

                          SUMMARY COMPENSATION TABLE

                                                                     LONG TERM
                                                                    COMPENSATION
                                                                       AWARDS
                                                                    ------------
                                                                     SECURITIES
                                                                     UNDERLYING
NAME AND PRINCIPAL POSITION                             SALARY($)    OPTIONS(#)
---------------------------                             ---------   ------------
Bradley S. Jacobs......................................  $71,385          --
Chief Executive Officer
Wayland R. Hicks.......................................   12,307(1)   450,000
President and Chief Operating Officer
John N. Milne..........................................   46,769          --
Chief Acquisition Officer
Michael J. Nolan.......................................   43,077          --
Chief Financial Officer
Robert P. Miner........................................   36,923          --
Vice President, Finance

--------
(1)Mr. Hicks' employment with the Company commenced on November 14, 1997.

  The following tables summarize the options granted to date in 1997 to Mr. Hicks, the potential value of these options at the end of the option term (assuming certain levels of appreciation of the Company's Common Stock), and the total number of options held by such executive officer as of November 30, 1997. None of the other executive officers of the Company named in the Summary Compensation Table above has been granted options.

                             OPTION GRANTS IN 1997

                                           INDIVIDUAL GRANTS
                        --------------------------------------------------------
                                                                     POTENTIAL REALIZABLE VALUE
                         NUMBER OF    % OF TOTAL                      AT ASSUMED RATE OF STOCK
                         SECURITIES    OPTIONS   EXERCISE              APPRECIATION FOR OPTION
                         UNDERLYING   GRANTED TO  PRICE                        TERM(1)
                          OPTIONS     EMPLOYEES    PER    EXPIRATION ---------------------------
NAME                      GRANTED      IN 1997    SHARE      DATE         5%            10%
----                     ----------   ---------- -------- ---------- ------------- -------------
Wayland R. Hicks........  350,000(2)     39.6%    $10.00   11/13/07  $   2,201,131 $   5,578,099
                           50,000(2)      5.7%    $15.00   11/13/07         64,447       546,871
                           50,000(2)      5.7%    $20.00   11/13/07            --        296,871

--------
(1) These amounts are based on calculations at hypothetical 5% and 10% compounded annual appreciation rates prescribed by the Securities and Exchange Commission and, therefore, are not intended to forecast possible future appreciation, if any, of the Company's Common Stock price.
(2) These options are not currently vested. These options will vest one-third in November 1998, one-third in November 1999 and one-third in November 2000. These options were granted pursuant to the Company's 1997 Stock Option Plan.

                     VALUE OF OPTIONS AT NOVEMBER 30, 1997

                           NUMBER OF SECURITIES UNDERLYING          VALUE OF UNEXERCISED IN-THE-
                         UNEXERCISED OPTIONS AT NOVEMBER 30,        MONEY OPTIONS AT NOVEMBER 30,
NAME                                    1997                                    1997
----                     -----------------------------------        ----------------------------------
                           EXERCISABLE         UNEXERCISABLE         EXERCISABLE     UNEXERCISABLE
                         ----------------    -------------------    -------------   ------------------
Wayland R. Hicks........                 --                 450,000             --   $        1,225,000(1)

--------

(1) Solely for purposes of calculating the value of the indicated options as of November 30, 1997, as required by the rules of the Securities and Exchange Commission, the Company has assigned to the Common Stock a value of $13.50 per share (the initial public offering price per share in the Offerings).

EMPLOYMENT AGREEMENTS

  The Company has entered into employment agreements with each of the executive officers of the Company. Certain information with regard to these agreements is set forth below.

  The agreements provide for base salary to be paid at a rate per annum as follows: Mr. Jacobs ($290,000), Mr. Hicks ($400,000), Mr. Milne ($190,000),
Mr. Nolan ($175,000), and Mr. Miner ($150,000). The base salary payable to Mr. Hicks is payable 50% in cash and 50% in Common Stock (valued at the average closing sales price of the Common Stock during all trading days in the calendar quarter preceding the quarter in which the payment is made). Shares of Common Stock issued to Mr. Hicks are subject to certain restrictions on transfer as described under "Principal Stockholders--Certain Agreements Relating to Securities Held by Officers." The base salary payable to Messrs. Jacobs and Milne is subject to possible upward annual adjustments based upon changes in a designated cost of living index. The agreements do not provide for mandatory bonuses. However, the agreements provide that in addition to the compensation specifically provided for, the Company may pay such salary increases, bonuses or incentive compensation as may be authorized by the Board of Directors. The agreements with Messrs. Jacobs and Milne provide for each such executive to receive an automobile allowance of at least $700 per month. The agreement with Mr. Hicks provides for the Company to reimburse him for certain relocation expenses up to a maximum of $100,000.

  The employment agreements with the following executives provide that the term shall automatically renew so that at all times the balance of the terms will not be less than the period hereinafter specified with respect to such executive: Mr. Jacobs (five years), Mr. Milne (five years), Mr. Nolan (three years) and Mr. Miner (three years). The employment agreement with Mr. Hicks provides for a term extending until November 2000. Under each of the agreements, the Company or the employee may at any time terminate the agreement, with or without cause, provided that if the Company terminates the agreement, the Company is required to make severance payments to the extent described in the following paragraph.

  The employment agreements with Messrs. Jacobs and Milne provide that the executive is entitled to severance benefits in the event that (i) his employment agreement is terminated by the Company without Cause (as defined in the employment agreement), (ii) the executive terminates his employment agreement for Good Reason (as defined in the employment agreement) or because of a breach by the Company of its obligations thereunder, (iii) his employment is terminated as a result of death or (iv) the Company or the executive terminates the employment agreement due to the disability of the executive. The severance benefits include (i) a lump sum payment equal to five times the sum of the executive's annual base salary at the time of termination plus the highest annual bonus paid to the executive in the preceding three years and
(ii) the continuation of the executive's benefits for such specified period. The employment agreement with Mr. Hicks provides that the executive is entitled to a severance payment in the amount of $1 million in the event that his employment agreement is terminated by the Company without Cause (as defined in the employment agreement) or he terminates his employment for Good Reason (as defined in the employment agreement). The employment agreements with the other officers provide that the executive is entitled to severance benefits of up to three months' base salary in the event that the executive's employment agreement is terminated without Cause (as defined in the employment agreement). The employment agreements with Messrs. Jacobs and Milne provide that if any portion of the required severance payment to the executive constitutes an "excess parachute payment" (as defined in Section 280G of the Internal Revenue Code of 1986, as amended (the "Code")), the executive is entitled to receive a payment sufficient on an after-tax basis to offset any excise tax payable by the executive pursuant to Section 4999 of the Code. Any payment constituting an "excess parachute payment" would not be deductible by the Company.

  Each of the agreements provides that all options at any time to be granted to the executive will automatically vest upon a change of control of the Company (as defined in the agreement).

  Pursuant to the employment agreement with Mr. Hicks, Mr. Hicks has been granted options to purchase an aggregate of 450,000 shares of Common Stock. For information concerning these options, see "--Compensation of Certain Officers."

  The agreement with Mr. Hicks provides that at each annual meeting of the stockholders of the Company, which occurs during the term of the agreement and at which Mr. Hicks' term as director would be scheduled to expire, the Company will nominate Mr. Hicks for re-election as a director.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  At the time the employment agreements with Messrs. Jacobs and Milne were approved by the Board of Directors, the sole members of the Board were Messrs. Jacobs and Milne. No compensation committee interlocks with other companies have existed.

STOCK OPTION PLAN

  The Board of Directors has adopted the Company's 1997 Stock Option Plan (the "Stock Option Plan") which provides for the granting of options to purchase not more than an aggregate of 5,000,000 shares of Common Stock. Some or all of such options may be "incentive stock options" within the meaning of the Code. All officers, directors and employees of the Company and other persons who perform services on behalf of the Company are eligible to participate in the Stock Option Plan. Each option granted pursuant to the Stock Option Plan must provide for an exercise price per share that is at least equal to the fair market value per share of Common Stock on the date of grant. No options may be granted under the Stock Option Plan after August 31, 2007. The Company has heretofore granted under the Stock Option Plan options to purchase an aggregate of 883,083 shares of Common Stock (including the options granted to Mr. Hicks as described under "--Employment Agreements"). These options have a weighted average exercise price of $12.66 per share.

  The Stock Option Plan provides that it is to be administered by the Board of Directors (or by a committee appointed by the Board). The Board of Directors (or any such committee) has full power and authority to interpret the provisions, and supervise the administration, of the Stock Option Plan. The Board of Directors (or any such committee) determines, subject to the provisions of the Stock Option Plan, to whom options shall be granted, the number of shares of Common Stock subject to an option, whether an option shall be incentive or non-qualified, the exercise price of each option (which may not be less than the fair market value on the date of grant), the period during which each option may be exercised and the other terms and conditions of each option.

                            PRINCIPAL STOCKHOLDERS

GENERAL

  The table below and the notes thereto set forth as of the date of this Prospectus certain information concerning the beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934) of the Company's Common Stock by (i) each director and executive officer of the Company and
(ii) all executive officers and directors of the Company as a group. Except as indicated in the table, no stockholder is the beneficial owner of more than 5% of the outstanding Common Stock of the Company. For purposes of the table, each executive officer is deemed to be the beneficial owner of all shares of Common Stock that may be acquired upon the exercise of the Warrants held by such officer. The Warrants are currently exercisable at an exercise price of $10.00 per share (representing an aggregate exercise price of $61.4 million, assuming the exercise of all Warrants held by executive officers).

                         NUMBER OF SHARES OF
                            COMMON STOCK       PERCENT OF COMMON STOCK OWNED(2)
                            BENEFICIALLY       --------------------------------
NAME                         OWNED(1)(2)       BEFORE OFFERINGS AFTER OFFERINGS
----                     -------------------   ---------------- ---------------
Bradley S. Jacobs.......     15,000,000(3)(4)        71.9%           53.9%
Wayland R. Hicks........        100,000                 *               *
John N. Milne...........      2,142,857(5)           12.9%            9.1%
Michael J. Nolan........        857,144(6)            5.3%            3.7%
Robert P. Miner.........        428,571(7)            2.7%            1.9%
Ronald M. DeFeo.........         20,000(8)              *               *
Richard J. Heckmann.....         40,000(9)              *               *
Gerald Tsai, Jr.........        260,000(10)           1.6%            1.1%
All executive officers
 and directors as a
 group (8 persons)......     18,848,572(11)          85.5%           64.9%

--------
 *Less than 1%.
(1) Unless otherwise indicated, each person has sole investment and voting power with respect to the shares indicated. For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares as of a given date which such person has the right to acquire within 60 days after such date. For purposes of computing the percentage of outstanding shares held by each person or group of persons named above on a given date, any security which such person or persons has the right to acquire within 60 days after such date is deemed to be outstanding for the purpose of computing the percentage ownership of such person or persons, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.
(2) In certain cases, includes securities owned by one or more entities controlled by the named holder.
(3) Consists of 10,000,000 outstanding shares and 5,000,000 shares issuable upon the exercise of currently exercisable Warrants.
(4) Mr. Jacobs has certain rights relating to the disposition of the shares and Warrants owned by each of the other officers of the Company (as described below under "--Certain Agreements Relating to Securities Held by Officers"). By virtue of such rights, Mr. Jacobs is deemed to share beneficial ownership (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934) of the shares owned by the other officers of the Company. The shares that the table indicates are owned by Mr. Jacobs do not include the shares with respect to which Mr. Jacobs is deemed to share beneficial ownership as aforesaid. Including such shares, Mr. Jacobs is deemed the beneficial owner of an aggregate of 19,128,572 shares of Common Stock (comprised of 12,785,714 outstanding shares and 6,342,858 shares issuable upon the exercise of outstanding Warrants).
(5) Consists of 1,428,571 outstanding shares and 714,286 shares issuable upon the exercise of currently exercisable Warrants.
(6) Consists of 571,429 outstanding shares and 285,715 shares issuable upon the exercise of currently exercisable Warrants.
(7) Consists of 285,714 outstanding shares and 142,857 shares issuable upon the exercise of currently exercisable Warrants.

(8) Consists of shares issuable upon the exercise of currently exercisable options.
(9) Consists of 20,000 outstanding shares and 20,000 shares issuable upon the exercise of currently exercisable options.
(10) Consists of 240,000 outstanding shares and 20,000 shares issuable upon exercise of outstanding options.
(11) Consists of 12,545,714 outstanding shares, 6,142,858 shares issuable upon the exercise of currently exercisable Warrants (which Warrants provide for an exercise price of $10.00 per share, representing an aggregate exercise price of $61.4 million assuming exercise of all the Warrants held by executive officers), and 60,000 shares issuable upon the exercise of currently exercisable options.

CERTAIN AGREEMENTS RELATING TO SECURITIES HELD BY OFFICERS

  Each officer of the Company who purchased securities of the Company prior to the date hereof (other than Mr. Jacobs and Mr. Hicks) has entered into an agreement with the Company and Mr. Jacobs that provides that (i) if Mr. Jacobs sells any Common Stock or Warrants that he beneficially owns in a commercial, non-charitable transaction, then Mr. Jacobs is required to use his best efforts to sell (and has the right to sell subject to certain exceptions) on behalf of such officer a pro rata portion of such officer's Common Stock or Warrants at then prevailing prices, and (ii) except for sales that may be required to be made as aforesaid, the officer shall not (without the prior written consent of the Company) sell or otherwise dispose of the Common Stock or Warrants currently owned by such officer (subject to certain exceptions for charitable gifts). The foregoing provisions of the agreements terminate in September or October 2002.

  Each officer of the Company who purchased securities of the Company prior to the date hereof (other than Mr. Jacobs and Mr. Hicks) has also agreed pursuant to such agreements that the Company, in its sole discretion, may (i) prior to September 1, 2005, repurchase the securities in the event that such officer breaches any agreement with the Company or acts adversely to the interest of the Company and (ii) repurchase such securities without any cause (provided that such repurchase right without cause will lapse with respect to one-third of the securities on the first, second and third anniversaries of the date of such agreements). The amount to be paid by the Company in the event of a repurchase will be equal to the amount originally paid by such officer for such securities plus an amount representing a 10% annual return on such amount. See "Management--Capital Contributions by Officers and Directors" for information concerning the amounts paid by such officers of the Company for the securities of the Company currently owned by them.

  Mr. Hicks has agreed that (i) he will not transfer any shares of Common Stock heretofore purchased by him until November 1998 and (ii) he will not transfer any shares of Common Stock that are hereafter issued to him as compensation pursuant to his employment agreement for a one-year period following the date of issuance. See "Management--Employment Agreements."

                         DESCRIPTION OF CAPITAL STOCK

GENERAL

  The authorized capital stock of the Company consists of 75,000,000 shares of Common Stock, par value $0.01 per share, and 5,000,000 shares of Preferred Stock, par value $0.01 per share (the "Preferred Stock"). As of the date of this Prospectus, there are 15,849,119 shares of Common Stock outstanding. After giving effect to the Offerings, there will be 22,849,119 shares of Common Stock outstanding (23,899,119 if the Underwriters' over-allotment option is exercised in full). As of the date of this Prospectus, there are no shares of Preferred Stock outstanding or reserved for issuance.

  The following description of the Company's capital stock is a summary of the material terms of such stock. The following does not purport to be complete and is subject in all respects to applicable Delaware law and to the provisions of the Company's Certificate of Incorporation and By-laws.

COMMON STOCK

  The holders of shares of Common Stock are entitled to one vote per share held on all matters submitted to a vote at a meeting of stockholders. Each stockholder may exercise such vote either in person or by proxy. Stockholders are not entitled to cumulate their votes for the election of directors, which means that, subject to such rights as may be granted to the holders of shares of Preferred Stock, if any, the holders of more than 50% of the outstanding shares of Common Stock are able to elect all of the directors to be elected by holders of shares of Common Stock and the holders of the remaining shares of Common Stock will not be able to elect any director. Subject to such preferences to which holders of shares of Preferred Stock, if any, may be entitled, the holders of outstanding shares of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of outstanding shares of Common Stock are entitled to share ratably in all assets of the Company which are legally available for distribution to stockholders, subject to the prior rights on liquidation of creditors and to preferences, if any, to which holders of shares of Preferred Stock, if any, may be entitled. The holders of outstanding shares of Common Stock do not have any preemptive, subscription, redemption or sinking fund rights. The outstanding shares of Common Stock are, and the shares issued in the Offerings will upon issuance and sale as contemplated hereby be, duly authorized, validly issued, fully paid and nonassessable.

PREFERRED STOCK

  The Company is authorized by its Certificate of Incorporation to issue up to 5,000,000 shares of Preferred Stock, in one or more series and containing such rights, privileges and limitations, including dividend rights, voting rights, conversion privileges, redemption rights, liquidation rights and/or sinking fund rights, as may from time to time be determined by the Board of Directors of the Company. Preferred Stock may be issued in the future in connection with acquisitions, financings or such other matters as the Board of Directors deems to be appropriate. In the event that any such shares of Preferred Stock shall be issued, a Certificate of Designation, setting forth the series of such Preferred Stock and the relative rights, privileges and limitations with respect thereto, is required to be filed with the Secretary of State of the State of Delaware. The effect of having such Preferred Stock authorized is that the Company's Board of Directors alone, within the bounds and subject to the federal securities laws and the Delaware General Corporation Law (the "Delaware law"), may be able to authorize the issuance of Preferred Stock, which may adversely affect the voting and other rights of holders of Common Stock. The issuance of Preferred Stock may also have the effect of delaying or preventing a change in control of the Company.

WARRANTS, OPTIONS AND CONVERTIBLE NOTES

  There are currently outstanding Warrants to purchase an aggregate of 6,344,058 shares of Common Stock. Each such Warrant provides for an exercise price of $10.00 per share and may be exercised at any time until September 12, 2007.

  There are currently outstanding options to purchase an aggregate of 883,083 shares of Common Stock. These options provide for exercise prices ranging from $10.00 to $30.00 per share, with the weighted average exercise price being $12.66 per share. Of these options, options to purchase an aggregate of 60,000 shares of Common Stock are currently exercisable and options to purchase 823,083 shares of Common Stock will become exercisable in installments over specified periods.

  A portion of the consideration paid by the Company for one of the Initial Acquired Companies consisted of a $300,000 convertible note, which note is convertible into Common Stock following completion of the Offerings at a conversion price per share equal to 120% of the initial offering price per share in the Offerings.

LISTING

  The Common Stock has been approved for listing on the New York Stock Exchange under the symbol "URI", subject to official notice of issuance.

TRANSFER AGENT AND REGISTRAR

  American Stock Transfer & Trust Company will serve as transfer agent and registrar for the Common Stock.

                     CERTAIN CHARTER AND BY-LAW PROVISIONS

  The following brief description of certain provisions of the Company's Certificate of Incorporation (the "Certificate") and By-laws does not purport to be complete and is subject in all respects to the provisions of the Certificate and By-laws, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus forms a part.

CLASSIFIED BOARD OF DIRECTORS

  The Certificate provides that the Board shall be divided into three classes and that the number of directors in each class shall be as nearly equal as is possible based upon the number of directors constituting the entire Board. The Certificate effectively provides that the term of office of the first class will expire at the annual meeting of stockholders following the date of this Prospectus, the term of office of the second class will expire at the second annual meeting of stockholders following the date of this Prospectus, and the term of office of the third class will expire at the third annual meeting of stockholders following the date of this Prospectus. At each annual meeting of stockholders, successors to directors of the class whose term expires at such meeting will be elected to serve for three-year terms and until their successors are elected and qualified.

  The classification of directors has the effect of making it more difficult for stockholders to change the composition of the Board. At least two annual meetings of stockholders, instead of one, will generally be required to effect a change in a majority of the Board. Such a delay may help ensure that the Company's directors, if confronted by a third party attempting to force a proxy contest, a tender or exchange offer or other extraordinary corporate transaction, would have sufficient time to review the proposal as well as any available alternatives to the proposal and to act in what they believe to be the best interests of the stockholders. However, such classification provisions could also have the effect of discouraging a third party from initiating a proxy contest, making a tender offer or otherwise attempting to obtain control of the Company, even though such an attempt might be beneficial to the Company and its stockholders. The classification of the Board could thus increase the likelihood that incumbent directors will retain their positions.

NUMBER OF DIRECTORS; REMOVAL; FILLING VACANCIES

  The Certificate provides that, subject to any rights of holders of Preferred Stock to elect additional directors under specified circumstances, the number of directors comprising the entire Board will be fixed from time to time by action of not less than a majority of the directors then in office. If the number of directors is at any time fixed at three or greater, then thereafter in no event shall such number be less than three or more than nine, unless approved by action of not less than two-thirds of the directors then in office. In addition, the Certificate provides that, subject to any rights of holders of Preferred Stock, newly created directorships resulting from an increase in the authorized number of directors or vacancies on the Board resulting from death, resignation, retirement, disqualification or removal of directors or any other cause may be filled only by the Board (and not by the stockholders unless there are no directors in office), provided that a quorum is then in office and present, or by a majority of the directors then in office, if less than a quorum is then in office, or by the sole remaining director. Accordingly, the Board could prevent any stockholder from enlarging the Board and filling the new directorships with such stockholder's own nominees.

  Under the Delaware law, unless otherwise provided in the certificate of incorporation, directors serving on a classified board may only be removed by the stockholders for cause. The Certificate provides that following the Offerings directors may be removed only for cause and only upon the affirmative vote of holders of at least 66 2/3% of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors ("Voting Stock"), voting together as a single class.

  The provisions of the Certificate governing the number of directors, their removal and the filling of vacancies may have the effect of discouraging a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of the Company, or of attempting to change the composition or policies of the Board, even though such attempts might be beneficial to the Company or its stockholders. These provisions of the Certificate could thus increase the likelihood that incumbent directors retain their positions.

LIMITATION ON SPECIAL MEETINGS; NO STOCKHOLDER ACTION BY WRITTEN CONSENT

  The Certificate and the By-laws provide that (subject to the rights, if any, of holders of any class or series of Preferred Stock then outstanding) (i) only a majority of the Board of Directors or the chief executive officer will be able to call a special meeting of stockholders; (ii) the business permitted to be conducted at a special meeting of stockholders shall be limited to matters properly brought before the meeting by or at the direction of the Board of Directors; and (iii) following the Offerings, stockholder action may be taken only at a duly called and convened annual or special meeting of stockholders and may not be taken by written consent. These provisions, taken together, prevent stockholders from forcing consideration by the stockholders of stockholder proposals over the opposition of the Board, except at an annual meeting.

ADVANCE NOTICE PROVISIONS FOR STOCKHOLDER NOMINATIONS AND STOCKHOLDER
PROPOSALS

  The By-laws establish an advance notice procedure for stockholders to make nominations of candidates for election as director, or to bring other business before an annual meeting of stockholders of the Company (the "Stockholder Notice Procedure").

  The Stockholder Notice Procedure provides that, subject to the rights of any holders of Preferred Stock, only persons who are nominated by or at the direction of the Board, any committee appointed by the Board, or by a stockholder who has given timely written notice to the Secretary of the Company prior to the meeting at which directors are to be elected, will be eligible for election as directors of the Company. The Stockholder Notice Procedure provides that at an annual meeting only such business may be conducted as has been brought before the meeting by, or at the direction of, the Board, any committee appointed by the Board, or by a stockholder who has given timely written notice to the Secretary of the Company of such stockholder's intention to bring such business before such meeting. Under the Stockholder Notice Procedure, to be timely, notice of stockholder nominations or proposals to be made at an annual or special meeting must be received by the Company not less than 60 days nor more than 90 days prior to the scheduled date of the meeting (or, if less than 70 days' notice or prior public disclosure of the date of the meeting is given, then the 15th day following the earlier of (i) the day such notice was mailed or (ii) the day such public disclosure was made).

  Under the Stockholder Notice Procedure, a stockholder's notice to the Company proposing to nominate a person for election as director must contain certain information about the nominating stockholder and the proposed nominee. Under the Stockholder Notice Procedure, a stockholder's notice relating to the conduct of business other than the nomination of directors must contain certain information about such business and about the proposing stockholder. If the Chairman or other officer presiding at a meeting determines that a person was not nominated, or other business was not brought before the meeting, in accordance with the Stockholder Notice Procedure, such person will not be eligible for election as a director, or such business will not be conducted at such meeting, as the case may be.

  By requiring advance notice of nominations by stockholders, the Stockholder Notice Procedure affords the Board an opportunity to consider the qualifications of the proposed nominees and, to the extent deemed necessary or desirable by the Board, to inform stockholders about such qualifications. By requiring advance notice of other proposed business, the Stockholder Notice Procedure also provides a more orderly procedure for conducting annual meetings of stockholders and, to the extent deemed necessary or desirable by the Board, provides the Board with an opportunity to inform stockholders, prior to such meetings, of any business proposed to be conducted at such meetings, together with any recommendations as to the Board's position regarding action to be taken with respect to such business, so that stockholders can better decide whether to attend such a meeting or to grant a proxy regarding the disposition of any such business.

  Although the By-laws do not give the Board any power to approve or disapprove stockholder nominations for the election of directors or proposals for action, the foregoing provisions may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, if the proper advance notice procedures are not followed, without regard to whether consideration of such nominees or proposals might be harmful or beneficial to the Company and its stockholders.

CERTAIN PROVISIONS RELATING TO POTENTIAL CHANGE OF CONTROL

  The Certificate authorizes the Board and any committee of the Board to take such action as it may determine to be reasonably necessary or desirable to encourage any person or entity to enter into negotiations with the Board and management regarding any transaction which may result in a change of control of the Company, or to contest or oppose any such transaction which the Board determines to be unfair, abusive or otherwise undesirable to the Company, its business, assets, properties or stockholders. The Board or any such committee is specifically authorized to adopt plans or to issue securities of the Company including plans, rights, options, capital stock, notes, debentures or other debt securities, which securities may be exchangeable or convertible into cash or other securities on such terms and conditions as the Board or any such committee determines. In addition, the Board or such committee of the Board may provide that any holder or class of holders of such designated securities will be treated differently than all other security holders in respect of the terms, conditions, provisions and rights of such securities.

  The existence of this authority or the actions which may be taken by the Board pursuant thereto are intended to give the Board flexibility in order to act in the best interests of stockholders in the event of a potential change of control transaction. Such provisions may, however, deter potential acquirors from proposing unsolicited transactions not approved by the Board and might enable the Board to hinder or frustrate such a transaction if proposed.

LIMITATION OF LIABILITY OF DIRECTORS

  The Certificate provides that a director will not be personally liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware law, which concerns unlawful payments of dividends, stock purchases or redemptions or
(iv) for any transaction from which the director derived an improper personal benefit. If the Delaware law is subsequently amended to permit further limitation of the personal liability of directors, the liability of a director of the Company will be eliminated or limited to the fullest extent permitted by the Delaware law as so amended.

AMENDMENT OF THE CERTIFICATE OF INCORPORATION AND BY-LAWS

  The Certificate contains provisions requiring the affirmative vote of the holders of at least 66 2/3% of the voting power of the Voting Stock to amend certain provisions of the Certificate (including the provisions discussed above relating to the size and classification of the Board, replacement and/or removal of directors, action by written consent, special stockholder meetings, the authorization for the Board to take steps to encourage or oppose, as the case may be, transactions which may result in a change of control of the Company, and limitation of the liability of directors) or to amend any provision of the By-laws by action of stockholders following the Offerings. These provisions make it more difficult for stockholders to make changes in the Certificate and the By-laws, including changes designed to facilitate the exercise of control over the Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

  No prediction can be made as to the effect, if any, that future sales of Common Stock, or the availability of Common Stock for future sale, will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock (including shares issued upon exercise of warrants or options), or the perception that such sales could occur, may adversely affect prevailing market prices for the Common Stock. The number of outstanding shares of Common Stock available for sale in the public market will be limited by (i) agreements with the Underwriters pursuant to which the Company, each of its officers and directors and the holders of the 318,712 shares issued as consideration for acquisitions have agreed not to sell or otherwise dispose of any shares of Common Stock (including shares that may be acquired upon the exercise of currently exercisable warrants) for a period of 180 days after the date of this Prospectus without the prior written consent of Merrill Lynch & Co., on behalf of the Underwriters (except that the Company may issue shares as consideration for acquisitions, provided that the Company may not issue in excess of 500,000 shares for acquisitions unless the recipients of any excess shares agree to be subject to the foregoing lock-up agreement with respect to such excess shares); (ii) agreements with the Company (the "Stockholder Lock-up Agreements") pursuant to which each other holder of currently outstanding shares of Common Stock has agreed not to sell or otherwise transfer such shares without the prior written consent of the Company (such agreements with respect to 310,110 of such shares to lapse on the third anniversary of the date of this Prospectus and such agreements with respect to the balance of such shares to lapse with respect to one-third of such shares on the first, second and third anniversaries of the closing of the Offerings, respectively); and (iii) an agreement with the Underwriters pursuant to which the Company has agreed not to waive any Stockholder Lock-up Agreement for a period of 180 days after the date of this Prospectus without the prior written consent of Merrill Lynch & Co., on behalf of the Underwriters. See "Underwriting." Subject to the foregoing agreements, substantially all of the Company's outstanding shares of Common Stock and all shares that may hereafter be issued upon the exercise of outstanding warrants will be eligible for sale pursuant to a shelf registration statement covering such shares that the Company intends to file prior to completion of the Offerings. The Company expects to have such shelf registration statement declared effective upon the completion of the Offerings. This registration statement will (subject to the above-mentioned agreements and restrictions) enable the holders of such shares to publicly dispose of such shares from time to time.

               CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS

PERSONAL HOLDING COMPANY TAX

  If both (i) more than 50% of the Company's stock is owned directly, indirectly or by application of certain attribution rules, by five or fewer individuals (including certain tax-exempt corporations, certain trusts, and residents and citizens of the United States or another country) at any time during the last half of the Company's taxable year (the "PHC Ownership Test"), and (ii) at least 60% of the Company's adjusted ordinary gross income for the taxable year is "personal holding company income" (the "PHC Income Test"), then the Company will be subject to United States personal holding company tax, in addition to its regular income tax, at a current rate of 39.6% on its "undistributed personal holding company income" for the taxable year.

  Personal holding company income of a corporation is the portion of the corporation's adjusted ordinary gross income that consists of certain types of passive income, including certain dividends, interest, annuities, rents and royalties (in some circumstances, this is true even if the rents and royalties are derived from the active conduct of a trade or business). The undistributed personal holding company income of a corporation is based on its net taxable income (which excludes, for example, income exempt from regular federal income tax), adjusted to reflect (among other things) deductions for federal income taxes and dividends to shareholders paid by the Company.

  The Company expects to satisfy the PHC Ownership Test for the taxable year ending December 31, 1997 and, even after giving effect to the Offerings, may satisfy such test for taxable years ending thereafter. The Company does not, however, believe that it will satisfy the PHC Income Test for the taxable year ending December 31, 1997 and intends to manage its affairs so that it will not satisfy the PHC Income Test for any taxable year ending thereafter.

CERTAIN CONSIDERATIONS RELATING TO NON-U.S. HOLDERS

  The following is a general discussion of certain United States federal income and estate tax considerations with respect to the ownership and disposition of Common Stock applicable to Non-U.S. Holders who hold the Common Stock as a capital asset within the meaning of Section 1221 of the Code. In general, a "Non-U.S. Holder" is any holder other than (i) a citizen or resident of the United States, (ii) a corporation created or organized in the United States or under the laws of the United States or of any state, (iii) an estate, the income of which is includable in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and (b) one or more United States persons have the authority to control all substantial decisions of the trust. This discussion is based on current law, which is subject to change (possibly with retroactive effect), and is for general information only. This discussion does not address aspects of United States federal taxation other than income and estate taxation and does not address all aspects of income and estate taxation or any aspects of state, local or non-United States taxes, nor does it consider any specific facts or circumstances that may apply to a particular Non-U.S. Holder. In addition, persons that hold the Common Stock through "hybrid entities" may be subject to special rules and may not be entitled to the benefits of a U.S. income tax treaty. ACCORDINGLY, PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL, STATE, LOCAL AND NON-UNITED STATES INCOME AND OTHER TAX CONSIDERATIONS OF HOLDING AND DISPOSING OF SHARES OF COMMON STOCK.

  For purposes of the discussion below, dividends and gain on the sale, exchange or other disposition of Common Stock will be considered to be "U.S. trade or business income" if such income or gain is (i) effectively connected with the conduct of a U.S. trade or business or (ii) in the case of a treaty country resident, attributable to a permanent establishment (or, in the case of an individual, a fixed base) in the United States.

 Dividends

  In general, dividends paid to a Non-U.S. Holder will be subject to United States withholding tax at a 30% rate of the gross amount (or a lower rate prescribed by an applicable income tax treaty) unless the dividends are U.S. trade or business income. Dividends that are U.S. trade or business income generally will not be subject to

United States withholding tax if the Non-U.S. Holder files certain forms, including Internal Revenue Service Form 4224, with the payor of the dividend, and generally will be subject to United States federal income tax on a net income basis, in the same manner as if the Non-U.S. Holder were a resident of the United States. A Non-U.S. Holder that is a corporation may be subject to an additional branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty). To determine the applicability of a tax treaty providing for a lower rate of withholding under the currently effective United States Treasury Department regulations (the "Current Regulations"), dividends paid to an address in a foreign country are presumed to be paid to a resident of that country absent knowledge to the contrary.

  Under United States Treasury Department regulations issued on October 6, 1997 (the "Final Regulations") generally effective for payments made after December 31, 1998, a Non-U.S. Holder (including in certain cases of Non-U.S. Holders that are fiscally transparent entities, the owner or owners of such entity) will be required to provide to the payor certain documentation that such Non-U.S. Holder (or the owner or owners of such fiscally transparent entities) is a foreign person in order to claim a reduced rate of withholding pursuant to an applicable income tax treaty. In addition, if the Common Stock ceases to be actively traded, then a Non-U.S. Holder claiming the benefits of a treaty may also be required to provide a U.S. taxpayer identification number, a certificate of residence in the foreign country (or other acceptable proof of such residence). Under the Final Regulations, persons claiming that dividends are U.S. trade or business income will generally be required to provide a Form W-8, including a taxpayer identification number, certifying that the income is U.S. trade or business income.

 Gain on Sale or Other Disposition of Common Stock

  In general, a Non-U.S. Holder will not be subject to United States federal income tax on any gain realized upon the sale or other disposition of such holder's shares of Common Stock unless (i) the gain is U.S. trade or business income, if; (ii) the Non-U.S. Holder is an individual who holds shares of Common Stock as a capital asset and is present in the United States for 183 days or more in the taxable year of disposition, and certain other tests are met; (iii) the Non-U.S. Holder is subject to tax pursuant to the provisions of the U.S. tax law applicable to former citizens and residents of the United States; or (iv) the Company is or has been a United States real property holding corporation (a "USRPHC") for United States federal income tax purposes (which the Company does not believe that it is or is likely to become) at any time within the shorter of the five year period preceding such disposition or such Non-U.S. Holder's holding period. If the Company were or were to become a USRPHC at any time during this period, gains realized upon a disposition of Common Stock by a Non-U.S. Holder which did not directly or indirectly own more than 5% of the Common Stock during this period generally would not be subject to United States federal income tax, provided that the Common Stock is regularly traded on an established securities market.

 Estate Tax

  Common Stock owned or treated as owned by an individual who is not a citizen or resident (as defined for United States federal estate tax purposes) of the United States at the time of death will be includable in the individual's gross estate for United States federal estate tax purposes unless an applicable estate tax treaty provides otherwise, and therefore may be subject to United States federal estate tax.

 Backup Withholding, Information Reporting and Other Reporting Requirements

  The Company must report annually to the Internal Revenue Service and to each Non-U.S. Holder the amount of dividends paid to, and the tax withheld with respect to, each Non-U.S. Holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of this information also may be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the Non-U.S. Holder resides or is established.

  Under the Current Regulations, United States backup withholding tax (which generally is imposed at the rate of 31% on certain payments to persons that fail to furnish the information required under the United States information reporting requirements) and information reporting requirements (other than those discussed above under "--Dividends") generally will not apply to dividends paid on Common Stock to a Non-U.S. Holder at an address outside the United States. Backup withholding and information reporting generally will apply, however, to dividends paid on shares of Common Stock to a Non-U.S. Holder at an address in the United States, if such holder fails to establish an exemption or to provide certain other information to the payor.

  Under the Current Regulations, the payment of proceeds from the disposition of Common Stock to or through a United States office of a broker will be subject to information reporting and backup withholding unless the beneficial owner, under penalties of perjury, certifies, among other things, its status as a Non-U.S. Holder or otherwise establishes an exemption. The payment of proceeds from the disposition of Common Stock to or through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding and information reporting except as noted below. In the case of proceeds from a disposition of Common Stock paid to or through a non-U.S. office of a broker that is (i) a United States person, (ii) a "controlled foreign corporation" for United States federal income tax purposes, or (iii) a foreign person 50% or more of whose gross income from certain periods is effectively connected with a United States trade or business, information reporting (but not backup withholding) will apply unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder (and the broker has no actual knowledge to the contrary).

  Under the Final Regulations, the payment of dividends or the payment of proceeds from the disposition of Common Stock to a Non-U.S. Holder may be subject to information reporting and backup withholding unless such recipient provides to the payor certain documentation as to its status as a Non-U.S. Holder or otherwise establishes an exemption.

  Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded or credited against the Non-U.S. Holder's United States federal income tax liability, if any, provided that the required information is furnished to the Internal Revenue Service in a timely manner.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in a U.S. purchase agreement (the "U.S. Purchase Agreement") among the Company and Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), Donaldson, Lufkin & Jenrette Securities Corporation and Deutsche Morgan Grenfell Inc. (together, the "U.S. Underwriters") and concurrently with the sale of 1,400,000 shares of Common Stock to the International Managers (as defined below), the Company has agreed to sell to the U.S. Underwriters, and each of the U.S. Underwriters severally has agreed to purchase from the Company, the number of shares of Common Stock set forth opposite its name below.

                 U.S. UNDERWRITER                              NUMBER OF SHARES
                 ----------------                              ----------------
      Merrill Lynch, Pierce, Fenner & Smith
               Incorporated...................................    1,866,668
      Donaldson, Lufkin & Jenrette Securities Corporation.....    1,866,666
      Deutsche Morgan Grenfell Inc. ..........................    1,866,666
                                                                  ---------
           Total..............................................    5,600,000
                                                                  =========

  The Company has also entered into an international purchase agreement (the "International Purchase Agreement") with Merrill Lynch International, Donaldson, Lufkin & Jenrette International and Morgan Grenfell & Co. Limited (the "International Managers" and, together with the U.S. Underwriters, the "Underwriters"). Subject to the terms and conditions set forth in the International Purchase Agreement, and concurrently with the sale of 5,600,000 shares of Common Stock to the U.S. Underwriters pursuant to the U.S. Purchase Agreement, the Company has agreed to sell to the International Managers, and the International Managers severally have agreed to purchase from the Company, an aggregate of 1,400,000 shares of Common Stock. The initial offering price per share and the total underwriting discount per share of Common Stock are identical under the U.S. Purchase Agreement and the International Purchase Agreement.

  In the U.S. Purchase Agreement and the International Purchase Agreement, the several U.S. Underwriters and the several International Managers, respectively, have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of Common Stock being sold pursuant to each such agreement if any of the shares of Common Stock being sold pursuant to such agreement are purchased. The closings with respect to the sale of shares of Common Stock to be purchased by the U.S. Underwriters and the International Managers are conditioned upon one another.

  The U.S. Underwriters have advised the Company that they propose initially to offer the shares of Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not in excess of $.56 per share of Common Stock. The U.S. Underwriters may allow, and such dealers may reallow, a discount not in excess of $.10 per share of Common Stock on sales to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

  The Company has granted an option to the U.S. Underwriters exercisable for 30 days after the date of this Prospectus, to purchase up to an aggregate of 840,000 additional shares of Common Stock at the initial public offering price set forth on the cover page of the Prospectus, less the underwriting discount. The U.S. Underwriters may exercise this option only to cover over-allotments, if any, made on the sale of the Common Stock offered hereby. To the extent that the U.S. Underwriters exercise this option, each U.S. Underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares of Common Stock proportionate to such U.S. Underwriter's initial amount reflected in the foregoing table. The Company also has granted an option to the International Managers, exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 210,000 additional shares of Common Stock to cover over-allotments, if any, on terms similar to those granted to the U.S. Underwriters.

  The Company, all executive officers and directors of the Company and the holders of the 318,712 shares of Common Stock issued as consideration for acquisitions have agreed, subject to certain exceptions, not to directly or indirectly (a) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of or otherwise dispose of or transfer any shares of Common Stock or securities convertible into or exchangeable or exercisable for Common Stock, whether now owned or thereafter acquired by the person executing the agreement or with respect to which the person executing the agreement thereafter acquires the power of disposition, or file a registration statement under the Securities Act with respect to the foregoing or (b) enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of the Common Stock whether any such swap or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise, without the prior written consent of Merrill Lynch & Co. on behalf of the Underwriters for a period of 180 days after the date of this Prospectus. The foregoing agreement will not limit a stockholder's ability to transfer shares in a private placement or to pledge shares, provided that the transferee or pledgee agrees to be bound by such agreement. The foregoing agreement also will not limit the Company's ability to (i) grant stock options under the 1997 Stock Option Plan, (ii) issue shares as consideration for acquisitions (provided that the Company may not issue in excess of 500,000 shares for acquisitions unless the recipients of such excess shares agree to be subject to the foregoing lock-up with respect to such excess shares), (iii) file a shelf registration statement with respect to the possible resale of outstanding shares of Common Stock or shares of Common Stock that may be acquired upon exercise of outstanding warrants (provided that no sales may be made under such registration statement during the 180-day lock-up period), (iv) file a registration statement with respect to Common Stock or other securities to be issued as consideration for an acquisition or with respect to the potential resale of shares issued as consideration for an acquisition (provided that no sales may be made pursuant to such registration statement except to the extent permitted by clause (ii) above) or (v) file a registration statement registering the shares that may be issued pursuant to options granted or to be granted under the 1997 Stock Option Plan.

  The Company has also agreed not to waive any lock-up agreement that was agreed to by certain stockholders of the Company in connection with the issuance to them of 2,501,121 shares of Common Stock, without the prior written consent of Merrill Lynch & Co. on behalf of the Underwriters, for a period of 180 days after the date of this Prospectus. This effectively prohibits such stockholders from selling or otherwise disposing of any such shares for a period of 180 days after the date of this Prospectus, without the prior written consent of Merrill Lynch & Co., on behalf of the Underwriters.

  In connection with a private placement of the Company's Common Stock in September 1997, certain employees of the Underwriters or persons related to the Underwriters purchased an aggregate of 842,862 shares of Common Stock at $3.50 per share. The purchase of 532,752 of such shares has been rescinded and the amounts paid for such shares (an aggregate of approximately $1.86 million) returned. With respect to the remaining 310,110 shares, such persons have agreed that such shares will not be sold, transferred, assigned, pledged or hypothecated for a period of three years from the date of this Prospectus.

  The U.S. Underwriters and the International Managers have entered into an intersyndicate agreement (the "Intersyndicate Agreement") that provides for the coordination of their activities. Pursuant to the Intersyndicate Agreement, the U.S. Underwriters and the International Managers are permitted to sell shares of Common Stock to each other for purposes of resale at the initial public offering price, less an amount not greater than the selling concession. Under the terms of the Intersyndicate Agreement, the U.S. Underwriters and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to persons who are non-U.S. or non-Canadian persons or to persons they believe intend to resell to persons who are non-U.S. or non-Canadian persons, and the International Managers and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to U.S. persons or to Canadian persons or to persons they believe intend to resell to U.S. or Canadian persons, except in the case of transactions pursuant to the Intersyndicate Agreement.

  Prior to the Offerings, there has been no public market for the Common Stock of the Company. The initial public offering price has been determined through negotiations among the Company, the U.S. Underwriters and the International Managers. The factors considered in determining the initial public offering price, in addition to prevailing market conditions, were the history of and the prospects for the Company and the industry in which it competes, an assessment of the Company's management, the past and present operations of the Company and the Initial Acquired Companies and the trend of its pro forma revenues and earnings, the prospects for future earnings of the Company, the prices of similar securities of generally comparable companies and other relevant factors. There can be no assurance that an active trading market will develop for the Common Stock or that the Common Stock will trade in the public market subsequent to the Offerings at or above the initial public offering price.

  The Common Stock has been approved for listing on the New York Stock Exchange under the symbol "URI", subject to official notice of issuance. In order to meet the requirements for listing of the Common Stock on that exchange, the U.S. Underwriters and the International Managers have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial owners.

  The Underwriters have reserved for sale, at the initial public offering price, up to 700,000 shares of Common Stock for certain employees, directors, and business associates of, and certain other persons designated by, the Company who have expressed an interest in purchasing such shares of Common Stock. The number of shares available for sale to the general public in the Offerings will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered to the general public on the same basis as other shares offered hereby.

  The Underwriters do not intend to confirm sales of the Common Stock offered hereby to any accounts over which they exercise discretionary authority.

  The Company has agreed to indemnify the U.S. Underwriters and the International Managers against certain liabilities, including certain liabilities under the Securities Act.

  In connection with valuation services performed for the tax and estate planning purposes of certain executive officers of the Company, for which Merrill Lynch received customary compensation, the Common Stock was valued as of September 1997 at approximately $3.25 per share.

  The Underwriters expect to be performing other investment banking and advisory services for the Company from time to time, for which they will receive customary compensation.

  Until the distribution of the Common Stock is completed, rules of the Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Common Stock. As an exception to these rules, the U.S. Underwriters are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purposes of pegging, fixing or maintaining the price of the Common Stock.

  If the Underwriters create a short position in the Common Stock in connection with the Offerings, i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus, the U.S. Underwriters may reduce that short position by purchasing Common Stock in the open market. The U.S. Underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

  The U.S. Underwriters may also impose a penalty bid on certain Underwriters and selling group members. This means that if the U.S. Underwriters purchase shares of Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Common Stock, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of the Offerings.

  In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

  Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the U.S. Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

                                 LEGAL MATTERS

  Certain legal matters in connection with the Offerings will be passed upon for the Company by Weil, Gotshal & Manges LLP, New York, New York, and Ehrenreich Eilenberg Krause & Zivian LLP, New York, New York. Certain legal matters in connection with the Offerings will be passed upon for the Underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.

                                    EXPERTS

  The financial statements of United Rentals, Inc. at September 30, 1997 and for the period from August 14, 1997 (Inception) to September 30, 1997, and the financial statements of J&J Rental Services, Inc. and Bronco Hi-Lift, Inc. at December 31, 1995 and 1996 and for each of the three years in the period ended December 31, 1996, appearing in this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

  The consolidated financial statements of A&A Tool Rentals & Sales, Inc. and subsidiary as of October 19, 1997, October 31, 1996, and 1995, and for the period from November 1, 1996 to October 19, 1997 and for the years ended October 31, 1996 and 1995, have been included herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

  The financial statements of MERCER Equipment Company appearing in this Prospectus have been audited by Webster Duke & Co., independent auditors, as set forth in their reports thereon included elsewhere herein and in the Registration Statement of which this Prospectus is a part, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

  The combined financial statements of Coran Enterprises, Inc. (dba A-1 Rents) and Monterey Bay Equipment Rental, Inc., appearing in this Prospectus and Registration Statement, have been audited by Grant Thornton LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") in Washington, D.C. a Registration Statement on Form S-1 (together with all amendments thereto, the "Registration Statement"), under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules filed therewith, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to the Registration Statement and to the exhibits and schedules filed therewith. Statements contained in this Prospectus regarding the contents of any contract or other document referred to are not necessarily complete and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being deemed to be qualified in its entirety by such reference. The Registration Statement, including all exhibits and schedules thereto, may be inspected without charge at the principal office of the Commission located at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Midwest Regional Office of the Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and at the Northeast Regional office of the Commission located at Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Room 1204, Washington, D.C. 20549, at prescribed rates.

  The Commission maintains an Internet web site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission. The address of that site is http://www.sec.gov.

  Prior to filing the Registration Statement of which this Prospectus is a part, the Company was not subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Upon effectiveness of the Registration Statement, the Company will become subject to the informational and periodic reporting requirements of the Exchange Act, and in accordance therewith, will file periodic reports, proxy statements, and other information with the Commission. Such periodic reports, proxy statements, and other information will be available for inspection and copying at the public reference facilities and other regional offices referred to above. The Company intends to register the securities offered by the Registration Statement under the Exchange Act simultaneously with the effectiveness of the Registration Statement and to furnish its stockholders with annual reports containing audited financial statements and such other reports as may be required from time to time by law.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
  I. Pro Forma Consolidated Financial Statements of United Rentals, Inc.
     Introduction........................................................   F-3
     Pro Forma Consolidated Balance Sheets--September 30, 1997
      (unaudited)........................................................   F-4
     Pro Forma Consolidated Statements of Operations for the Nine Months
      Ended September 30, 1997 (unaudited)...............................   F-5
     Pro Forma Consolidated Statements of Operations for the Year Ended
      December 31, 1996 (unaudited)......................................   F-6
     Notes to Pro Forma Consolidated Financial Statements................   F-7
 II. Financial Statements of United Rentals, Inc.
     Report of Independent Auditors......................................   F-9
     Balance Sheet--September 30, 1997...................................  F-10
     Statement of Operations for the period from August 14, 1997
      (Inception) to September 30, 1997..................................  F-11
     Statement of Stockholders' Equity for the period from August 14,
      1997 (Inception) to September 30, 1997.............................  F-12
     Statement of Cash Flows for the period from August 14, 1997
      (Inception) to September 30, 1997..................................  F-13
     Notes to Financial Statements.......................................  F-14
 III. Financial Statements of MERCER Equipment Company
     Independent Auditor's Report........................................  F-18
     Balance Sheets--December 31, 1995 and 1996 and September 30, 1997
      (unaudited)........................................................  F-19
     Statements of Income and Retained Earnings for the Years Ended
      December 31, 1994, 1995 and 1996 and for the Nine Months Ended
      September 30, 1996 and 1997 (unaudited)............................  F-20
     Statements of Cash Flows for the Years Ended December 31, 1994, 1995
      and 1996 and for the Nine Months Ended September 30, 1996 and 1997
      (unaudited)........................................................  F-21
     Notes to Financial Statements.......................................  F-22
 IV. Consolidated Financial Statements of A&A Tool Rentals & Sales, Inc.
  and subsidiary
     Independent Auditor's Report........................................  F-27
     Consolidated Balance Sheets--October 31, 1995 and 1996 and October
      19, 1997 and July 31, 1997 (unaudited).............................  F-28
     Consolidated Statements of Operations for the Years Ended October
      31, 1995 and 1996 and for the period from November 1, 1996 to
      October 19, 1997 and for the Nine Months Ended July 31, 1996 and
      1997 (unaudited)...................................................  F-29
     Consolidated Statements of Stockholders' Equity for the Years Ended
      October 31, 1995 and 1996 and for the period from November 1, 1996 to October 19, 1997 ...............................................  F-30
     Consolidated Statements of Cash Flows for the Years Ended October
      31, 1995 and 1996 and for the period from November 1, 1996 to
      October 19, 1997 and for the Nine Months Ended July 31, 1996 and
      1997 (unaudited)...................................................  F-31
     Notes to Consolidated Financial Statements..........................  F-32
 V. Financial Statements of J&J Rental Services, Inc.
     Report of Independent Auditors......................................  F-39
     Balance Sheets--December 31, 1995 and 1996 and September 30, 1997
      (unaudited) .......................................................  F-40
     Statements of Income for the Years Ended December 31, 1994, 1995 and
      1996, for the Six Months Ended June 30, 1996 and 1997 (unaudited)
      and for the Three Months Ended September 30, 1997 (unaudited)......  F-41
     Statements of Stockholders' Equity and Partners' Capital for the
      Years Ended December 31, 1994, 1995 and 1996 and for the Nine
      Months Ended September 30, 1997 (unaudited)........................  F-42
     Statements of Cash Flows for the Years Ended December 31, 1994, 1995
      and 1996, for the Six Months Ended June 30, 1996 and 1997
      (unaudited) and for the Three Months Ended September 30, 1997
      (unaudited)........................................................  F-43
     Notes to Financial Statements.......................................  F-44

                                                                            PAGE
                                                                            ----
 VI. Combined Financial Statements of Coran Enterprises, Inc. dba A-1
     Rents and Monterey Bay Equipment Rental, Inc.
     Report of Independent Auditors.......................................  F-52
     Combined Balance Sheets--December 31, 1995 and 1996 and September 30,
      1997 (unaudited)....................................................  F-53
     Combined Statements of Earnings for the Three Years Ended December
      31, 1996 and for the Nine Months Ended September 30, 1996 and 1997
      (unaudited) ........................................................  F-54
     Combined Statements of Stockholders' Equity for the Three Years Ended
      December 31, 1996 and for the Nine Months Ended September 30, 1997
      (unaudited) ........................................................  F-55
     Combined Statements of Cash Flows for the Three Years Ended December
      31, 1996 and for the Nine Months Ended September 30, 1996 and 1997
      (unaudited) ........................................................  F-56
     Notes to Combined Financial Statements...............................  F-57
 VII. Financial Statements of Bronco Hi-Lift, Inc.
     Report of Independent Auditors.......................................  F-59
     Balance Sheets--December 31, 1995 and 1996 and September 30, 1997
      (unaudited) ........................................................  F-60
     Statements of Income for the Three Years Ended December 31, 1996 and
      for the Nine Months Ended September 30, 1996 and 1997 (unaudited)...  F-61
     Statements of Stockholders' Equity for the Three Years Ended December
      31, 1996 and for the Nine Months Ended September 30, 1997
      (unaudited).........................................................  F-62
     Statements of Cash Flows for the Three Years Ended December 31, 1996
      and for the Nine Months Ended September 30, 1996 and 1997
      (unaudited).........................................................  F-63
     Notes to Financial Statements........................................  F-64

                             UNITED RENTALS, INC.

                  PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

  The accompanying unaudited pro forma consolidated balance sheet of the Company as of September 30, 1997 gives effect to the acquisition of each of the Initial Acquired Companies, the financing of each such acquisition, all issuances of Common Stock after September 30, 1997 and the rescission of the issuance of 532,752 shares of Common Stock, as if all such transactions had occurred on such date.

  The accompanying unaudited pro forma consolidated statements of operations of the Company for the nine months ended September 30, 1997 and for the year ended December 31, 1996 gives effect to the acquisition of each of the Initial Acquired Companies, the financing of each such acquisition, and all issuances of Common Stock after the beginning of the period, as if all such transactions had occurred at the beginning of the period.

  The pro forma consolidated financial statements are based upon certain assumptions and estimates which are subject to change. These statements are not necessarily indicative of the actual results of operations that might have occurred, nor are they necessarily indicative of expected results in the future.

  The pro forma consolidated financial statements should be read in conjunction with the Company's historical Consolidated Financial Statements and related Notes included elsewhere in this Prospectus.

                              UNITED RENTALS, INC.

                     PRO FORMA CONSOLIDATED BALANCE SHEETS

                               SEPTEMBER 30, 1997
                                  (UNAUDITED)

                                     MERCER     A&A TOOL       J & J                          BRONCO
                        UNITED      EQUIPMENT  RENTALS AND     RENTAL           CORAN        HI-LIFT,    RENT-IT
                     RENTALS, INC.   COMPANY   SALES, INC. SERVICES, INC. ENTERPRISES, INC.    INC.    CENTER, INC.
                     ------------- ----------- ----------- -------------- ----------------- ---------- ------------
ASSETS
Cash and cash
equivalents........   $54,637,568  $   151,961 $  187,082   $ 1,757,218      $  933,705     $  296,669  $1,246,620
Accounts receiv-
able, net..........                  2,253,040  1,324,684     1,975,944       1,012,615      1,225,550     434,687
Inventory..........                  2,430,233    906,969                                      271,903
Rental equipment,
net................                 11,304,919  3,133,863    10,504,415       2,948,586      2,321,275     925,290
Property and equip-
ment, net..........        99,706      594,621    306,415       492,603          65,137        335,374     205,673
Intangible assets,
net................                                              84,479
Prepaid expenses
and other assets...       114,200      152,845    468,615         1,375          10,942         27,015     227,310
                      -----------  ----------- ----------   -----------      ----------     ----------  ----------
   Total Assets....   $54,851,474  $16,887,619 $6,327,628   $14,816,034      $4,970,985     $4,477,786  $3,039,580
                      ===========  =========== ==========   ===========      ==========     ==========  ==========
LIABILITIES AND
STOCKHOLDERS' EQ-
UITY
Accounts payable...   $    67,701  $ 3,218,334 $  703,583   $   588,548      $  308,471     $  323,489  $   56,011
Debt...............                  9,518,922  4,352,769    14,180,795       2,075,735      2,973,516
Accrued expenses
and other
liabilities........        84,826      119,987    224,755       185,617                                     24,805
                      -----------  ----------- ----------   -----------      ----------     ----------  ----------
   Total liabili-
   ties............       152,527   12,857,243  5,281,107    14,954,960       2,384,206      3,297,005      80,816
                      -----------  ----------- ----------   -----------      ----------     ----------  ----------
Common stock to be
rescinded..........     1,864,632
Stockholders' eq-
uity
 Common stock......       151,818      500,001    465,058         1,000         275,000         10,000     (30,713)
 Additional paid-
 in capital........    52,955,954                                                37,920        298,000      42,000
 Retained earnings
 (deficit).........      (273,457)   3,530,375    581,463      (139,926)      2,273,859        872,781   2,947,477
                      -----------  ----------- ----------   -----------      ----------     ----------  ----------
   Total stockhold-
   ers' equity.....    52,834,315    4,030,376  1,046,521      (138,926)      2,586,779      1,180,781   2,958,764
                      -----------  ----------- ----------   -----------      ----------     ----------  ----------
   Total
   liabilities and
   stock-holders'
   equity..........   $54,851,474  $16,887,619 $6,327,628   $14,816,034      $4,970,985     $4,477,786  $3,039,580
                      ===========  =========== ==========   ===========      ==========     ==========  ==========
                      PRO FORMA        PRO FORMA
                     ADJUSTMENTS      CONSOLIDATED
                     ---------------- -------------
ASSETS
Cash and cash
equivalents........  $(59,311,191)(a) $    50,000
                        2,015,000 (b)
                       (1,864,632)(c)
Accounts receiv-
able, net..........                     8,226,520
Inventory..........       371,717 (d)   3,980,822
Rental equipment,
net................     5,979,135 (e)  37,117,483
Property and equip-
ment, net..........      (263,244)(e)   1,836,285
Intangible assets,
net................    40,809,439 (f)  40,893,918
Prepaid expenses
and other assets...                     1,002,302
                     ---------------- -------------
   Total Assets....  $(12,263,776)    $93,107,330
                     ================ =============
LIABILITIES AND
STOCKHOLDERS' EQ-
UITY
Accounts payable...                   $ 5,266,137
Debt...............  $(33,101,737)(g)  28,527,339
                       28,527,339 (h)
Accrued expenses
and other
liabilities........                       639,990
                     ---------------- -------------
   Total liabili-
   ties............    (4,574,398)     34,433,466
                     ---------------- -------------
Common stock to be
rescinded..........    (1,864,632)(c)
Stockholders' eq-
uity
 Common stock......    (1,220,346)(i)     158,491
                            3,187 (j)
                            3,486 (b)
 Additional paid-
 in capital........      (377,920)(i)  58,788,830
                        3,821,362 (j)
                        2,011,514 (b)
 Retained earnings
 (deficit).........   (10,066,029)(i)    (273,457)
                     ---------------- -------------
   Total stockhold-
   ers' equity.....    (5,824,746)     58,673,864
                     ---------------- -------------
   Total
   liabilities and
   stock-holders'
   equity..........  $(12,263,776)    $93,107,330
                     ================ =============

                             UNITED RENTALS, INC.

                PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

                 FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997
                                  (UNAUDITED)

                                     MERCER      A&A TOOL
                        UNITED      EQUIPMENT   RENTALS AND   J & J RENTAL        CORAN          BRONCO       RENT-IT
                     RENTALS, INC.   COMPANY    SALES, INC.  SERVICES, INC. ENTERPRISES, INC. HI-LIFT, INC. CENTER, INC.
                     ------------- -----------  -----------  -------------- ----------------- ------------- ------------
Revenues
 Equipment rent-
 als...............                $ 6,141,024  $4,501,537     $5,998,073      $5,808,564      $3,774,997    $1,706,959
 Sales of equip-
 ment and merchan-
 dise and other
 revenue...........                  7,423,559   4,101,586        636,398         899,829         984,496       117,838
                                   -----------  ----------     ----------      ----------      ----------    ----------
   Total revenues..                 13,564,583   8,603,123      6,634,471       6,708,393       4,759,493     1,824,797
Cost of revenues
 Cost of equipment
 rentals,
 excluding
 depreciation......                  1,933,995   2,097,280      2,564,825       3,704,188         363,418       782,284
 Rental equipment
 depreciation......                  1,313,961   1,193,986      1,563,687       1,237,656         601,243       425,718
 Cost of sales and
 other operating
 expenses..........                  5,857,100   3,346,797        378,545         224,762         634,240
                                   -----------  ----------     ----------      ----------      ----------    ----------
   Total cost of
   revenues........                  9,105,056   6,638,063      4,507,057       5,166,606       1,598,901     1,208,002
                                   -----------  ----------     ----------      ----------      ----------    ----------
Gross profit.......                  4,459,527   1,965,060      2,127,414       1,541,787       3,160,592       616,795
Selling, general
and administrative
expenses...........    $ 348,055     2,931,627   1,696,104      1,140,756         958,764       1,562,694       534,074
Non-rental depreci-
ation and
amortization.......                     96,600      95,171        110,203          13,868          79,608        42,554
                       ---------   -----------  ----------     ----------      ----------      ----------    ----------
Operating income...     (348,055)    1,431,300     173,785        876,455         569,155       1,518,290        40,167
Interest expense...                    677,364     410,345        422,178         139,970         210,025
Other (income) ex-
pense, net.........      (74,598)     (126,008)   (140,367)       (37,724)                        (67,555)      (35,878)
                       ---------   -----------  ----------     ----------      ----------      ----------    ----------
Income (loss)
before provision
for income taxes...     (273,457)      879,944     (96,193)       492,001         429,185       1,375,820        76,045
Provision for in-
come taxes.........                                  6,000         98,000           5,583
                       ---------   -----------  ----------     ----------      ----------      ----------    ----------
Net income (loss)..    $(273,457)  $   879,944  $ (102,193)    $  394,001      $  423,602      $1,375,820    $   76,045
                       =========   ===========  ==========     ==========      ==========      ==========    ==========
Net loss per
share..............    $   (0.02)
                       =========
                      PRO FORMA       PRO FORMA
                     ADJUSTMENTS     CONSOLIDATED
                     --------------- -------------
Revenues
 Equipment rent-
 als...............                  $27,931,154
 Sales of equip-
 ment and merchan-
 dise and other
 revenue...........                   14,163,706
                                     -------------
   Total revenues..                   42,094,860
Cost of revenues
 Cost of equipment
 rentals,
 excluding
 depreciation......                   11,445,990
 Rental equipment
 depreciation......  $(1,277,912)(a)   5,058,339
 Cost of sales and
 other operating
 expenses..........      (61,372)(b)  10,380,072
                     --------------- -------------
   Total cost of
   revenues........   (1,339,284)     26,884,401
                     --------------- -------------
Gross profit.......    1,339,284      15,210,459
Selling, general
and administrative
expenses...........     (816,000)(c)   8,634,186
                         278,112 (d)
Non-rental depreci-
ation and
amortization.......      596,644 (e)   1,034,648
                     --------------- -------------
Operating income...    1,280,528       5,541,625
Interest expense...   (1,859,882)(f)   1,351,266
                       1,351,266 (g)
Other (income) ex-
pense, net.........                     (482,130)
                     --------------- -------------
Income (loss)
before provision
for income taxes...    1,789,144       4,672,489
Provision for in-
come taxes.........    1,759,413       1,868,996
                     --------------- -------------
Net income (loss)..  $    29,731     $ 2,803,493
                     =============== =============
Net loss per
share..............                  $      0.16
                                     =============

  The accompanying notes are an integral part of these pro forma consolidated financial statements

                             UNITED RENTALS, INC.

                PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

                     FOR THE YEAR ENDED DECEMBER 31, 1996
                                  (UNAUDITED)

                                      MERCER      A&A TOOL        J & J
                         UNITED      EQUIPMENT   RENTALS AND      RENTAL           CORAN          BRONCO       RENT-IT
                      RENTALS, INC.   COMPANY    SALES, INC.  SERVICES, INC. ENTERPRISES, INC. HI-LIFT, INC. CENTER, INC.
                      ------------- -----------  -----------  -------------- ----------------- ------------- ------------
Revenues
  Equipment
   rentals..........      $         $ 7,380,137  $ 5,918,148    $7,769,716      $7,679,713      $4,313,855    $2,631,459
  Sales of equipment
   and mer-
   chandise and
   other revenue....                  7,073,763    5,787,986     1,243,297         738,330       1,216,459       136,395
                          -----     -----------  -----------    ----------      ----------      ----------    ----------
    Total revenues..                 14,453,900   11,706,134     9,013,013       8,418,043       5,530,314     2,767,854
Cost of revenues
  Cost of equipment
   rentals,
   excluding
   depreciation ....                  2,097,805    2,542,965     3,544,040       4,254,243         699,455     1,046,785
  Rental equipment
   depreciation.....                  1,492,131    1,382,048     2,389,929       1,304,847         736,525       746,859
  Cost of sales and
   other operating
   expenses.........                  5,820,926    4,959,839       452,522         373,258         893,222
                          -----     -----------  -----------    ----------      ----------      ----------    ----------
  Total cost of rev-
   enues............                  9,410,862    8,884,852     6,386,491       5,932,348       2,329,202     1,793,644
                          -----     -----------  -----------    ----------      ----------      ----------    ----------
Gross profit........                  5,043,038    2,821,282     2,626,522       2,485,695       3,201,112       974,210
Selling, general and
 administrative
 expenses...........                  3,515,581    2,215,936     1,521,562       2,062,246       2,359,326       760,693
Non-rental
 depreciation and
 amortization.......                    118,787      120,757       123,971          17,202          99,669        46,237
                          -----     -----------  -----------    ----------      ----------      ----------    ----------
Operating income....                  1,408,670      484,589       980,989         406,247         742,117       167,280
Interest expense....                    813,339      401,204       478,341          96,464         334,035             0
Other (income)
 expense, net.......                   (110,340)    (171,532)      (27,523)                        (46,175)      (57,061)
                          -----     -----------  -----------    ----------      ----------      ----------    ----------
Income before
 provision for
 income taxes.......                    705,671      254,917       530,171         309,783         454,257       224,341
Provision for income
 taxes..............                          0        7,619        49,685           8,221
                          -----     -----------  -----------    ----------      ----------      ----------    ----------
Net income..........      $ --      $   705,671  $   247,298    $  480,486      $  301,562      $  454,257    $  224,341
                          =====     ===========  ===========    ==========      ==========      ==========    ==========
Earnings per share..      $ --
                          =====
                       PRO FORMA       PRO FORMA
                      ADJUSTMENTS     CONSOLIDATED
                      --------------- -------------
Revenues
  Equipment
   rentals..........                  $35,693,028
  Sales of equipment
   and mer-
   chandise and
   other revenue....                   16,196,230
                      --------------- -------------
    Total revenues..                   51,889,258
Cost of revenues
  Cost of equipment
   rentals,
   excluding
   depreciation ....                   14,185,293
  Rental equipment
   depreciation.....  $(2,140,161)(a)   5,912,178
  Cost of sales and
   other operating
   expenses.........      (57,068)(b)  12,442,699
                      --------------- -------------
  Total cost of rev-
   enues............   (2,197,229)     32,540,170
                      --------------- -------------
Gross profit........    2,197,229      19,349,088
Selling, general and
 administrative
 expenses...........   (2,006,912)(c)  10,853,610
                          425,178 (d)
Non-rental
 depreciation and
 amortization.......      809,179 (e)   1,335,802
                      --------------- -------------
Operating income....    2,969,784       7,159,676
Interest expense....   (2,123,383)(f)   1,801,689
                        1,801,689 (g)
Other (income)
 expense, net.......                     (412,631)
                      --------------- -------------
Income before
 provision for
 income taxes.......    3,291,478       5,770,618
Provision for income
 taxes..............    2,242,722 (h)   2,308,247
                      --------------- -------------
Net income..........  $ 1,048,756     $ 3,462,371
                      =============== =============
Earnings per share..                  $      0.20
                                      =============

  The accompanying notes are an integral part of these pro forma consolidated financial statements

                             UNITED RENTALS, INC.

             NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

1. BACKGROUND

  United Rentals, Inc. was incorporated in August 1997, was initially capitalized in September 1997, and commenced rental operations in October 1997 by acquiring the six Initial Acquired Companies. The Company rents a broad array of equipment to a diverse customer base that includes construction industry participants, industrial companies, homeowners and other individuals. The Company also engages in related activities such as selling used rental equipment, acting as a distributor for certain new equipment, and selling related merchandise and parts.

2. HISTORICAL FINANCIAL STATEMENTS

  The historical financial data presented in these pro forma consolidated financial statements represent the financial position and results of operations of the Company and each of the Initial Acquired Companies as of September 30, 1997 and for the nine and twelve months ended September 30, 1997 and December 31, 1996, respectively (except that the financial data for A&A Tool Rental and Sales, Inc. is as of July 31, 1997 and for the nine and twelve months ended July 31, 1997 and October 31, 1996, respectively). Such data is derived from the respective financial statements of such companies. All such financial statements are included elsewhere in this Prospectus (except for the financial statements of Rent-It Centers, Inc.).

3. ACQUISITION OF THE INITIAL ACQUIRED COMPANIES

  During October 1997, the Company completed the acquisition of each of the Initial Acquired Companies. Each of these acquisitions was accounted for using the purchase method of accounting. For purposes of these pro forma consolidated financial statements, the consideration paid by the Company for the acquired companies (the "Acquisition Consideration") is assumed to be an aggregate of $58.6 million which consisted of $54.4 million of cash plus the Stock Consideration (see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Consideration Paid for Initial Acquired Companies") and a convertible note in the amount of $300,000, which represents the consideration that would have been paid based upon the indebtedness and working capital of the Initial Acquired Companies as of September 30, 1997. The actual consideration paid was $875,000 lower due to the change in the indebtedness and working capital of the Initial Acquired Companies subsequent to September 30, 1997. Additionally, the Company repaid all of the outstanding indebtedness of the Initial Acquired Companies in the aggregate amount of $33.9 million ($33.1 million as of September 30, 1997, which is the amount assumed for purposes of these pro forma consolidated financial statements).

  Based upon management's preliminary estimates, it is estimated that the carrying value of the assets and liabilities of the Initial Acquired Companies approximates fair value, with the exception of rental equipment and other property and equipment and certain inventory,which required adjustments to reflect fair market value. The following table presents the allocation of purchase prices of each of the Initial Acquired Companies:

                           MERCER     A&A TOOL        J&J
                          EQUIPMENT  RENTALS AND     RENTAL           CORAN           BRONCO        RENT-IT     COMBINED
                           COMPANY   SALES, INC. SERVICES, INC. ENTERPRISES, INC. HIGH-LIFT, INC. CENTER, INC.    TOTAL
                         ----------- ----------- -------------- ----------------- --------------- ------------ -----------
Purchase price.........  $15,000,603 $8,456,243   $ 4,029,577      $15,508,056      $9,239,062     $6,327,801  $58,561,342
Net assets acquired....    4,030,376  1,046,521      (138,926)       2,586,779       1,180,781      2,958,764   11,664,295
Fair value adjustments:
 Inventories...........      371,717                                                                               371,717
 Rental equipment......       21,872  2,278,088    (2,793,358)       4,729,104         663,183      1,080,246    5,979,135
 Property and
  equipment............                              (103,870)                                       (159,374)    (263,244)
                         ----------- ----------   -----------      -----------      ----------     ----------  -----------
Intangibles recog-
 nized.................  $10,576,638 $5,131,634   $ 7,065,731      $ 8,192,173      $7,395,098     $2,448,165  $40,809,439
                         =========== ==========   ===========      ===========      ==========     ==========  ===========

4. PRO FORMA ADJUSTMENTS

  Balance sheet adjustments:

  a. Records the portion of the Acquisition Consideration and debt repayment paid from available cash on hand.

  b. Records the sale of all Common Stock subsequent to September 30, 1997.

  c. Records the rescission of the issuance of 532,752 shares of Common
     Stock.

  d. Adjusts the carrying value of inventory to fair market value.

  e. Adjusts the carrying value of rental equipment and other property and equipment to fair market value.

  f. Records the excess of the Acquisition Consideration over the estimated fair value of net assets acquired.

  g. Records the repayment of all outstanding indebtedness of the Initial Acquired Companies.

  h. Records the portion of the Acquisition Consideration and debt repayment funded by borrowing under the Company's Credit Facility and through the issuance of a $300,000 convertible note.

  i. Records the elimination of the stockholders' equity of the Initial Acquired Companies.

  j. Records the portion of the Acquisition Consideration paid in the form of Common Stock.

  Statement of operations adjustments:

  a. Adjusts the depreciation of rental equipment and other property and equipment based upon adjusted carrying values utilizing the following lives (subject to a 10% salvage value with regards to rental equipment):

       Rental equipment.............................................. 4-6 years
       Other property and equipment.................................. 3-15 years

  b. Adjusts the method of accounting for inventory at one of the Initial Acquired Companies from the LIFO method to the FIFO method.
  c. Adjusts the compensation to former owners and executives of the Initial Acquired Companies to current levels of compensation.
  d. Adjusts the lease expense for real estate utilized by the Initial Acquired Companies to current lease agreements.
  e. Records the amortization of the excess of cost over net assets acquired attributable to the acquisitions of the Initial Acquired Companies using an estimated life of 40 years.
  f. Eliminates interest expense related to outstanding indebtedness of the Initial Acquired Companies which was repaid by the Company.
  g. Records interest expense relating to the portion of the Acquisition Consideration funded through borrowing under the Company's Credit Facility using a rate per annum of 7.5%.
  h. Records a provision for income taxes at an estimated rate of 40%.

5. EARNINGS PER SHARE

  Earnings per share is calculated by dividing the net income by the weighted average outstanding during the period. The weighted average outstanding shares during the period is calculated as follows:

      Shares outstanding at September 30, 1997......................  15,181,835
      Shares sold subsequent to September 30, 1997..................     348,572
      Shares issued for acquisitions................................     318,712
      Common stock equivalents (based on the initial public offering
       price of $13.50 per share)...................................   1,644,445
                                                                      ----------
                                                                      17,493,564
                                                                      ==========

                        REPORT OF INDEPENDENT AUDITORS

Board of Directors
United Rentals, Inc.

  We have audited the accompanying balance sheet of United Rentals, Inc. as of September 30, 1997 and the related statements of operations, stockholders' equity and cash flows from August 14, 1997 (Inception) to September 30, 1997. These financial statements are the responsibility of the management of United Rentals, Inc. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of United Rentals, Inc. at September 30, 1997, and the results of its operations and its cash flows from August 14, 1997 (Inception) to September 30, 1997, in conformity with generally accepted accounting principles.

                                          /s/ Ernst & Young LLP

MetroPark, New Jersey

October 8, 1997, except for
 Note 7, as to which the
 date is December 17, 1997

                              UNITED RENTALS, INC.

                                 BALANCE SHEET

                               SEPTEMBER 30, 1997

                              ASSETS
Cash and cash equivalents.........................................  $54,637,568
Prepaid expenses and other assets.................................      114,200
Property and equipment, net of accumulated depreciation of
 $1,542...........................................................       99,706
                                                                    -----------
                                                                    $54,851,474
                                                                    ===========
               LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable..................................................  $    67,701
Accrued expenses and other liabilities............................       84,826
                                                                    -----------
    Total liabilities.............................................      152,527
Commitments and contingencies
Common stock, 532,752 shares issued and outstanding to be rescind-
 ed...............................................................    1,864,632
Stockholders' equity:
  Preferred stock--$.01 par value, 5,000,000 shares authorized, no
   shares issued and outstanding..................................          --
  Common stock--$.01 par value, 75,000,000 shares authorized,
   15,181,835 shares issued and outstanding.......................      151,818
  Additional paid-in capital......................................   52,955,954
  Accumulated deficit.............................................     (273,457)
                                                                    -----------
    Total stockholders' equity....................................   52,834,315
                                                                    -----------
                                                                    $54,851,474
                                                                    ===========


                            See accompanying notes.

                              UNITED RENTALS, INC.

                            STATEMENT OF OPERATIONS

               AUGUST 14, 1997 (INCEPTION) TO SEPTEMBER 30, 1997

General and administrative expenses................................. $ 348,055
                                                                     ---------
  Loss from operations..............................................  (348,055)
Interest income.....................................................    74,598
                                                                     ---------
  Loss before provision for income taxes............................  (273,457)
Provision for income taxes..........................................       --
                                                                     ---------
  Net loss.......................................................... $(273,457)
                                                                     =========
Net loss per share.................................................. $   (0.02)
                                                                     =========



                            See accompanying notes.

                              UNITED RENTALS, INC.

                       STATEMENT OF STOCKHOLDERS' EQUITY

               AUGUST 14, 1997 (INCEPTION) TO SEPTEMBER 30, 1997

                                       COMMON STOCK
                                    ------------------- ADDITIONAL
                                      NUMBER              PAID-IN   ACCUMULATED
                                    OF SHARES   AMOUNT    CAPITAL     DEFICIT
                                    ---------- -------- ----------- -----------
Balance, August 14, 1997 (Incep-
 tion).............................        --  $    --  $       --   $     --
  Issuance of common stock and war-
   rants........................... 15,181,835  151,818  52,955,954
  Net loss.........................                                   (273,457)
                                    ---------- -------- -----------  ---------
Balance, September 30, 1997........ 15,181,835 $151,818 $52,955,954  $(273,457)
                                    ========== ======== ===========  =========



                            See accompanying notes.

                              UNITED RENTALS, INC.

                            STATEMENT OF CASH FLOWS

               AUGUST 14, 1997 (INCEPTION) TO SEPTEMBER 30, 1997

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss......................................................... $  (273,457)
Adjustments to reconcile net loss to net cash used in operating activities:
  Depreciation...................................................       1,542
  Changes in operating assets and liabilities:
    Prepaid expenses and other assets............................    (114,200)
    Accounts payable and other liabilities.......................     152,527
                                                                  -----------
      Net cash used in operating activities......................    (233,588)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment..............................    (101,248)
                                                                  -----------
      Net cash used in investing activities......................    (101,248)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of common stock and warrants, net of
 issuance costs..................................................  54,972,404
                                                                  -----------
      Net cash provided by financing activities..................  54,972,404
                                                                  -----------
Net increase in cash and cash equivalents........................  54,637,568
Cash and cash equivalents at beginning of period.................         --
                                                                  -----------
      Cash and cash equivalents at end of period................. $54,637,568
                                                                  ===========


                            See accompanying notes.

                             UNITED RENTALS, INC.

                         NOTES TO FINANCIAL STATEMENTS

                              SEPTEMBER 30, 1997

1. ORGANIZATION AND BASIS OF PRESENTATION

  United Rentals, Inc. (the "Company"), a Delaware corporation, was incorporated in August 1997. Upon the completion of the acquisitions discussed further in Note 7, the Company primarily will operate as an equipment rental company. The Company will also engage in related activities such as selling used rental equipment, acting as a distributor for certain new equipment and selling related merchandise and parts. The nature of the Company's business will be such that short-term obligations are typically met by cash flow generated from long-term assets. Consequently, consistent with industry practice, the accompanying balance sheet is presented on an unclassified basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Cash Equivalents

  The Company considers all highly liquid instruments with a maturity of three months or less when purchased to be cash equivalents.

 Property and Equipment

  Property and equipment are recorded at cost and depreciated over their estimated useful lives using the straight-line method. The range of useful lives estimated by management for property and equipment is five to seven years.

 Income Taxes

  The Company uses the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between financial statement and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Recognition of deferred tax assets is limited to amounts considered by management to be more likely than not of realization in future periods.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

 Concentrations of Credit Risk

  Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash investments. The Company maintains cash and cash equivalents with high quality financial institutions.

                             UNITED RENTALS, INC.

 Impact of Recently Issued Accounting Standards

  In February 1997, the Financial Accounting Standards Board issued Statement 128, Earnings Per Share ("SFAS 128"), which is required to be adopted on December 31, 1997. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating earnings per share, basic earnings per share will exclude the dilutive effect of the Company's stock options and warrants. Implementation of SFAS 128 is expected to result in no change to the Company's net loss per share included herein.

 Stock-Based Compensation

  The Company accounts for its stock based compensation arrangements under the provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees." Since stock options will be granted by the Company with exercise prices at or greater than the fair value of the shares at the date of grant, no compensation expense will be recognized.

 Computation of Net Loss Per Share

  Net loss per share is computed by dividing net loss by the weighted average number of shares of common stock and common stock equivalents outstanding during the period. Common Stock issued for consideration below $13.50 per share the offering price per share, and stock options and warrants granted with exercise prices below the initial public offering ("IPO") price per share during the twelve months preceding the date of the initial filing of the registration statement are included in the calculation of common equivalent shares at the IPO price per share. The number of shares used in calculating net loss per share was 16,826,280 for the period from August 14, 1997 to September 30, 1997.

3. PROPERTY AND EQUIPMENT

  A summary of property and equipment is as follows:

   Furniture, fixtures and office equipment........................... $101,248
   Less accumulated depreciation......................................    1,542
                                                                       --------
   Property and equipment, net........................................ $ 99,706
                                                                       ========

4. INCOME TAXES

  A reconciliation of the provision for income taxes and the amount computed by applying the statutory federal income tax rate of 34% to loss before provision for income taxes is as follows:

   Computed tax benefit at statutory tax rate........................ $  92,976
   Increase in tax benefit:
     Tax-exempt interest income......................................     9,409
     Change in valuation allowance...................................  (102,385)
                                                                      ---------
                                                                      $     --
                                                                      =========

                             UNITED RENTALS, INC.

  The components of deferred income tax assets are as follows:

   Net operating loss carryforward................................... $ 102,385
   Valuation allowance...............................................  (102,385)
                                                                      ---------
                                                                      $     --
                                                                      =========

5. CAPITAL STOCK

  During September, the Company issued an aggregate of 12,685,714 shares of Common Stock and 6,342,858 warrants to certain officers of the Company for an aggregate amount of $44.4 million. In addition, the Company, in a private placement sold an aggregate of 3,028,873 shares of common stock for an aggregate amount of $10.6 million (See Note 7).

  At September 30, 1997 there are 6,342,858 shares of Common Stock reserved for the exercise of warrants and 5,000,000 shares of Common Stock reserved for the future issuance of options pursuant to the Company's 1997 Stock Option Plan.

  As of September 30, 1997 there are outstanding warrants to purchase an aggregate of 6,342,858 shares of Common Stock. Each warrant provides for an exercise price of $10.00 per share and may be exercised at any time until September 12, 2007.

  The Board of Directors has adopted the Company's 1997 Stock Option Plan (the "Stock Option Plan") which provides for the granting of options to purchase not more than an aggregate of 5,000,000 shares of Common Stock. All officers, employees and others who render services to the Company are eligible to participate in the Stock Option Plan. Each option granted pursuant to the Stock Option Plan must provide for an exercise price per share that is at least equal to the fair market value per share of Common Stock on the date of grant. No options may be granted under the Stock Option Plan after August 21, 2007.

  The exercise price of each option, the period during which each option may be exercised and the other terms and conditions of each option are determined by the Board of Directors (or by a committee appointed by the Board). No options to purchase shares of the Company's Common Stock were granted during the period from August 14, 1997 to September 30, 1997.


6. COMMITMENTS AND CONTINGENCIES

 Operating Leases

The Company leases office space and certain office equipment under operating leases. The office lease requires the Company to pay maintenance, insurance, taxes and certain other expenses in addition to the stated rentals. Future minimum lease payments, by year and in the aggregate, for noncancellable operating leases with initial or remaining terms of one year or more are as follows at September 30, 1997:

   1997 (after September 30, 1997).................................. $  100,032
   1998.............................................................    400,128
   1999.............................................................    400,128
   2000.............................................................    400,128
   2001.............................................................    329,634
                                                                     ----------
                                                                     $1,630,050
                                                                     ==========

                             UNITED RENTALS, INC.

7. SUBSEQUENT EVENTS

  During October 1997, the Company entered into a credit agreement with Bank of America ("Credit Facility"). The Credit Facility provides for a $55 million, three year collateralized revolving credit facility due October 2000. Outstanding loans under the Credit Facility bear interest at a rate per annum equal to the Eurodollar Rate (Reserve Adjusted) (as defined in the credit agreement providing for the Credit Facility) applicable to each interest period plus 1.5% to 2.5% per annum or the Alternate Reference Rate (as defined in the credit agreement providing for the Credit Facility) from time to time in effect plus 0% to .25% per annum. The Credit Facility also allows the Company to obtain up to $10 million in letters of credit. The aggregate amount the Company is permitted to borrow under the Credit Facility is reduced by the aggregate face amount of all outstanding letters of credit issued thereunder. On December 17, 1997, the outstanding balance was $31 million.

  Subsequent to September 30, 1997, the Company completed the acquisition of six equipment rental companies (the "Acquisitions") and the aggregate consideration paid by the Company for the Acquisitions was $57.7 million and consisted of approximately $53.6 million in cash, 318,712 shares of Common Stock (which stock consideration is subject to an adjustment) and a $300,000 convertible note. In addition, the Company agreed to pay the former owners of one of the Initial Acquired Companies a percentage of such company's future revenues until an aggregate of $2.8 million has been paid. These acquisitions were accounted for as purchases.

  On December 17, 1997, the sale of 532,752 shares of Common Stock, aggregating $1,864,632, issued in a private placement during September 1997 was rescinded. As a result, such Common Stock has been excluded from shareholder's equity in the accompanying balance sheet.

                         INDEPENDENT AUDITOR'S REPORT

MERCER Equipment Company:

  We have audited the accompanying balance sheets of MERCER Equipment Company as of December 31, 1996 and 1995, and the related statements of income and retained earnings and of cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MERCER Equipment Company as of December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

                                          /s/ Webster, Duke & Co. PA

Charlotte, North Carolina
January 31, 1997

                            MERCER EQUIPMENT COMPANY

                                 BALANCE SHEETS

                                               DECEMBER 31,       SEPTEMBER 30,
                                          ----------------------- -------------
                                             1995        1996         1997
                                          ----------- ----------- -------------
                                                                   (UNAUDITED)
                 ASSETS
CURRENT ASSETS:
  Cash................................... $   454,697 $   276,639  $   151,961
  Accounts receivable (less allowance for
   doubtful accounts: 1995-$150,000,
   1996-$182,425, 1997-$303,128).........   1,420,681   1,819,581    2,253,040
  Inventory (Notes 2, 5 and 8)...........   2,092,086   2,417,425    2,430,233
  Miscellaneous receivables..............      12,539      16,604       18,661
                                          ----------- -----------  -----------
    Total current assets.................   3,980,003   4,530,249    4,853,895
                                          ----------- -----------  -----------
RENTAL EQUIPMENT (Notes 2, 5, 8, 9, 10
 and 15):
  Rental equipment.......................  10,480,865  14,030,584   15,617,619
  Less accumulated depreciation..........   2,642,313   3,717,218    4,312,700
                                          ----------- -----------  -----------
    Rental equipment, net................   7,838,552  10,313,366   11,304,919
                                          ----------- -----------  -----------
OTHER PROPERTY (Notes 2, 8 and 11):
  Other property.........................     686,504   1,003,079    1,084,329
  Less accumulated depreciation..........     292,279     395,658      489,708
                                          ----------- -----------  -----------
    Other property, net..................     394,225     607,421      594,621
                                          ----------- -----------  -----------
OTHER ASSETS (Note 13):
  Other assets...........................      47,800      68,639       66,089
  Notes receivable-officers..............      45,872      69,980       68,095
  Due from stockholders..................     247,729
                                          ----------- -----------  -----------
    Total other assets...................     341,401     138,619      134,184
                                          ----------- -----------  -----------
    TOTAL................................ $12,554,181 $15,589,655  $16,887,619
                                          =========== ===========  ===========
  LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Line of credit (Note 4)................         --          --           --
  Note payable-Bank (Note 4)............. $   465,200 $   494,245  $   454,245
  Short-term equipment notes (Note 5)....     387,729     189,528          --
  Notes payable-individuals (Notes 6 and
   13)...................................     638,500     609,000      631,000
  Current portion of long-term debt......   1,541,716   2,253,562    2,903,457
  Current portion of capital leases......     153,189     167,445       82,081
  Accounts payable.......................   1,602,437   2,161,340    3,218,334
  Accrued expenses.......................     116,032     140,361      119,987
                                          ----------- -----------  -----------
    Total current liabilities............   4,904,803   6,015,481    7,409,104
                                          ----------- -----------  -----------
LONG-TERM DEBT (Non-current Portion):
  Revolving credit note (Note 7).........   1,000,000   2,430,000    2,328,000
  Notes payable to bank (Note 8).........   2,230,000   1,513,000      735,250
  Notes payable on rental equipment (Note
   9)....................................   1,503,672   2,195,238    2,078,374
  Capital leases on rental equipment
   (Note 10).............................     283,718     119,183      194,857
  Notes payable for fixed assets (Note
   11)...................................      86,116     138,543      111,658
                                          ----------- -----------  -----------
    Total long-term debt.................   5,103,506   6,395,964    5,448,139
                                          ----------- -----------  -----------
STOCKHOLDERS' EQUITY:
  Common stock (Notes 2 and 12)..........     500,001     500,001      500,001
  Retained earnings (Note 8).............   2,045,871   2,678,209    3,530,375
                                          ----------- -----------  -----------
    Total stockholders' equity...........   2,545,872   3,178,210    4,030,376
                                          ----------- -----------  -----------
    TOTAL................................ $12,554,181 $15,589,655  $16,887,619
                                          =========== ===========  ===========

                       See notes to financial statements.

                            MERCER EQUIPMENT COMPANY

                   STATEMENTS OF INCOME AND RETAINED EARNINGS

                                                                NINE MONTHS ENDED
                              YEAR ENDED DECEMBER 31,             SEPTEMBER 30,
                          ----------------------------------  ----------------------
                             1994        1995        1996        1996        1997
                          ----------  ----------  ----------  ----------  ----------
                                                                   (UNAUDITED)
REVENUE:
  Sales of new
   equipment............  $1,559,244  $2,479,358  $3,415,523  $2,488,974  $3,384,882
  Sales of supplies and
   parts................   1,184,997   1,558,273   2,067,403   1,515,337   1,873,232
                          ----------  ----------  ----------  ----------  ----------
    Total goods sold....   2,744,241   4,037,631   5,482,926   4,004,311   5,258,114
  Sales of rental
   equipment............     662,029     872,621   1,102,621     853,921   1,718,513
  Rental revenues.......   3,798,468   4,950,614   7,380,137   5,236,985   6,141,024
  Service department
   revenues.............     327,693     357,039     488,216     365,170     446,932
                          ----------  ----------  ----------  ----------  ----------
    Total revenues......   7,532,431  10,217,905  14,453,900  10,460,387  13,564,583
                          ----------  ----------  ----------  ----------  ----------
DIRECT COSTS OF REVENUE:
  Cost of goods sold....   2,290,853   3,171,168   4,469,790   3,261,212   4,227,967
  Cost of rental
   equipment sold, net..     386,191     530,102     702,254     497,767   1,009,277
  Rental department
   expenses (including
   depreciation of
   $771,385; 1,035,352,
   $1,492,131,
   $1,129,746 and
   $1,313,961)..........   1,591,109   2,226,420   3,589,936   2,610,640   3,247,956
  Service department
   expenses.............     417,370     460,382     648,882     453,499     619,856
                          ----------  ----------  ----------  ----------  ----------
    Total direct costs
     of revenue.........   4,685,523   6,388,072   9,410,862   6,823,118   9,105,056
                          ----------  ----------  ----------  ----------  ----------
GROSS MARGIN............   2,846,908   3,829,833   5,043,038   3,637,269   4,459,527
                          ----------  ----------  ----------  ----------  ----------
OPERATING EXPENSES:
  Sales expenses........     515,600     752,722   1,386,812     915,554   1,196,596
  Administrative and
   general expenses.....   1,284,011   1,930,124   2,247,556   1,541,180   1,831,631
                          ----------  ----------  ----------  ----------  ----------
    Total operating
     expenses...........   1,799,611   2,682,846   3,634,368   2,456,734   3,028,227
                          ----------  ----------  ----------  ----------  ----------
MARGIN FROM OPERATIONS..   1,047,297   1,146,987   1,408,670   1,180,535   1,431,300
                          ----------  ----------  ----------  ----------  ----------
OTHER INCOME (EXPENSE):
  Miscellaneous income..      66,707      78,258     110,340      82,256     126,008
  Interest expense......    (261,659)   (486,976)   (813,339)   (610,316)   (677,364)
                          ----------  ----------  ----------  ----------  ----------
    Total other income
     (expense)..........    (194,952)   (408,718)   (702,999)   (528,060)   (551,356)
                          ----------  ----------  ----------  ----------  ----------
NET INCOME..............     852,345     738,269     705,671     652,475     879,944
BEGINNING RETAINED
 EARNINGS...............     865,258   1,450,936   2,045,871   2,045,871   2,678,209
                          ----------  ----------  ----------  ----------  ----------
    Total...............   1,717,603   2,189,205   2,751,542   2,698,346   3,558,153
LESS DIVIDENDS PAID.....     266,667     143,334      73,333      73,333      27,778
                          ----------  ----------  ----------  ----------  ----------
ENDING RETAINED
 EARNINGS...............  $1,450,936  $2,045,871  $2,678,209  $2,625,013  $3,530,375
                          ==========  ==========  ==========  ==========  ==========

                       See notes to financial statements.

                            MERCER EQUIPMENT COMPANY

                            STATEMENTS OF CASH FLOWS

                                                                  NINE MONTHS ENDED
                               YEAR ENDED DECEMBER 31,              SEPTEMBER 30,
                         -------------------------------------  ----------------------
                            1994         1995         1996         1996        1997
                         -----------  -----------  -----------  ----------  ----------
                                                                     (UNAUDITED)
CASH FLOWS FROM
 OPERATING ACTIVITIES:
  Net income...........  $   852,345  $   738,269  $   705,671  $  652,475  $  879,944
  Adjustments to
   reconcile net income
   to net cash provided
   by operating
   activities:
    Depreciation and
     amortization......      845,938    1,117,783    1,610,918   1,207,471   1,410,561
    Cost of rental
     equipment sold,
     net...............      386,191      530,102      702,254     497,767   1,009,277
    Cost of other
     property sold,
     net...............                                 14,800
    Changes in assets
     and liabilities:
      Accounts
       receivable,
       net.............     (206,728)    (418,132)    (398,900)   (788,482)   (433,459)
      Inventory........     (307,833)    (900,532)    (325,339)   (353,624)    (12,808)
      Miscellaneous
       receivables.....       (1,563)      (5,437)      (4,065)      9,139      (2,057)
      Other assets.....                   (16,000)     (24,239)      8,000         --
      Accounts
       payable.........      511,659      651,668      558,903     191,904   1,056,994
      Accrued
       expenses........       50,841       29,098       24,329     (30,996)    (20,374)
                         -----------  -----------  -----------  ----------  ----------
        Net cash
         provided by
         operating
         activities....    2,130,850    1,726,819    2,864,332   1,393,654   3,888,078
                         -----------  -----------  -----------  ----------  ----------
CASH FLOWS (TO)
 INVESTING ACTIVITIES:
  Purchase of rental
   equipment...........   (1,961,168)  (2,466,039)  (2,001,083) (1,319,580) (1,873,646)
  Purchase of other
   property............      (93,189)    (131,695)    (171,319)   (128,347)    (81,250)
  Increase in other
   asset...............      (14,400)      (1,650)
                         -----------  -----------  -----------  ----------  ----------
        Net cash (to)
         investing
         activities....   (2,068,757)  (2,599,384)  (2,172,402) (1,447,927) (1,954,896)
                         -----------  -----------  -----------  ----------  ----------
CASH FLOWS FROM (TO)
 FINANCING ACTIVITIES:
  Repayments of notes
   receivable--
   officers............        1,864        2,264        3,019       3,019       1,885
  Repayments by
   stockholders........                                220,602     187,881
  Loans to
   stockholders........                  (247,729)
  Repayments under line
   of credit...........     (115,867)    (125,000)                             (40,000)
  Borrowings under line
   of credit...........                                            175,000         --
  Repayments of short-
   term equipment
   notes...............                  (130,301)    (618,854)   (488,708)   (189,528)
  Repayments of notes
   payable--
   individuals.........                                (52,500)    (31,500)
  Repayments of long-
   term debt...........     (591,016)  (1,051,070)  (1,950,688)   (971,523) (1,901,668)
  Repayments of capital
   leases..............                   (22,009)    (150,279)    (45,595)   (132,771)
  Net borrowings under
   note payable--bank..                   465,200       29,045         --          --
  Borrowings under
   revolving credit
   note................                 1,000,000    1,700,000   1,200,000     210,000
  Proceeds from bank
   loans...............      800,000    1,120,588
  Proceeds from notes
   payable
   individuals.........       53,000      305,000       23,000                  22,000
  Dividends paid.......     (266,667)   (143,334 )     (73,333)    (73,333)    (27,778)
                         -----------  -----------  -----------  ----------  ----------
        Net cash from
         (to) financing
         activities....     (118,686)   1,173,609     (869,988)    (44,759) (2,057,860)
                         -----------  -----------  -----------  ----------  ----------
NET INCREASE (DECREASE)
 IN CASH...............      (56,593)     301,044     (178,058)    (99,032)   (124,678)
BEGINNING CASH
 BALANCE...............      210,246      153,653      454,697     454,697     276,639
                         -----------  -----------  -----------  ----------  ----------
ENDING CASH BALANCE....  $   153,653  $   454,697  $   276,639  $  355,665  $  151,961
                         ===========  ===========  ===========  ==========  ==========

                       See notes to financial statements

                           MERCER EQUIPMENT COMPANY

                         NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 1994, 1995 AND 1996 (THE INFORMATION AS OF SEPTEMBER 30, 1997 AND
      FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1997 IS UNAUDITED)

1. ORGANIZATION AND BUSINESS

  Organization--MERCER Equipment Company (MERCER) is a North Carolina corporation. For income tax purposes, it has elected treatment under Subchapter S of the Internal Revenue Code of 1986.

  Business--MERCER sells, rents, and repairs construction equipment, primarily to contractors, industry, utilities, and municipalities. MERCER operates two branches in the Charlotte, North Carolina area and one branch in Greensboro, North Carolina.

2. ACCOUNTING PRINCIPLES

  Basis of Accounting--MERCER prepares its financial statements on the accrual basis of accounting.

  Interim Financial Statements--The accompanying balance sheet at September 30, 1997 and the statements of income and retained earnings and cash flows for the nine-month periods ended September 30, 1996 and 1997 are unaudited and have been prepared on the same basis as the audited financial statements included herein. In the opinion of management, such unaudited financial statements include all adjustments necessary to present fairly the information set forth therein, which consist solely of normal recurring adjustments. The results of operations for such interim periods are not necessarily indicative of results for the full year.

  Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

  Inventory--Inventory consists of new equipment and merchandise for resale and of parts for resale or repair of equipment.

  MERCER records inventory using the last-in, first-out (LIFO) cost assumptions. MERCER maintains separate LIFO pools for new equipment, merchandise, and parts; and uses government indices to determine the cost of LIFO layers.

  At December 31, 1995, 1996 and September 30, 1997, the difference between LIFO and first-in, first-out cost was $253,278, $310,346 and $371,717 respectively.

  Rental Equipment--MERCER records rental equipment at cost and depreciates that cost using the straight-line method over 60 months (50 months for rental equipment purchased after December 31, 1995). MERCER estimates the salvage value on rental equipment to be 28% (50% for rental equipment purchased after December 31, 1995). (See Note 15).

  Other Property--MERCER records other property at cost and depreciates that cost using the straight-line method over lives of 5 or 7 years.

  Notes Receivable--Officers--At December 31, 1996, the notes receivable from officers are due in monthly payments of $600, including principal and interest, for 15 years. At December 31, 1995, the notes receivable from officers were due in quarterly installments of $1,264, including principal and interest, for 14 years.

  Common Stock--MERCER has two classes of common stock: Class A common stock which has voting rights and Class B common stock which has no voting rights. The preferences, limitations, and relative rights of classes are the same except the nonvoting stock has no voting rights other than in those cases in which nonvoting stock is expressly granted voting rights under North Carolina law.

                           MERCER EQUIPMENT COMPANY

  At December 31, 1995, 1996 and September 30, 1997, the number of shares authorized and outstanding of each class of stock was as follows:

                                                          AUTHORIZED OUTSTANDING
                                                          ---------- -----------
   Class A, voting.......................................   25,000      16,667
   Class B, nonvoting....................................  175,000     150,000

  Rental Revenue--MERCER generally rents equipment under short-term agreements of one month or less and accounts for these agreements as operating leases.

  Lease Expense--MERCER leases its facilities and certain delivery vehicles under leases classified as operating leases. MERCER leases certain rental equipment and new equipment inventory under leases classified as capital leases.

  Income Taxes--MERCER has elected taxation under Subchapter S of the Internal Revenue Code of 1986 and its stockholders report the taxable income or loss of the company on their individual income tax returns. For income tax purposes, MERCER generally uses accelerated depreciation methods (without salvage value) and deducts bad debts as they are written off.

  Statement of Cash Flows--MERCER considers all instruments with a maturity of three months or less to be cash equivalents. MERCER paid interest expense and purchase various assets through incurrence of notes payable as follows:

                                                              NINE MONTHS
                              YEAR ENDED DECEMBER 31      ENDED SEPTEMBER 30
                            1994      1995       1996       1996       1997
                          -------- ---------- ---------- ---------- ----------
                                                              (UNAUDITED)
Interest paid............ $254,843 $  464,090 $  807,169 $  610,316 $  677,364
Debt incurred to
 purchase:
  Inventory..............             357,306     88,509
  Rental equipment.......  853,820  2,300,291  2,530,234  2,121,875  1,441,145
  Fixed assets...........             142,174    163,756    110,468

3. PURCHASE OF BUSINESS

  On September 29, 1995, MERCER acquired the branch retail operations of Builders Equipment & Tool Co., Inc. (BETCO) in a transaction accounted for as a purchase. The accompanying financial statements include the results of the Greensboro operation from that date. MERCER purchased substantially all of the resale and rental inventory and the fixed assets at the branch. The purchase price was $600,000 (see Note 9). There were no intangible assets purchased nor are there any contingent payments or commitments.

4. NOTE PAYABLE--BANK

  At December 31, 1995, MERCER had a note payable to a bank that was due May 31, 1996. The note provided for monthly payment of interest at the bank's prime rate plus 1/2%. The original amount of the note was $500,000.

  At December 31, 1996, MERCER had a note payable to a bank that is due May 31, 1997. The note provides for monthly payment of interest at the bank's prime rate plus 1/2%. The original amount of the note was $500,000.

  At September 30, 1997, MERCER had a note payable to a bank that is due October 15, 1997. The note provides for monthly payments of interest at the bank's prime rate plus 1/2%. The original amount of the note was $500,000.

5. SHORT-TERM EQUIPMENT NOTES

  MERCER has purchased rental equipment and inventory with short-term (less than 12 months) notes payable with a nominal interest charge. At December 31, 1996, rental equipment and inventory with a cost of

                           MERCER EQUIPMENT COMPANY

$434,972 and $135,522, respectively, is pledged as collateral. At September 30, 1997, rental equipment with a cost of $47,873 is pledged as collateral.

6. NOTES PAYABLE--INDIVIDUALS

  Notes payable--individuals provide for quarterly interest payments at the Wall Street prime rate plus one percent and allows MERCER to delay payment of principal for up to one year and a day after request. At December 31, 1995, 1996 and September 30, 1997, $181,500, $178,000 and $190,000, respectively, of this amount was due stockholders.

7. REVOLVING CREDIT NOTES

  MERCER has a $3,000,000 revolving credit note with a bank. At December 31, 1996 MERCER had termed the revolver's outstanding balance and will repay the principal over 36 months beginning in June 1997. The repayment provides for monthly payment of $45,000 principal plus interest at the bank's prime rate plus 1/4%. The annual amount of principal payment due are 1997--$315,000; 1998--$540,000; and 1999--$1,845,000. At December 31, 1995 and during 1996, only interest payments were due on the note (see Note 9 for collateral).

8. NOTES PAYABLE TO BANK

  MERCER's note payable to bank consisted of the following:

                                                DECEMBER 31,
                                            --------------------- SEPTEMBER 30,
                                               1995       1996        1997
                                            ---------- ---------- -------------
                                                                   (UNAUDITED)
  Bank note--8.25%, principal of $49,750
   plus interest paid monthly thru November
   1998; balance of $635,750 due December
   1998.................................... $2,377,000 $1,780,000  $1,332,250
  Bank note--interest at prime plus 1/2%,
   principal of $10,000 plus interest paid
   monthly thru August 1998; $250,000 due
   September 30, 1998......................    570,000    450,000     360,000
                                            ---------- ----------  ----------
  Total....................................  2,947,000  2,230,000   1,692,250
  Less current portion.....................    717,000    717,000     957,000
                                            ---------- ----------  ----------
  Noncurrent portion....................... $2,230,000 $1,513,000  $  735,250
                                            ========== ==========  ==========

  All accounts receivable and inventory and rental equipment, unless otherwise encumbered, are given as security for the notes payable to bank. The annual amounts of principal due as of December 31, 1996, for the next five years are as follows: 1997--$717,000 and 1998--$1,513,000.

  The loan agreement with the bank provides for maintenance of certain absolute and ratio amounts relating to working capital, net worth, cash flow coverage, and debt/equity and limits amounts that can be paid in dividends. At December 31, 1996, MERCER had obtained a waiver on the cash flow coverage ratio.

9. NOTES PAYABLE ON RENTAL EQUIPMENT

  MERCER finances purchases of rental equipment and inventory through various arrangements with vendors, their related finance entities, and other lenders. These notes provide for monthly payments of either a fixed principal plus interest or a level payment of principal and interest.

  These note have terms of 36 to 60 months and generally provide for accelerated repayment if the underlying equipment is sold. At December 31, 1995, 1996 and September 30, 1997, the weighted interest rates were 10.1%, 8.6% and 8.6%, respectively.

                           MERCER EQUIPMENT COMPANY

  At December 31, 1996, $480,801 of floor plan notes, which have not yet begun to require payments of principal or interest, are included in notes payable on rental equipment. The financial statements assume their conversion upon expiration of the floor plan period.

  At December 31, 1996, rental equipment and inventory of $4,637,033 and $88,509, respectively, were collateral for all of the above notes. At September 30, 1997 rental equipment of $5,629,278 was collateral for all of the above notes.

  The annual amounts of principal due as of December 31, 1996 for the next five years are as follows: 1997--$1,188,144; 1998--$968,559; 1999--$621,294;
2000--$432,223; and 2001--$143,162.

10. CAPITAL LEASES

  MERCER leases certain rental equipment and inventory under leases accounted for as capital leases. The following is an analysis of the leased property:

                                                   DECEMBER 31,
                                                 ----------------- SEPTEMBER 30,
                                                   1995     1996       1997
                                                 -------- -------- -------------
                                                                    (UNAUDITED)
   Inventory.................................... $221,783      --    $ 41,000
                                                 ======== ========   ========
   Rental equipment............................. $233,116 $408,081   $408,081
   Less accumulated amortization................   24,425   78,561    152,016
                                                 -------- --------   --------
     Net........................................ $208,691 $329,520   $256,065
                                                 ======== ========   ========

  The following is a schedule by years of future lease payments under capital leases together with the present value of the net minimum lease payments as of December 31, 1996:

   Year ended December 31, 1997....................................... $185,580
     1998.............................................................   59,517
     1999.............................................................   56,291
     2000.............................................................   26,717
                                                                       --------
   Net minimum lease payments.........................................  328,105
   Less amount representing interest..................................   41,477
                                                                       --------
   Present value of net minimus lease payments........................  286,628
   Less current portion...............................................  167,445
                                                                       --------
   Long-term portion.................................................. $119,183
                                                                       ========

11. NOTES PAYABLE ON FIXED ASSETS

  The notes payable on fixed assets provide for monthly payment of principal and interest at rates from 9.0% to 10.8%. At December 31, 1996 and September 30, 1997, related assets with a cost of $287,430 are collateral for the notes.

  The annual amounts of principal due for the next five years is as follows:
1997--$78,418; 1998--$67,163; 1999--$45,715; 2000--$19,826 and 2001--$5,840.

12. COMMITMENTS AND CONTINGENCIES

  As of December 31, 1996 and September 30, 1997, MERCER's cash balance had $100,000 of FDIC insurance and is at one bank.

                           MERCER EQUIPMENT COMPANY

  As of December 31, 1996, MERCER leased all of its facilities from a limited liability company (LLC) whose members own 72% of MERCER's outstanding stock. The leases provide for initial terms of five to seven years; two of the leases provide for annual cost of living increases and have renewal options of five years. MERCER is also responsible for the property taxes, insurance, and repairs (see Note 13). Minimum rentals due are as follows: 1997--$336,000; 1998--$336,000; 1999--$325,000; 2000--$204,000; and 2001-- $132,000. MERCER
has also guaranteed debt of $2,260,316 and $2,324,667 at December 31, 1996 and September 30, 1997, respectively, that the LLC has borrowed against the buildings.

  MERCER has a stock repurchase agreement with two stockholders, each owning 30,000 shares of the outstanding Class B common stock. Among other provisions, the stock repurchase agreement allows MERCER first refusal on a sale of such shares at no less than the book value per share of the stock. At December 31, 1996 and September 30, 1997, the minimum purchase price under this plan was $1,121,950 and $1,450,935, respectively.

  MERCER has a salary continuation agreement with the same two stockholders. MERCER has agreed to pay these stockholders' beneficiaries an amount equal to twice the prior year's wages. This amount is payable over 24 months, and at December 31, 1996 and September 30, 1997, the potential obligation under the salary continuation plan was $672,672.

13. RELATED PARTIES

  At December 31, 1995, 1996 and September 30, 1997, other assets includes rental deposits of $16,000, $42,889 and $42,889, respectively, with the LLC described in Note 12. For the years ended December 31, 1994, 1995 and 1996 and for the nine months ended September 30, 1996 and 1997, MERCER paid building rentals to the LLC of $96,000, $149,500, $278,000, $191,000 and $252,000,
respectively.

  For the years ended December 31, 1994, 1995 and 1996 and for the nine months ended September 30, 1996 and 1997, MERCER paid interest of $12,409, $17,808, $15,672, $11,754 and $12,000, respectively to stockholders on the notes payable--individuals.

  At December 31, 1995, the due from stockholders represented amounts paid to enable the stockholders to make estimated income tax payments. The amount in excess of the actual tax liability was repaid to MERCER.

14. PROFIT-SHARING PLAN

  MERCER has adopted a profit-sharing plan that covers substantially all employees and provides for discretionary employer and voluntary employee contributions. In 1994, 1995, and 1996, no profit-sharing contribution was made. In 1994, 1995, and 1996, MERCER made matching payments of $17,558, $21,969, and $14,777, respectively under Section 401(k) of the Internal Revenue Code of 1986. There were no matching contributions made in either the nine month period ended September 30, 1996 or 1997.

15. CHANGE IN ACCOUNTING ESTIMATE

  In 1996 MERCER changed the depreciable life and estimated salvage value of its rental equipment purchased after December 31, 1995 from 60 months to 50 months and from 28% to 50%. The effect of these changes in estimated life and salvage value was to decrease depreciation on rental equipment by $58,859.

                        REPORT OF INDEPENDENT AUDITORS

The Board of Directors
A&A Tool Rentals & Sales, Inc.:

  We have audited the accompanying consolidated balance sheets of A&A Tool Rentals & Sales, Inc. and subsidiary as of October 31, 1995 and 1996 and October 19, 1997 and the related consolidated statements of operations, stockholders' equity, and cash flows for the years ended October 31, 1995 and 1996, and the period from November 1, 1996 to October 19, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of A&A Tool Rentals & Sales, Inc. and subsidiary as of October 31, 1995 and 1996 and October 19, 1997 and the results of their operations and their cash flows for the years ended October 31, 1995 and 1996, and the period from November 1, 1996 to October 19, 1997, in conformity with generally accepted accounting principles.

                                          /s/ KPMG Peat Marwick LLP

Sacramento, California
November 20, 1997

                A & A TOOL RENTALS & SALES, INC. AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS

                                       OCTOBER 31,
                                  --------------------- OCTOBER 19,  JULY 31,
                                     1995       1996       1997        1997
                                  ---------- ---------- ----------- -----------
                                                                    (UNAUDITED)
             ASSETS
Cash............................  $  336,304 $  308,331 $  108,327  $  187,082
Trade accounts receivable, less
 allowance for doubtful accounts
 of $85,000 at October 31, 1995,
 $80,000 at October 31, 1996 and
 at October 19, 1997, and
 $94,608 at July 31, 1997
 (notes 2 and 3)................   1,360,476  1,416,142  1,415,775   1,324,684
Merchandise inventory...........     750,556    847,035    862,200     906,969
Rental equipment, primarily
 machinery, at cost, net of
 accumulated depreciation and
 amortization of $5,388,046 at
 October 31, 1995, $5,909,751 at
 October 31, 1996, $6,822,441 at
 October 19, 1997, and
 $6,727,264 at July 31, 1997
 (notes 2 and 3)................   2,136,948  3,190,093  2,780,854   3,133,863
Operating property and
 equipment, net of accumulated
 depreciation and amortization
 of $967,822 at October 31,
 1995, $912,230 at October 31,
 1996, $955,007 at October 19,
 1997, and $975,498 at July 31,
 1997 (notes 2 and 3)...........     356,336    384,759    281,593     306,415
Due from related party (note
 5).............................     229,485    228,737    332,613     316,364
Prepaid expenses and other
 assets.........................     183,681    234,976    303,553     152,251
                                  ---------- ---------- ----------  ----------
    Total assets................  $5,353,786 $6,610,073 $6,084,915  $6,327,628
                                  ========== ========== ==========  ==========
 LIABILITIES AND STOCKHOLDERS'
             EQUITY
Short-term debt (note 2)........  $1,679,244 $   90,400 $  449,670  $  484,700
Accounts payable................     705,460    766,465  1,040,494     703,583
Accrued liabilities.............     235,258    244,938    203,709     221,763
Income tax payable..............         --       6,019     12,262       2,992
Long-term debt and capital lease
 obligations (note 3)...........   1,723,384  4,351,394  3,463,807   3,868,069
                                  ---------- ---------- ----------  ----------
    Total liabilities...........   4,343,346  5,459,216  5,169,942   5,281,107
                                  ---------- ---------- ----------  ----------
Commitments (notes 6 and 9).....
Stockholders' equity:
  Common stock, Class A--voting
   par value $.10. Authorized
   2,000,000 shares; issued and
   outstanding 720,000 shares...      72,000     72,000     72,000      72,000
  Common stock, Class B--
   nonvoting. Authorized
   5,000,000 shares; issued and
   outstanding 335,586 shares at
   October 31, 1995, 277,172
   shares at October 31, 1996,
   272,491 shares at October 19,
   1997, and 275,242 shares at
   July 31, 1997................     457,813    395,201    378,714     393,058
Retained earnings...............     480,627    683,656    464,259     581,463
                                  ---------- ---------- ----------  ----------
    Total stockholders' equity..   1,010,440  1,150,857    914,973   1,046,521
                                  ---------- ---------- ----------  ----------
    Total liabilities and
     stockholders' equity.......  $5,353,786 $6,610,073 $6,084,915  $6,327,628
                                  ========== ========== ==========  ==========

          See accompanying notes to consolidated financial statements.

                A & A TOOL RENTALS & SALES, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                    PERIOD FROM
                                                    NOVEMBER 1,       NINE MONTHS
                          YEAR ENDED OCTOBER 31,      1996 TO       ENDED JULY 31,
                          ------------------------  OCTOBER 19,  ----------------------
                             1995         1996         1997         1996        1997
                          -----------  -----------  -----------  ----------  ----------
                                                                      (UNAUDITED)
Revenues:
  Equipment rentals.....  $ 4,800,767  $ 5,918,148  $6,022,196   $4,165,881  $4,501,537
  New equipment sales...    4,283,294    4,463,117   4,355,965    3,310,409   3,228,472
  Sales of parts,
   supplies and
   rental equipment.....      848,193    1,027,943     778,141      824,910     657,572
  Other.................      237,205      296,926     290,140      198,144     215,542
                          -----------  -----------  ----------   ----------  ----------
Total revenues..........   10,169,459   11,706,134  11,446,442    8,499,344   8,603,123
                          -----------  -----------  ----------   ----------  ----------
Costs of Revenues:
  Cost of equipment
   rentals, excluding
   equipment rental
   depreciation and
   amortization.........    2,049,172    2,542,965   2,583,884    1,976,183   2,097,280
  Depreciation and
   amortization,
   equipment rentals....    1,040,233    1,382,048   1,465,586      902,347   1,193,986
  Cost of new equipment
   sales................    4,054,467    4,304,301   4,148,874    3,234,457   3,016,957
  Cost of sales of
   parts, supplies, and
   equipment............      598,545      622,956     595,424      330,714     296,725
  Other.................       38,358       32,582      31,339       24,337      33,115
                          -----------  -----------  ----------   ----------  ----------
Total costs of
 revenues...............    7,780,775    8,884,852   8,825,107    6,468,038   6,638,063
                          -----------  -----------  ----------   ----------  ----------
Gross Profit............    2,388,684    2,821,282   2,621,335    2,031,306   1,965,060
  Selling, general and
   administration.......    2,063,730    2,215,936   2,178,383    1,614,263   1,696,104
  Non-rental
   depreciation and
   amortization.........      107,390      120,757     124,648       88,896      95,171
                          -----------  -----------  ----------   ----------  ----------
Operating income
 (loss).................      217,564      484,589     318,304      328,147     173,785
  Other income
   (expense)............       50,090      116,539      80,080       61,119     105,777
                          -----------  -----------  ----------   ----------  ----------
Income before interest
 and taxes..............      267,654      601,128     398,384      389,266     279,562
                          -----------  -----------  ----------   ----------  ----------
  Interest income.......       56,053       54,993      39,967       51,898      34,590
  Interest expense......     (324,957)    (401,204)   (642,478)    (264,613)   (410,345)
                          -----------  -----------  ----------   ----------  ----------
    Net interest
     expense............     (268,904)    (346,211)   (602,511)    (212,715)   (375,755)
                          -----------  -----------  ----------   ----------  ----------
Income (loss) before
 income taxes...........       (1,250)     254,917    (204,127)     176,551     (96,193)
  Income tax expense
   (note 4).............       (1,600)      (7,619)    (15,270)      (1,600)     (6,000)
                          -----------  -----------  ----------   ----------  ----------
Income (loss) from
 continuing operations..       (2,850)     247,298    (219,397)     174,951    (102,193)
  Loss from operation of
   discontinued
   subsidiary (note 1)..      (55,929)         --          --           --          --
  Loss from disposal of
   discontinued
   subsidiary (note 1)..          --       (44,269)        --       (16,318)        --
                          -----------  -----------  ----------   ----------  ----------
Net income (loss).......  $   (58,779) $   203,029  $ (219,397)  $  158,633  $ (102,193)
                          ===========  ===========  ==========   ==========  ==========

          See accompanying notes to consolidated financial statements.

                A & A TOOL RENTALS & SALES, INC. AND SUBSIDIARY

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                             COMMON           COMMON
                              STOCK           STOCK
                             CLASS A         CLASS B
                         --------------- -----------------  RETAINED
                         SHARES  AMOUNT  SHARES    AMOUNT   EARNINGS    TOTAL
                         ------- ------- -------  --------  --------  ----------
Balances at October 31,
 1994................... 720,000 $72,000 363,433  $487,609  $539,406  $1,099,015
Purchase Class B common
 stock from ESOP........     --      --  (27,847)  (29,796)      --      (29,796)
Net loss................     --      --      --        --    (58,779)    (58,779)
                         ------- ------- -------  --------  --------  ----------
Balances at October 31,
 1995................... 720,000  72,000 335,586   457,813   480,627   1,010,440
Purchase Class B common
 stock from ESOP........     --      --  (58,414)  (62,612)      --      (62,612)
Net income..............     --      --      --        --    203,029     203,029
                         ------- ------- -------  --------  --------  ----------
Balances at October 31,
 1996................... 720,000  72,000 277,172   395,201   683,656   1,150,857
Purchase Class B common
 stock from ESOP........     --      --   (4,681)  (16,487)      --      (16,487)
Net loss................     --      --      --        --   (219,397)   (219,397)
                         ------- ------- -------  --------  --------  ----------
Balances at October 19,
 1997................... 720,000 $72,000 272,491  $378,714  $464,259  $  914,973
                         ======= ======= =======  ========  ========  ==========


          See accompanying notes to consolidated financial statements.

                A & A TOOL RENTALS & SALES, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                      PERIOD FROM
                          YEAR ENDED OCTOBER 31,    NOVEMBER 1, 1996 NINE MONTHS ENDED JULY 31,
                          ------------------------   TO OCTOBER 19,  ----------------------------
                             1995         1996            1997          1996         1997
                          -----------  -----------  ---------------- -----------  ----------
                                                                          (UNAUDITED)
CASH FLOWS FROM
 OPERATING ACTIVITIES:
 Net income (loss)......  $   (58,779) $   203,029     $ (219,397)   $   158,633  $ (102,193)
 Adjustments to
  reconcile net income
  (loss) to net cash
  provided by operating
  activities:
 Depreciation and
  amortization..........    1,147,623    1,502,805      1,590,234        991,243   1,289,157
 Provision for bad
  debts.................       71,600       96,216         73,894         52,515      59,985
 Provision for write-
  down of inventory.....       31,709          --          35,403            --       35,403
 Gain on sale of
  equipment.............     (213,049)    (364,504)      (220,017)      (196,325)   (167,944)
 Changes in operating
  assets:
  (Increase) decrease
   in trade accounts
   receivable...........     (282,115)    (151,882)       (73,527)      (190,069)     31,473
  (Increase) decrease
   in related party
   receivables..........      (54,741)         748       (103,876)       (30,385)    (87,627)
  (Increase) decrease
   in merchandise
   inventory............       38,955      (96,479)       (50,568)      (348,187)    (95,337)
  (Increase) decrease
   in prepaid expenses
   and other assets.....      (29,102)      10,934       (174,821)       (42,445)    (50,309)
  Increase (decrease)
   in accounts payable,
   trade................       18,196       61,005        274,029        114,982     (62,882)
  Increase (decrease)
   in accrued
   liabilities..........       52,801        9,680        (41,229)       (39,228)    (23,175)
  Decrease in deferred
   revenue..............       (4,440)         --             --             --          --
  Increase (decrease)
   in income tax
   payable..............          --         6,019          6,243            --       (3,027)
                          -----------  -----------     ----------    -----------  ----------
   Net cash provided by
    operating
    activities..........      718,658    1,277,571      1,096,368        470,734     823,524
                          -----------  -----------     ----------    -----------  ----------
CASH FLOWS FROM
 INVESTING ACTIVITIES:
 Proceeds from the sale
  of rental equipment
  and operating property
  and equipment.........      277,390      469,489        348,374        245,232     213,013
 Purchases of rental
  equipment and
  operating property
  and equipment.........   (1,620,011)  (2,689,358)    (1,206,186)    (2,042,083) (1,199,652)
 Proceeds from sale of
  marketable
  securities............        4,954        2,514            --           2,514         --
                          -----------  -----------     ----------    -----------  ----------
   Net cash used in
    investing
    activities..........   (1,337,667)  (2,217,355)      (857,812)    (1,794,337)   (986,639)
                          -----------  -----------     ----------    -----------  ----------
CASH FLOWS FROM
 FINANCING ACTIVITIES:
 Borrowings on long-term
  debt..................      788,967    3,062,482        855,435      3,224,342     828,345
 Payments on long-term
  debt..................     (574,595)  (1,121,435)    (1,743,022)      (572,655) (1,311,670)
 Net borrowings
  (payments) on short-
  term debt.............      513,771     (901,881)       359,270     (1,553,999)    394,300
 Premiums paid for
  officers' life
  insurance.............      (60,042)     (64,743)       (93,756)       (50,799)    (66,966)
 Drawings on cash
  surrender value of
  officers' life
  insurance.............          --           --         200,000            --      200,000
 Purchase of Class B
  common stock..........      (29,796)     (62,612)       (16,487)       (59,590)     (2,143)
                          -----------  -----------     ----------    -----------  ----------
   Net cash provided by
    (used in) financing
    activities..........      638,305      911,811       (438,560)       987,299      41,866
                          -----------  -----------     ----------    -----------  ----------
   Net increase
    (decrease) in cash..       19,296      (27,973)      (200,004)      (336,304)   (121,249)
Cash at beginning of
 period.................      317,008      336,304        308,331        336,304     308,331
                          -----------  -----------     ----------    -----------  ----------
Cash at end of period...  $   336,304  $   308,331     $  108,327    $       --   $  187,082
                          ===========  ===========     ==========    ===========  ==========
SUPPLEMENTAL SCHEDULE OF
 CASH FLOW INFORMATION:
 Cash paid during the
  period for:
 Interest...............  $   324,957  $   401,204     $  516,307    $   264,613  $  410,345
                          ===========  ===========     ==========    ===========  ==========
 Income taxes...........  $     1,600  $     1,600     $    4,606    $     1,600  $   10,627
                          ===========  ===========     ==========    ===========  ==========
NONCASH INVESTING AND
 FINANCING ACTIVITIES:
 Sale of property and
  equipment for
  promissory note.......  $    10,000  $       --      $      --     $       --   $      --
                          ===========  ===========     ==========    ===========  ==========
 Conversion of short-
  term debt to long-term
  debt..................  $       --   $   686,963     $      --     $       --   $      --
                          ===========  ===========     ==========    ===========  ==========

          See accompanying notes to consolidated financial statements.

                A & A TOOL RENTALS & SALES, INC. AND SUBSIDIARY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31, 1995 AND 1996 AND PERIOD FROM NOVEMBER 1, 1996 TO OCTOBER 19, 1997
  (THE INFORMATION AS OF JULY 31, 1997 AND FOR THE NINE MONTHS ENDED JULY 31,
                          1997 AND 1996 IS UNAUDITED)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 (a) Organization and Principles of Consolidation

  The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary Operations Management Systems, Inc. (OMS). The Company rents and sells construction and industrial supplies and power equipment in Northern California. OMS marketed and sold computer hardware and software to construction related businesses. All significant intercompany accounts and transactions were eliminated in consolidation. The nature of the Company's business is such that short-term obligations are typically met by cash flow generated from long-term assets. Consequently, consistent with industry practice, the accompanying consolidated balance sheets are presented on an unclassified basis.

  As of October 31, 1995, the Company decided to discontinue the operations of its subsidiary, OMS. Certain assets of OMS were sold as of October 31, 1995. The Company disposed of the remaining assets and liabilities of OMS, which included cash, accounts receivable, inventory, property and equipment, accounts payable and accrued liabilities, during fiscal year 1996. The Company recognized a loss on disposal of the remaining assets. The loss from the disposal of OMS assets was $44,269 for the year ended October 31, 1996 and $16,318 for the nine months ended July 31, 1996. The loss from the operations of OMS was $55,929 for the year ending October 31, 1995.

 (b) Interim Financial Statements

  The accompanying consolidated balance sheet at July 31, 1997 and the consolidated statements of operations, stockholders' equity and cash flows for the nine month periods ended July 31, 1996 and 1997 are unaudited and have been prepared on the same basis as the audited consolidated financial statements included herein. In the opinion of management, such unaudited consolidated financial statements include all adjustments necessary to present fairly the information set forth therein, which consist solely of normal recurring adjustments. The results of operations for such interim periods are not necessarily indicative of results for the full year.

 (c) Merchandise Inventory

  Merchandise inventory is stated at the lower of cost or market. Cost is determined using the weighted-average method.

 (d) Revenue Recognition

  Revenue related to the sale of construction and industrial supplies and power equipment is recognized at the point of sale. Revenue related to the rental of construction and industrial power equipment is recognized at the time of return for rentals of twenty-eight days or less, and ratably over the contract term for rentals in excess of twenty-eight days.

 (e) Property and Equipment

  Property and equipment are stated at cost and consist of rental equipment and operating property and equipment. Property and equipment under capital leases are stated at the present value of minimum lease payments.

  Depreciation on property and equipment is calculated using an accelerated method.

                A & A TOOL RENTALS & SALES, INC. AND SUBSIDIARY

  Depreciation for property and equipment is taken over the asset's useful life of 5 years, except for leasehold improvements which are amortized over 10 to 20 years.

 (f) Other Assets

  Other assets consist primarily of the cash surrender value of officers' life insurance net of loans against the cash surrender value of the policies and unbilled rental revenue. The loans outstanding were $410,000 at October 31, 1995 and 1996, and $610,000 at October 19, 1997 and July 31, 1997. The Company is named beneficiary under the life insurance policy. Unbilled rental revenue represents the revenue recognized on contracts over twenty-eight days, but not billed. At October 19, 1997 unbilled rental revenue was $180,178.

 (g) Income Taxes

  The Company accounts for income taxes using the asset and liability method under which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under the asset and liability method, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

 (h) Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 (i) Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

  The Company adopted the provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, on November 1, 1996. This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Adoption of this statement did not have a material impact on the Company's financial position, results of operations, or liquidity.

 (j) Reclassifications

  Certain amounts in the 1995 and 1996 consolidated financial statements have been reclassified to conform to the 1997 consolidated financial statement presentation.

                A & A TOOL RENTALS & SALES, INC. AND SUBSIDIARY

(2) SHORT-TERM DEBT

  As of October 31, 1995 and 1996, the Company had borrowed $255,525 and $90,400, respectively, on a credit facility that allows the Company to borrow up to $500,000 at the bank's prime rate (9.25% and 8.25% at October 31, 1995 and 1996, respectively) plus 2%. Borrowings under this facility are collateralized by trade accounts receivable. As of October 31, 1995, the Company had also borrowed $1,303,719 on three additional credit facilities that allowed borrowing up to $1,800,000 bearing interest at the bank's prime rate (9.25% at October 31, 1995) plus 2%. Borrowings under these facilities were collateralized by equipment. In addition, as of October 31, 1995, the Company had borrowed $120,000 on an additional credit facility that allowed borrowings of up to $200,000 bearing interest at the bank's prime rate (9.25% at October 31, 1995) plus 2%. Borrowings under this facility were unsecured.

  In 1997, the Company had borrowed on a credit facility that allows the Company to borrow up to $500,000 at the bank's prime rate (8.5% at October 19, 1997 and July 31, 1997) plus 2%. At October 19, 1997 and July 31, 1997, the amounts outstanding were $449,670 and $484,700, respectively.

(3) LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS

  Long-term debt and capital lease obligations consist of the following:

                                       OCTOBER 31,
                                  --------------------- OCTOBER 19,  JULY 31,
                                     1995       1996       1997        1997
                                  ---------- ---------- ----------- -----------
                                                                    (UNAUDITED)
   CURRENT PAYOR AND TERMS
   Union Safe Deposit Bank--
    Various notes with combined
    monthly payments of $54,592
    including interest at prime
    plus 2%, due from 1996
    through 1999. Collateralized
    by equipment and accounts
    receivable..................  $   62,547 $1,382,482  $851,741    $989,334
   American Equipment Leasing--
    Various leases with combined
    monthly payments of $24,149
    including interest ranging
    from 11.5% to 12%, due from
    1997 through 1998.
    Collateralized by
    equipment...................     351,766    510,567   377,619     381,122
   Atlas Copco, Inc.--Various
    notes with a combined
    monthly payment of $22,212
    including interest ranging
    from 8.5% to 12.36%, due
    from 1996 through 1998.
    Collateralized by
    equipment...................     190,310    352,446   257,875     323,727
   Clark Equipment Credit Co.--
    Various notes with a
    combined monthly payment of
    $3,546 including interest
    ranging from 8.7% to 12.39%,
    due from 1996 through 1999.
    Collateralized by
    equipment...................     236,363    105,889    39,083      45,433
   Ingersoll-Rand--One note with
    a monthly payment of $3,254
    including interest at 9.75%,
    due in 1999. Collateralized
    by equipment................         --      91,121    52,069      61,832
   Prospect Leasing--Two leases
    with a combined monthly
    payment of $1,798 including
    interest at 10%, due in
    1998. Collateralized by
    equipment...................         --      36,364    18,712      24,106

                A & A TOOL RENTALS & SALES, INC. AND SUBSIDIARY

                                        OCTOBER 31,
                                   --------------------- OCTOBER 19,  JULY 31,
                                      1995       1996       1997        1997
                                   ---------- ---------- ----------- -----------
                                                                     (UNAUDITED)
   CURRENT PAYOR AND TERMS--
    (CONTINUED)
   Miller Electric Finance--Two
    notes with a combined monthly
    payment of $3,964 including
    interest ranging from 10.25%
    to 11.3%, due in 1999.
    Collateralized by equipment..         --      72,746     89,813     101,704
   The Associates--Various notes
    and leases with a combined
    monthly payment of $35,365
    including interest ranging
    from 9% to 13.5%, due from
    1996 through 2000.
    Collateralized by equipment..     609,507    924,064  1,002,327   1,175,627
   JI Case Credit Corporation--
    Three notes with combined
    monthly payments of $14,428
    including interest ranging
    from 6.9% to 8.2%, due from
    1997 through 2000.
    Collateralized by equipment..     268,365    515,184    349,235     346,540
   Orix Credit--One note with a
    monthly payment of $1,835
    including interest at 9.5%,
    due in 1996. Collateralized
    by equipment.................      14,681        --         --          --
   John Deere--One note with a
    monthly payment of $885
    including interest at 8.75%,
    due in 1998. Collateralized
    by equipment.................      24,779     14,159      3,540       6,195
   Caterpillar Financial
    Services--Various notes with
    a combined monthly payment of
    $12,279 including interest
    ranging from 9.4% to 11.3%,
    due from 1998 through 2001.
    Collateralized by equipment..      65,842    546,420    458,438     493,833
   Colonial Pacific Leasing--One
    note with a monthly payment
    of $1,323 including interest
    at 10%, due in 1997.
    Collateralized by equipment..      21,171      5,293        --          --
   Newcourt Financial--Two notes
    with a combined monthly
    payment of $4,207 including
    interest ranging from 10% to
    11%, due in 1998 and 2001.
    Collateralized by equipment..      50,638    196,194    148,508     158,329
   Other.........................      30,730     80,773     62,181     105,030
                                   ---------- ---------- ----------  ----------
   Total long-term debt..........   1,926,699  4,833,702  3,711,141   4,212,812
   Less amounts representing
    interest.....................     203,315    482,308    247,334     344,743
                                   ---------- ---------- ----------  ----------
   Long-term debt, net of
    interest.....................  $1,723,384 $4,351,394 $3,463,807  $3,868,069
                                   ========== ========== ==========  ==========

  Subsequent to October 19, 1997, all amounts outstanding under the long-term debt agreements and capital lease agreements were paid except for $18,546 which is scheduled for payment in fiscal year 1998.

                A & A TOOL RENTALS & SALES, INC. AND SUBSIDIARY

(4) INCOME TAXES

  Income tax expense consists of the following:

                                                     PERIOD FROM
                                        YEAR ENDED   NOVEMBER 1,   NINE MONTHS
                                        OCTOBER 31,    1996 TO   ENDED JULY 31,
                                       ------------- OCTOBER 19, ---------------
                                        1995   1996     1997      1996    1997
                                       ------ ------ ----------- ------- -------
                                                                   (UNAUDITED)
   Current............................ $1,600 $7,619   $15,270   $ 1,600 $ 6,000
   Deferred...........................    --     --        --        --      --
                                       ------ ------   -------   ------- -------
                                       $1,600 $7,619   $15,270   $ 1,600 $ 6,000
                                       ====== ======   =======   ======= =======

  Deferred tax assets and deferred tax liabilities are comprised of the following:

                                      OCTOBER 31,
                                  --------------------  OCTOBER 19,  JULY 31,
                                    1995       1996        1997        1997
                                  ---------  ---------  ----------- -----------
                                                                    (UNAUDITED)
   Current deferred tax assets:
     Allowance for bad debts....  $  36,800  $  34,600   $  34,600   $  41,000
     Inventory reserve..........     13,800        --        6,600         --
   Noncurrent deferred tax as-
    sets:
     Depreciation and
      amortization expense......     12,700     12,000      14,000      11,300
     Net operating loss.........    285,400    188,300     236,800     198,800
     Alternative minimum taxes..     12,300     25,500      39,000      29,900
                                  ---------  ---------   ---------   ---------
     Total deferred tax assets..    361,000    260,400     331,000     281,000
     Less: Valuation allowance..   (361,000)  (260,400)   (331,000)   (281,000)
                                  ---------  ---------   ---------   ---------
     Total deferred tax assets..        --         --          --          --
     Total deferred tax
      liabilities...............        --         --          --          --
                                  ---------  ---------   ---------   ---------
       Net deferred tax
        asset/liability.........  $     --   $     --    $     --    $     --
                                  =========  =========   =========   =========

  The effective rate for income tax expense differs from the statutory tax rate of 34% when applied to income (loss) from continuing operations before income taxes as a result of the following:

                                         OCTOBER 31,
                                         ------------  OCTOBER 19,  JULY 31,
                                         1995   1996      1997        1997
                                         -----  -----  ----------- -----------
                                                                   (UNAUDITED)
   Expected U.S. Federal income tax.....  (34%)   34%      (34%)      (34%)
   State franchise tax, net.............  128%     1%      --           2%
   Net operating loss carryforward......   --    (34%)     --          --
   Effect of valuation allowance........   34%    --        34%        34%
   Alternative minimum tax..............   --      2%        7%         4%
                                         -----  -----      ---        ----
       Total............................  128%     3%        7%         6%
                                         =====  =====      ===        ====

                A & A TOOL RENTALS & SALES, INC. AND SUBSIDIARY

  The net change in the total valuation allowance for the year ended October 31, 1995 and 1996 and the period from November 1, 1996 to October 19, 1997 was an increase of $8,000, a decrease of $100,600 and an increase of $70,600, respectively.

(5) RELATED PARTY TRANSACTIONS

 Building

  The Company leased its Stockton, California premises from officers and stockholders of the Company. The Company executed a new five year lease on June 1, 1993 with monthly rent of $21,500. On October 20, 1997, this lease was amended for an additional five years with monthly rent of $17,000. In addition, the Company as lessee is to pay all taxes and insurance relating to the property. At October 19, 1997, the remaining commitment under this lease, as amended, is $1,020,000 plus property taxes and insurance.

 Due From Related Party

  Due from related party comprise the following:

                                         OCTOBER 31,
                                      ----------------- OCTOBER 19,  JULY 31,
   DUE FROM                             1995     1996      1997        1997
   --------                           -------- -------- ----------- -----------
                                                                    (UNAUDITED)
   President and shareholder......... $206,296 $228,737  $317,613    $316,364
   Vice president and shareholder....   23,189      --     15,000         --
                                      -------- --------  --------    --------
                                      $229,485 $228,737  $332,613    $316,364
                                      ======== ========  ========    ========

  The amounts due from related parties were paid subsequent to October 19, 1997.

(6) OPERATING LEASES

  The Company leases vehicles from various unrelated companies through 1999. The vehicle leases, as well as the lease for the Company's business premises, are classified as operating leases. At October 19, 1997, future minimum lease payments under the operating leases including amounts amended as discussed in note (5) are:

   YEAR ENDING OCTOBER 31
   ----------------------
     1998............................................................ $  442,636
     1999............................................................    305,036
     2000............................................................    204,000
     2001............................................................    204,000
     2002............................................................    204,000
                                                                      ----------
                                                                      $1,359,672
                                                                      ==========

  Operating lease expense aggregated $520,210, $533,619 and $501,473 in 1995, 1996 and for the period from November 1, 1996 to October 19, 1997, respectively, and $167,032 and $359,378 for the nine months ended July 31, 1996 and 1997, respectively.

(7) EMPLOYEE STOCK OWNERSHIP PLAN

  Effective October 31, 1972, the Company established an Employee Stock Ownership Plan (ESOP) for the benefit of its eligible employees. The ESOP is designed to invest primarily in the stock of the Company. Contributions to the ESOP are determined annually by the Board of Directors, however, in no case may the

                A & A TOOL RENTALS & SALES, INC. AND SUBSIDIARY contribution exceed the lesser of (a) fifteen percent (15%) of the compensation of eligible employees, or (b) $30,000 for each participant. No contributions were made in the years ended October 31, 1995 and 1996 or the period from November 1, 1996 to October 19, 1997.

  The ESOP measures compensation for Plan purposes as the Company's contribution to the Plan. No compensation cost was recognized by the Plan for the years ended October 31, 1995 and 1996, or the period from November 1, 1996 to October 19, 1997.

  The ESOP held 335,586, 277,172, 272,491 and 275,242 allocated shares at October 31, 1995 and 1996, October 19, 1997, and July 31, 1997, respectively. No committed-to-be-released or suspense shares were held by the ESOP at October 31, 1995 and 1996, October 19, 1997, or at July 31, 1997.

  Following termination of employment, participants receive a distribution of their vested ESOP account balance in the form of cash or Company shares in accordance with the provisions of the ESOP. If shares are distributed to the participant, the participant has the right to sell the shares back to the Company, for a limited period of time, at the fair market value of the shares.

(8) PROFIT SHARING PLAN

  In August 1995, the Company established a Profit Sharing/401(k) Savings Plan
(Plan) under Section 401 and 501 of the Internal Revenue Code. Substantially all employees are eligible for the Plan. Yearly employer contributions to the Plan are discretionary. Employees may also elect to contribute to the Plan. For the years ended October 31, 1995 and 1996, and the period from November 1, 1996 to October 19, 1997, the Company contributed $8,245, $27,422, and $27,064, respectively to the Plan and $19,780 and $19,779 for the nine months ended July 31, 1996 and 1997.

(9) COMMITMENTS

  Litigation, contingent liabilities, and claims, all arising in the ordinary course of business, are not expected to involve any amounts that could be material to the Company's financial position or results of operations.

(10) SUBSEQUENT EVENT

  On October 17, 1997, the Company entered into a stock purchase agreement with United Rentals, Inc. (United). The transaction closed on October 20, 1997 and under the terms of the stock purchase agreement, United purchased all of the issued and outstanding common stock of the Company.

                        REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
J & J Rental Services, Inc.

  We have audited the balance sheets of the predecessor companies to J & J Rental Services, Inc. (see Note 1) as of December 31, 1995 and 1996 and the related statements of income, stockholders' equity and partners' capital and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the predecessor companies to J & J Rental Services, Inc. at December 31, 1995 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

                                                  /s/ Ernst & Young llp

MetroPark, New Jersey
October 29, 1997

                          J & J RENTAL SERVICES, INC.

                                 BALANCE SHEETS
                                    (NOTE 1)

                                           PREDECESSORS           COMPANY
                                       --------------------- -----------------
                                           DECEMBER 31,
                                       --------------------- SEPTEMBER 30,
                                          1995       1996        1997
                                       ---------- ---------- -------------
                                                              (UNAUDITED)
                ASSETS
Cash.................................. $  561,443 $  666,153  $ 1,757,218
Accounts receivable, net of allowance
 for doubtful accounts of $433,444,
 $428,270, and $69,573 for 1995, 1996
 and 1997, respectively...............  1,486,515  1,502,119    1,975,944
Trade notes receivable, net of
 allowance for doubtful accounts of
 $145,844 and $93,337 for 1995 and
 1996, respectively...................     24,493     37,081
Rental equipment, net.................  6,284,122  6,669,365   10,504,415
Property and equipment, net...........    463,603    467,460      492,603
Investments in marketable equity
 securities...........................     52,750     81,175
Due from Predecessor Stockholder......    120,000    120,000
Prepaid expenses and other assets.....     41,303    126,221        1,375
Organization costs, net...............                             36,979
Covenant not to compete, net..........                             47,500
                                       ---------- ----------  -----------
      Total assets.................... $9,034,229 $9,669,574  $14,816,034
                                       ========== ==========  ===========
 LIABILITIES AND STOCKHOLDERS' EQUITY
         AND PARTNERS' CAPITAL
Liabilities:
  Accounts payable.................... $  669,304 $  628,252  $   588,548
  Accrued expenses....................    334,965    336,884      185,617
  Income tax payable..................      7,613     24,814
  Deferred tax liability..............    418,000    430,000
  Debt................................  5,424,992  5,766,651   14,180,795
  Due to Predecessor Stockholder......    410,222    336,498
                                       ---------- ----------  -----------
      Total liabilities...............  7,265,096  7,523,099   14,954,960
Commitments and contingencies
Stockholders' equity and partners'
 capital:
  Stockholder's equity--J & J
   Equipment, Inc.
    Common stock, $1.00 par value,
     50,000 shares authorized, issued
     and outstanding..................     50,000     50,000
    Unrealized gain on marketable
     equity securities................      2,750      1,165
    Retained earnings.................    871,858    981,955
                                       ---------- ----------
                                          924,608  1,033,120
  Stockholders' equity--J & J Rental
   Services, Inc.
    Common stock, no par value,
     1,000,000 shares authorized,
     77,500 shares issued and
     outstanding......................                              1,000
    Accumulated deficit...............                           (139,926)
                                                              -----------
                                                                 (138,926)
  Partners' capital--Tri-Star Rentals,
   Ltd................................    844,525  1,113,355
                                       ---------- ----------
    Total stockholders' equity and
     partners' capital................  1,769,133  2,146,475
                                       ---------- ----------  -----------
    Total liabilities and
     stockholders' equity and
     partners' capital................ $9,034,229 $9,669,574  $14,816,034
                                       ========== ==========  ===========

                            See accompanying notes.

                          J & J RENTAL SERVICES, INC.

                              STATEMENTS OF INCOME
                                    (NOTE 1)

                                                                            PREDECESSORS                              COMPANY
                                                       ----------------------------------------------------------  -------------
                                                                                             SIX MONTHS ENDED      THREE MONTHS
                                                           YEAR ENDED DECEMBER 31,               JUNE 30,              ENDED
                                                       ----------------------------------  ----------------------  SEPTEMBER 30,
                                                          1994        1995        1996        1996        1997         1997
                                                       ----------  ----------  ----------  ----------  ----------  -------------
                                                                                                (UNAUDITED)         (UNAUDITED)
Revenues:
  Equipment rentals................................... $6,419,892  $7,573,784  $7,769,716  $4,053,397  $3,823,790   $2,174,283
  Sales of equipment and parts........................  1,797,142   1,810,400   1,243,297     624,375     573,450       62,948
                                                       ----------  ----------  ----------  ----------  ----------   ----------
    Total revenues....................................  8,217,034   9,384,184   9,013,013   4,677,772   4,397,240    2,237,231
Cost of revenues:
  Cost of revenues, excluding equipment rental
   depreciation.......................................  3,173,760   3,906,336   3,544,040   1,860,016   1,629,299      935,526
  Depreciation, equipment rentals.....................  1,708,936   2,048,619   2,389,929   1,101,571   1,171,685      392,002
  Cost of revenues of equipment and parts.............    835,327     898,190     452,522     307,328     326,847       51,698
                                                       ----------  ----------  ----------  ----------  ----------   ----------
    Total cost of revenues............................  5,718,023   6,853,145   6,386,491   3,268,915   3,127,831    1,379,226
                                                       ----------  ----------  ----------  ----------  ----------   ----------
Gross profit..........................................  2,499,011   2,531,039   2,626,522   1,408,857   1,269,409      858,005
Selling, general and administrative expenses..........  1,561,951   1,840,973   1,521,562     749,625     713,488      427,268
Non-rental depreciation...............................    101,606     125,004     123,971      83,848      78,643       31,560
                                                       ----------  ----------  ----------  ----------  ----------   ----------
    Operating income..................................    835,454     565,062     980,989     575,384     477,278      399,177
Interest expense......................................    262,253     411,731     478,341     251,708     180,769      241,409
Other (income), net...................................     (3,375)    (45,103)    (27,523)    (29,609)    (11,418)     (26,306)
                                                       ----------  ----------  ----------  ----------  ----------   ----------
    Income before provision for income taxes..........    576,576     198,434     530,171     353,285     307,927      184,074
Provision for income taxes............................    112,601      35,678      49,685      56,000      98,000          --
                                                       ----------  ----------  ----------  ----------  ----------   ----------
    Net income........................................ $  463,975  $  162,756  $  480,486  $  297,285  $  209,927   $  184,074
--------------------------------------------------
                                                       ==========  ==========  ==========  ==========  ==========   ==========

                            See accompanying notes.

                          J & J RENTAL SERVICES, INC.

            STATEMENTS OF STOCKHOLDERS' EQUITY AND PARTNERS' CAPITAL
                                    (NOTE 1)

                                            UNREALIZED
                                          (LOSS) GAIN ON
                            COMMON STOCK    MARKETABLE    RETAINED   PARTNERS'
                           SHARES AMOUNT    SECURITIES    EARNINGS    CAPITAL
                           ------ ------- -------------- ----------  ---------
Predecessors:
  Balance at January 1,
   1994................... 50,000 $50,000                  $606,799   $827,938
  Net income..............                                  189,297    274,678
  Distributions paid to
   partners...............                                            (175,344)
  Unrealized loss on
   marketable securities..                   $(6,500)
                           ------ -------    -------     ----------  ---------
  Balance at December 31,
   1994................... 50,000  50,000     (6,500)       796,096    927,272
  Net income..............                                   75,762     86,994
  Distributions paid to
   partners...............                                            (169,741)
  Unrealized gain on
   marketable securities..                     9,250
                           ------ -------    -------     ----------  ---------
  Balance at December 31,
   1995................... 50,000  50,000      2,750        871,858    844,525
  Net income..............                                  110,097    370,389
  Distributions paid to
   partners...............                                            (101,559)
  Unrealized loss on
   marketable securities..                    (1,585)
                           ------ -------    -------     ----------  ---------
  Balance at December 31,
   1996................... 50,000  50,000      1,165        981,955  1,113,355
  Net income (loss) from
   January 1, 1997 to June
   30, 1997 (unaudited)...                                  311,262   (101,335)
  Distributions paid to
   partners (unaudited)...                                             (50,500)
                           ------ -------    -------     ----------  ---------
  Balance at June 30, 1997
   (unaudited)............ 50,000 $50,000    $ 1,165     $1,293,217  $ 961,520
                           ====== =======    =======     ==========  =========
Company:
  Issuance of common stock
   (unaudited)............ 77,500 $ 1,000
  Net income from July 1,
   1997 to September 30,
   1997 (unaudited).......                               $  184,074
  Basis adjustment
   (unaudited)............                                 (324,000)
                           ------ -------    -------     ----------  ---------
  Balance at September 30,
   1997 (unaudited)....... 77,500 $ 1,000                $ (139,926)
                           ====== =======    =======     ==========  =========

                            See accompanying notes.

                          J & J RENTAL SERVICES, INC.

                            STATEMENTS OF CASH FLOWS
                                    (NOTE 1)

                                                                          PREDECESSORS                                COMPANY
                                                    -------------------------------------------------------------  -------------
                                                                                             SIX MONTHS ENDED      THREE MONTHS
                                                          YEAR ENDED DECEMBER 31,                JUNE 30,              ENDED
                                                    -------------------------------------  ----------------------  SEPTEMBER 30,
                                                       1994         1995         1996         1996        1997         1997
                                                    -----------  -----------  -----------  ----------  ----------  -------------
                                                                                                (UNAUDITED)         (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
 Net income...................................      $   463,975  $   162,756  $   480,486  $  297,285  $  209,927  $    184,074
 Adjustments to reconcile net income to net
  cash provided by (used in) operating
  activities:
 Depreciation.................................        1,810,542    2,173,623    2,513,900   1,185,419   1,250,328       428,009
 Bad debt expense (recovery)..................          121,196      128,092      (57,621)     (8,793)      7,214        69,573
 Gain on sale of rental equipment.............         (574,043)    (396,704)    (369,379)   (293,981)   (210,390)      (11,250)
 Gain on sale of property and equipment.......           (5,110)      (2,809)      (6,591)        --          --            --
 Deferred taxes...............................          109,703       23,000       12,000         --          --            --
 Changes in assets and liabilities:
  Increase in accounts receivable.............         (529,657)     (64,895)     (10,430)   (120,785)   (512,942)   (2,045,517)
  (Increase) decrease in trade notes
   receivable.................................           80,639     (170,337)      39,859    (194,354)     37,081           --
  (Increase) decrease in prepaid expenses and
   other assets...............................           23,694      (31,561)     (84,918)    143,283     (26,028)       (1,375)
  Increase (decrease) in accounts payable.....          233,814       46,476      (41,052)    (10,000)    372,230       588,548
  Increase in accrued expenses................           98,864       53,632        1,919      17,153     123,765       185,617
  Increase in income tax payable..............              --         7,613       17,201      48,387      73,186           --
  Increase in other assets....................              --           --           --          --          --        (86,719)
                                                    -----------  -----------  -----------  ----------  ----------  ------------
   Cash provided by (used in) operating
    activities................................        1,833,617    1,928,886    2,495,374   1,063,614   1,324,371      (689,040)
CASH FLOWS FROM INVESTING ACTIVITIES
 Acquisition of property and equipment........         (174,473)    (270,369)    (195,823)   (146,148)   (614,414)  (11,797,486)
 Proceeds from sale of rental equipment.......        1,014,501      930,860      755,122     624,372   1,227,501        62,948
 Proceeds from sale of property and
  equipment...................................           39,119       24,634       74,585         --          --            --
 Unrealized gain/(loss) on marketable
  securities..................................           (6,500)       9,250       (1,585)        --          --            --
 Purchase of marketable securities............          (43,500)      (9,250)     (28,425)        --          --            --
 Payments on loans to Predecessor
  Stockholder.................................         (110,033)     (21,573)     (73,724)    (94,857)    (79,254)          --
 Proceeds received on Predecessor Stockholder
  loans.......................................              --        94,857          --       49,358       6,884           --
 Loan to Predecessor Stockholder..............              --      (120,000)         --          --          --            --
                                                    -----------  -----------  -----------  ----------  ----------  ------------
   Cash provided by (used in) investing
    activities................................          719,114      638,409      530,150     432,725     540,717   (11,734,538)
CASH FLOWS FROM FINANCING ACTIVITIES
 Borrowing under credit facilities............          600,664      871,496      351,958         --          --     14,511,343
 Principal payments on debt...................       (2,882,889)  (3,117,926)  (3,171,213) (1,451,558) (1,920,472)     (330,547)
 Distributions paid...........................         (175,344)    (169,741)    (101,559)    (48,559)    (50,500)          --
                                                    -----------  -----------  -----------  ----------  ----------  ------------
   Cash provided by (used in) financing
    activities................................       (2,457,569)  (2,416,171)  (2,920,814) (1,500,117) (1,970,972)   14,180,796
                                                    -----------  -----------  -----------  ----------  ----------  ------------
Increase (decrease) in cash ..................           95,162      151,124      104,710      (3,778)   (105,884)    1,757,218
Cash at beginning of year.....................          315,157      410,319      561,443     561,443     666,153           --
                                                    -----------  -----------  -----------  ----------  ----------  ------------
   Cash at end of year........................      $   410,319  $   561,443  $   666,153  $  557,665  $  560,269  $  1,757,218
--------------------------------------------------
                                                    ===========  ===========  ===========  ==========  ==========  ============

                            See accompanying notes.

                          J & J RENTAL SERVICES, INC.

                         NOTES TO FINANCIAL STATEMENTS

                       DECEMBER 31, 1994, 1995 AND 1996
  (THE INFORMATION AS OF SEPTEMBER 30, 1997 AND FOR THE SIX MONTHS ENDED JUNE
    30, 1996 AND 1997 AND FOR THE THREE MONTHS ENDED SEPTEMBER 30, 1997 IS
                                  UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Basis of Presentation

  J & J Rental Services, Inc. (the "Company") was formed in May 1997, and pursuant to the terms of an Asset Purchase Agreement (the "Agreement"), on June 30, 1997 acquired all of the rental equipment and property and equipment from J & J Equipment, Inc. ("J & J"), and Tri-Star Rentals, Ltd. ("Tri-Star") (collectively, the "Predecessors") and assumed all operations of the Predecessors (the "Acquisition"). The purchase price of $10,700,000 consisted of cash of $7,200,000 and a promissory note payable for $3,500,000. The sole stockholder and partner of J & J and Tri-Star, respectively, (the "Predecessor Stockholder") has, on a fully-diluted basis, a 9% ownership interest in the outstanding common stock of the Company, and has continued in a management role as chief operating officer.

  The accompanying financial statements as of December 31, 1995 and 1996 and for the years ended December 31, 1994, 1995 and 1996, and for the six month periods ended June 30, 1996 and 1997 present the accounts and results of operations of the Predecessors on a combined, historical cost basis. Although the financial statements of the Predecessors have been combined, the balance sheets and statements of income and cash flows do not represent those of a single legal entity. All significant intercompany accounts and transactions have been eliminated in combination.

  The financial statements as of September 30, 1997 and for the three month period ended September 30, 1997 present the accounts and results of operations of the Company since the Acquisition.

  The Acquisition has been accounted for as a purchase effective July 1, 1997 and, accordingly, at such date the Company recorded the assets acquired at their estimated fair values, adjusted for the impact of the Predecessor Stockholder's continuing residual interest as described below. The assets acquired have been reduced by $324,000 representing the Predecessor Stockholder's continuing residual interest in the Company with a corresponding charge against the Company's retained earnings.

  The adjusted purchase price and the preliminary allocation of the adjusted purchase price to the historical assets of the Company as of July 1, 1997 are as follows:

   Purchase price................................................. $10,700,000
   Adjustment necessary to value Predecessor Stockholder's
    continuing residual interest at Predecessor's basis...........     324,000
                                                                   -----------
   Adjusted purchase price........................................ $10,376,000
                                                                   ===========
   Allocation of adjusted purchase price:
     Net assets acquired, at fair values.......................... $10,326,000
     Covenant not to compete......................................      50,000
                                                                   -----------
       Total adjusted purchase price allocation................... $10,376,000
                                                                   ===========

 Business Activity

  The Company rents and sells light weight and heavy off-road construction equipment for use by construction and maintenance companies, and has ancillary sales of parts and supplies. The rentals are on a daily, weekly or monthly basis. The Company has two locations in Houston, Texas and its principal market area is the

                          J & J RENTAL SERVICES, INC.

state of Texas. The nature of the Company's business is such that short-term obligations are typically met by cash flow generated from long-term assets. Consequently, consistent with industry practice, the balance sheets are presented on an unclassified basis.

 Interim Financial Statements

  The accompanying balance sheet at September 30, 1997 and the statements of income, stockholders' equity and cash flows for the six-month periods ended June 30, 1996 and 1997 and three-month period ended September 30, 1997, are unaudited and have been prepared on the same basis as the audited financial statements included herein. In the opinion of management, such unaudited financial statements include all adjustments necessary to present fairly the information set forth therein, which consist solely of normal recurring adjustments. The results of operations for such interim periods are not necessarily indicative of results for the full year.

 Rental Equipment

  Rental equipment is recorded at cost. Depreciation for rental equipment is computed using the straight-line method over estimated useful lives of three to five years with no salvage value. Rental equipment costing less than $500 is immediately expensed at the date of purchase. Equipment rental revenue is recorded as earned under the operating method. Equipment rental revenue in the statements of operations includes revenues earned on equipment rentals, and related fuel sales and rental equipment delivery fees. Proceeds from the disposal and the related net book value of the equipment are recognized in the period of disposal and reported as revenue from rental equipment sales in the statements of operations. Ordinary maintenance and repair costs are charged to operations as incurred.

 Property and Equipment

  Property and equipment is stated at cost. Depreciation of property and equipment is computed on the straight-line method over estimated useful lives of 5 to 10 years.

  The cost of assets sold, retired, or otherwise disposed of, and the related accumulated depreciation is eliminated from the accounts and any resulting gain or loss is included in operations. Ordinary maintenance and repair costs are charged to operations as incurred.

 Advertising Costs

  The Company advertises primarily through trade journals, phone directories and the distribution of promotional items. All advertising costs are expensed as incurred. Advertising expenses amounted to approximately $44,333, $40,095, and $52,483 in the years ended December 31, 1994, 1995 and 1996, respectively, $13,251 and $1,297 in the six months ended June 30, 1996 and 1997, respectively, and $9,433 in the three months ended September 30, 1997.

 Income Taxes

  J & J applied an asset and liability approach to accounting for income taxes. Deferred income tax assets and liabilities arise from differences between the tax basis of an asset or liability and its reported amount in the financial statements. Deferred tax balances are determined by using tax rates expected to be in effect when the taxes will actually be paid or refunds received. Under federal and state income tax law, Tri-Star, a partnership, is not a taxable entity and, therefore, incurs no income tax liability. Any profits and losses of Tri-Star flow through to the individual partners.

                          J & J RENTAL SERVICES, INC.

 Investments

  The Company's investments consist of marketable equity securities and are classified as available for sale. Any unrealized gains or losses are excluded from income and are presented as a component of stockholders' equity.

Covenant Not to Compete

  The covenant not to compete reflects an agreement made regarding confidentiality and restricting competitive activity and is being amortized by the straight-line method over the period of the agreement, which is 5 years. Amortization expense was $2,500 for the three month period ended September 30, 1997.

 Accounting Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. CONCENTRATIONS OF CREDIT RISK

  The Company maintains cash balances with a quality financial institution and, accordingly, management believes this mitigates the amount of credit risk. Concentrations of credit risk with respect to customer receivables are limited due to the large number of customers comprising the Company's customer base and its credit policy.

3. RENTAL EQUIPMENT

  Rental equipment and related accumulated depreciation consisted of the following:

                                                DECEMBER 31,
                                           ----------------------- SEPTEMBER 30,
                                              1995        1996         1997
                                           ----------- ----------- -------------
                                                                    (UNAUDITED)
   Rental equipment....................... $12,003,618 $12,520,482  $10,896,417
   Less accumulated depreciation..........   5,719,496   5,851,117      392,002
                                           ----------- -----------  -----------
   Rental equipment, net.................. $ 6,284,122 $ 6,669,365  $10,504,415
                                           =========== ===========  ===========

4. PROPERTY AND EQUIPMENT

  Property and equipment consists of the following:

                                              DECEMBER 31,
                                           --------------------  SEPTEMBER 30,
                                             1995       1996         1997
                                           ---------  ---------  -------------
                                                                  (UNAUDITED)
   Transportation equipment............... $ 776,494  $ 763,402    $419,159
   Furniture, fixtures and office equip-
    ment..................................    80,851     92,082      59,760
   Shop equipment.........................    39,356     39,356
   Leasehold improvements.................               38,386
   Construction in progress...............                           45,244
                                           ---------  ---------    --------
                                             896,701    933,226     524,163
   Less accumulated depreciation..........  (433,098)  (465,766)    (31,560)
                                           ---------  ---------    --------
   Total.................................. $ 463,603  $ 467,460    $492,603
                                           =========  =========    ========

                          J & J RENTAL SERVICES, INC.

5. DEBT

  Debt consists of the following:

                                                DECEMBER 31
                                           ---------------------- SEPTEMBER 30,
                                              1995       1996         1997
                                           ---------- ----------- -------------
                                                                   (UNAUDITED)
CIT Group--Various notes dated from
 September 21, 1995 through August 5,
 1997, with annual interest rates ranging
 from 8% to 9.4% due in monthly payments
 ranging from $867 to $43,987. ..........  $1,694,640 $ 1,246,231   $648,955
The Associates--Note dated April 1, 1996,
 with annual interest of 8.8% due in
 monthly payments of $3,609. ............                 110,450
Case Power & Equipment--Various notes
 dated from January 1, 1992 through
 December 30, 1996, with annual interest
 rates ranging from 5.5% to 7.9% due in
 monthly payments ranging from $408 to
 $7,747. ................................     493,789     795,344
Sterling Bank--Various notes dated from
 January 26, 1994 through December 20,
 1996, with annual interest rates ranging
 from 8% to 11% due in monthly payments
 ranging from $582 to $2,084. ...........     108,230     306,708
KDC Financial--Various notes dated from
 June 14, 1993 through December 31, 1996,
 with annual interest rates ranging from
 4.5% to 9.5% due in monthly payments
 ranging from $840 to $4,691. ...........   1,280,585   1,443,971
John Deere Financial--Notes dated
 December 31, 1995 and September 10,
 1996, with annual interest rates of 7.9%
 and 6.9% due in monthly payments of $807
 and $1,083. ............................      33,130      69,247
Frost National Bank--Various notes dated
 from January 25, 1995 through August 15,
 1995, with annual interest rates ranging
 from 8.75% to 9.5% due in monthly
 principal payments ranging from $582 to
 $8,492. ................................     190,868     101,771
Citicorp--Note dated June 15, 1993, with
 an annual interest rate of 5.9% due in
 monthly payments of $921. ..............      15,831       5,433
First Prosperity Bank--Various notes
 dated from September 8, 1994 through
 December 13, 1996, with annual interest
 ranging from 7.25% through 9.9% due in
 monthly payments ranging from $354 to
 $1,039. ................................      89,031      55,139
CAT Financial--Notes dated June 2, 1995
 and December 31, 1994, with annual
 interest rates of 9.69% and 9.5% due in
 monthly payments of $4,227 and
 $3,036. ................................     221,132     152,293
CAT Financial--Notes dated October 11,
 1996 and November 25, 1996, non-interest
 bearing, with monthly payments of $1,205
 and $3,522. ............................                 161,102

                          J & J RENTAL SERVICES, INC.

                                                 DECEMBER 31
                                            --------------------- SEPTEMBER 30,
                                               1995       1996        1997
                                            ---------- ---------- -------------
                                                                   (UNAUDITED)
Chase/Clark Credit--Various notes dated
 from March 17, 1994 through September 28,
 1994, with annual interest rates ranging
 from 9.75% to 12.765% due in monthly
 installments ranging from $194 to
 $1,430. .................................      47,010     30,232
First Prosperity--Various notes dated from
 August 16, 1993 through December 13,
 1996, with annual interest rates ranging
 from 6.4% to 11% due in monthly
 installments ranging from $423 to
 $4,205...................................      64,270    171,518
Associates Commercial Credit Corp.--
 Various notes dated from May 16, 1994
 through July 8, 1996, with annual
 interest rates ranging from 7.75% to
 11.25% due in monthly installments
 ranging from $912 to $6,656..............     283,555    246,570
Ingersoll-Rand Company--Various notes
 dated from June 30, 1992 through
 September 8, 1996 with annual interest
 rates ranging from 7% to 9.5% due in
 monthly installments ranging from $301 to
 $7,794...................................      50,417    316,003
Wacker Corporation--Various notes dated
 from January 7, 1994 through May 25,
 1996, with annual interest rates ranging
 from 6.25% to 10.25% due in monthly
 installments ranging from $854 to
 $2,889...................................      71,171     99,666
AEL Leasing Co., Inc.--Various notes dated
 from April 21, 1994 through May 20, 1996,
 with annual interest rates ranging from
 8.72% to 12.93% due in monthly
 installments ranging from $371 to
 $4,883...................................     349,554    261,043
AEL Leasing Co., Inc.--Various non-
 interest bearing notes dated from April
 21, 1994 through February 26, 1996, due
 in 12 principal installments ranging from
 $8,022 to $18,249........................                 36,498
Shandee--Note dated August 31, 1995, with
 an annual interest rate of 11.25% due in
 monthly installments of $2,803...........      50,909     21,510
Sterling Bank--Note dated January 2, 1996,
 with an annual interest rate of 9.5% due
 in 24 principal installments of $4,118...                 53,538
Miller Financing--Various notes dated from
 February 15, 1996 through June 1, 1996,
 with annual interest rates ranging from
 9.25 % to 10.25% due in monthly
 installments ranging from $375 to
 $2,922...................................                 82,384
Toyota Motor Credit Corp.--Notes dated May
 8 and August 8, 1997, with annual
 interest rates of 5.4% and 10.3%,
 respectively, due in monthly installments
 of $543 and $ 561, respectively..........                           48,005

                          J & J RENTAL SERVICES, INC.

                                                  DECEMBER 31
                                             --------------------- SEPTEMBER 30,
                                                1995       1996        1997
                                             ---------- ---------- -------------
                                                                    (UNAUDITED)
Case Credit--Various notes dated June 30,
 1997 with an annual interest rate of 7.9%
 due in monthly installments ranging from
 $1,685 to $2,254..........................                             294,444
Case Credit--Term note dated June 30, 1997,
 with interest due monthly at prime plus
 .75% (9.25% at September 30, 1997).
 Principal is due June 30, 2002. This note
 is secured by all of the Company's rental
 assets and property, plant and equipment,
 and is personally guaranteed by the
 majority owners of the Company............                           7,689,391
J & J and Tri-Star--Promissory note dated
 June 30, 1997 with an annual interest rate
 of 7.5%. Principal payments of $175,000
 are due quarterly beginning October 1,
 2000......................................                           3,500,000
Equus II Incorporated--Senior subordinated
 note dated June 30, 1997, with interest to
 be paid monthly on the unpaid principal
 balance at a variable rate not to exceed
 10% (10% at September 30, 1997). Principal
 is to be paid in four annual installments
 of $500,000 beginning June 30, 2001.......                           2,000,000
Various notes fully repaid during 1996.....     380,870
                                             ---------- ----------  -----------
                                             $5,424,992 $5,766,651  $14,180,795
                                             ========== ==========  ===========

  Substantially all rental equipment collateralize the above notes.

  The aggregate annual maturities of debt as of December 31, 1996 are as follows:

   1997.............................................................. $2,227,398
   1998..............................................................  1,904,226
   1999..............................................................  1,087,718
   2000..............................................................    531,780
   2001..............................................................     15,529
                                                                      ----------
                                                                      $5,766,651
                                                                      ==========

6. INCOME TAXES

  The provision for income taxes relates to the operating results of J & J before July 1, 1997 and consists of the following:

                                                                   SIX MONTHS
                                        YEAR ENDED DECEMBER 31,  ENDED JUNE 30,
                                        ------------------------ ---------------
                                          1994    1995    1996    1996    1997
                                        -------- ------- ------- ------- -------
                                                                   (UNAUDITED)
Current:
  Federal.............................. $    --  $ 7,216 $32,054 $49,500 $86,500
  State................................    2,898   5,462   5,631   6,500  11,500
                                        -------- ------- ------- ------- -------
                                           2,898  12,678  37,685  56,000  98,000
Deferred:
  Federal..............................   96,878  20,300  10,600     --      --
  State................................   12,825   2,700   1,400     --      --
                                        -------- ------- ------- ------- -------
                                         109,703  23,000  12,000     --      --
                                        -------- ------- ------- ------- -------
    Total.............................. $112,601 $35,678 $49,685 $56,000 $98,000
                                        ======== ======= ======= ======= =======

                          J & J RENTAL SERVICES, INC.

  Tri-Star is a pass-through entity and, therefore incurs no tax liability. Significant components of J & J's deferred tax liability at December 31, 1995 and 1996 are as follows:

                                                                DECEMBER 31,
                                                              -----------------
                                                                1995     1996
                                                              -------- --------
       Difference in basis of accounting..................... $216,000 $221,000
       Cumulative tax depreciation in excess of book.........  202,000  209,000
                                                              -------- --------
       Deferred tax liability                                 $418,000 $430,000
                                                              ======== ========

  Effective July 1, 1997, the Company and its shareholders have elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code for federal tax purposes. Under those provisions the Company does not pay federal income taxes; instead, the shareholders are liable for individual income taxes on the Company's profit. Therefore, no provision for federal income taxes is included in the Company's financial statements for the three months ended September 30, 1997.

7. COMMITMENTS

  The Company has an employment agreement with an officer for minimum annual compensation of $60,000 for the six month period ended December 31, 1997, and approximately $540,000 to be paid over the remaining term of the contract which expires in June 2002.

8. SUPPLEMENTAL CASH FLOW INFORMATION

  For the years ended December 31, 1994, 1995 and 1996; the six months ended June 30, 1996 and 1997; and the three months ended September 30, 1997, total interest paid was $277,811, $411,731 and $478,341; $251,708 and $180,769; and
$126,430, respectively.

  For the years ended December 31, 1994, 1995 and 1996; the six months ended June 30, 1996 and 1997; and the three months ended September 30, 1997, total income taxes paid was $ --, $ -- and $ --; $11,233 and $24,814; and $ --, respectively.

  During the years ended December 31, 1994, 1995 and 1996, and the six months ended June 30, 1996 and 1997, the Company purchased $3,659,811, $3,738,807, and $3,160,914; and $1,311,652 and $1,172,917, respectively, of equipment which was financed.

9. EMPLOYEE BENEFIT PLAN

  The Predecessor sponsored a defined contribution 401(k) retirement plan, which was implemented during 1995 and covers substantially all full time employees. The Predecessor matched a portion of the participants' contributions. Predecessor contributions to the plan were $9,272, $6,395, $--, and $-- for the years ended December 31, 1995, and 1996 and for the six month periods ended June 30, 1996 and 1997, respectively.

10. RELATED PARTY TRANSACTIONS

  On November 27, 1995, Tri-Star loaned $120,000 to the Predecessor Stockholder. This non-interest bearing note is unsecured, and is due on demand. The outstanding balance on this note receivable at December 31, 1995 and 1996 was $120,000.

  On November 30, 1995, Tri-Star issued a $100,000 note payable to the Predecessor Stockholder, which bears interest at 11.4% per annum, requires monthly principal and interest payments of $6,097, and is unsecured. The outstanding balance on this note at December 31, 1995 and 1996 was $94,857 and $79,254, respectively.

                          J & J RENTAL SERVICES, INC.

  J & J has a note payable outstanding to the Predecessor Stockholder, which required interest to be paid quarterly at 6.5% per annum, and is due on January 1, 1998. The outstanding balance on this note payable at December 31, 1995 and 1996 was $315,365 and $257,244, respectively.

  The Company leases its operating facilities from the Predecessor Stockholder, and pays monthly rent of $8,600. These leases are month-to-month and can be canceled by either party.

11. SUBSEQUENT EVENT

  On October 23, 1997, the Company entered into a stock purchase agreement with United Rentals, Inc. ("United"). Under the terms of the stock purchase agreement, United purchased all of the issued and outstanding capital stock of the Company.

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Coran Enterprises, Inc.
and
Monterey Bay Equipment Rental, Inc.

  We have audited the accompanying combined balance sheets of Coran Enterprises, Inc. dba A-1 Rents, and Monterey Bay Equipment Rental, Inc. as of December 31, 1995 and 1996, and the related combined statements of earnings, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of Coran Enterprises, Inc. dba A-1 Rents, and Monterey Bay Equipment Rental, Inc. as of December 31, 1995 and 1996, and the combined results of their operations and their combined cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                          /s/ Grant Thornton LLP

San Jose, California
October 24, 1997
 (except for Note F as to which the date is October 28, 1997)

                             CORAN ENTERPRISE, INC.
                               DBA A-1 RENTS AND
                      MONTEREY BAY EQUIPMENT RENTAL, INC.

                            COMBINED BALANCE SHEETS

                                                DECEMBER 31,
                                            --------------------- SEPTEMBER 30,
                                               1995       1996        1997
                                            ---------- ---------- -------------
                                                                   (UNAUDITED)
                  ASSETS
Assets
  Cash..................................... $  965,187 $  140,146  $  933,705
  Accounts receivable, net of allowance for
   doubtful accounts of $160,000 in 1995,
   $135,000 in 1996 and $90,000 in 1997....  1,147,524  1,087,278   1,012,615
  Rental equipment, principally machinery
   and equipment, at cost, net of
   accumulated depreciation of $11,375,263
   in 1995, $12,362,378 in 1996 and
   $12,690,816 in 1997.....................  1,290,084  3,961,297   2,948,586
  Operating property and equipment, at
   cost, net of accumulated depreciation of
   $232,919 in 1995, $250,122 in 1996 and
   $263,990 in 1997........................     51,963     34,760      65,137
  Other assets.............................     74,402     77,510      10,942
                                            ---------- ----------  ----------
    Total assets........................... $3,529,160 $5,300,991  $4,970,985
                                            ========== ==========  ==========
   LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable and accrued liabilities... $  142,581 $  174,936  $  308,471
Equipment loans............................    241,750  1,179,677   1,045,551
Notes payable--stockholders................    158,960  1,408,947   1,030,184
                                            ---------- ----------  ----------
    Total liabilities......................    543,291  2,763,560   2,384,206
Stockholders' equity:
  Common stock--authorized 100,000 shares
   of no par value and 75,000 share of $1
   par value; issued and outstanding,
   10,000 shares of no par value and 75,000
   shares of $1 par value..................    275,000    275,000     275,000
  Capital in excess of par value...........     37,920     37,920      37,920
  Retained earnings........................  2,672,949  2,224,511   2,273,859
                                            ---------- ----------  ----------
    Total stockholders' equity.............  2,985,869  2,537,431   2,586,779
                                            ---------- ----------  ----------
    Total liabilities and stockholders'
     equity................................ $3,529,160 $5,300,991  $4,970,985
                                            ========== ==========  ==========

        The accompanying notes are an integral part of these statements.

                            CORAN ENTERPRISES, INC.
                               DBA A-1 RENTS AND
                      MONTEREY BAY EQUIPMENT RENTAL, INC.

                        COMBINED STATEMENTS OF EARNINGS

                                                              NINE MONTHS ENDED
                              YEAR ENDED DECEMBER 31,           SEPTEMBER 30,
                          -------------------------------- -----------------------
                             1994       1995       1996       1996        1997
                          ---------- ---------- ---------- ----------- -----------
                                                           (UNAUDITED) (UNAUDITED)
Revenues:
  Equipment rentals.....  $6,068,553 $6,962,130 $7,679,713 $5,435,958  $5,808,564
  Sales of parts, sup-
   plies and rental
   equipment............     663,293    565,586    738,330    593,383     899,829
                          ---------- ---------- ---------- ----------  ----------
    Total revenues......   6,731,846  7,527,716  8,418,043  6,029,341   6,708,393
Costs
  Cost of equipment
   rentals..............   3,861,538  3,835,982  4,254,243  3,520,941   3,704,188
  Rental equipment de-
   preciation...........     531,320    611,577  1,304,847    897,776   1,237,656
  Cost of sales of sup-
   plies................     199,684    200,746    257,500    204,319     186,327
  Other.................      45,325     49,523    115,758     61,482      38,435
                          ---------- ---------- ---------- ----------  ----------
    Total costs.........   4,637,867  4,697,828  5,932,348  4,684,518   5,166,606
                          ---------- ---------- ---------- ----------  ----------
    Gross margin........   2,093,979  2,829,888  2,485,695  1,344,823   1,541,787
Selling, general and ad-
 ministrative...........   1,997,056  1,786,650  2,062,246    752,484     958,764
Non-rental deprecia-
 tion...................      22,682     28,435     17,202     12,944      13,868
                          ---------- ---------- ---------- ----------  ----------
    Operating Income....      74,241  1,014,803    406,247    579,395     569,155
Interest expense........      13,408     21,120     96,464     50,137     139,970
                          ---------- ---------- ---------- ----------  ----------
    Earnings before in-
     come taxes.........      60,833    993,683    309,783    529,258     429,185
Provision for income
 taxes..................       4,015     12,275      8,221        --        5,583
                          ---------- ---------- ---------- ----------  ----------
  Net earnings..........  $   56,818 $  981,408 $  301,562 $  529,258  $  423,602
                          ========== ========== ========== ==========  ==========



        The accompanying notes are an integral part of these statements.

                            CORAN ENTERPRISES, INC.
                               DBA A-1 RENTS AND
                      MONTEREY BAY EQUIPMENT RENTAL, INC.

                   COMBINED STATEMENT OF STOCKHOLDERS' EQUITY

                          SHARES ISSUED          ADDITIONAL
                          -------------  COMMON   PAID-IN    RETAINED
                           CEI   MBERI   STOCK    CAPITAL    EARNINGS     TOTAL
                          ------ ------ -------- ---------- ----------  ----------
Balance at January 1,
 1994...................  75,000 10,000 $275,000  $37,920   $1,634,723  $1,947,643
  Net earnings..........     --     --       --       --        56,818      56,818
                          ------ ------ --------  -------   ----------  ----------
Balance at January 1,
 1995...................  75,000 10,000  275,000   37,920    1,691,541   2,004,461
  Net earnings..........     --     --       --       --       981,408     981,408
                          ------ ------ --------  -------   ----------  ----------
Balance at December 31,
 1995...................  75,000 10,000  275,000   37,920    2,672,949   2,985,869
  Net earnings..........     --     --       --       --       301,562     301,562
  Dividends paid to
   stockholders.........     --     --       --       --      (750,000)   (750,000)
                          ------ ------ --------  -------   ----------  ----------
Balance at December 31,
 1996...................  75,000 10,000  275,000   37,920    2,224,511   2,537,431
  Net earnings (unau-
   dited)...............     --     --       --       --       423,602     423,602
  Dividends paid to
   stockholders (unau-
   dited)...............     --     --       --       --      (374,254)   (374,254)
                          ------ ------ --------  -------   ----------  ----------
Balance at September 30,
 1997 (unaudited).......  75,000 10,000 $275,000  $37,920   $2,273,859  $2,586,779
                          ====== ====== ========  =======   ==========  ==========


         The accompanying notes are an integral part of this statement.

                            CORAN ENTERPRISES, INC.
             DBA A-1 RENTS AND MONTEREY BAY EQUIPMENT RENTAL, INC.

                       COMBINED STATEMENTS OF CASH FLOWS

                                                                NINE MONTHS ENDED
                              YEAR ENDED DECEMBER 31,             SEPTEMBER 30,
                          ---------------------------------  ------------------------
                            1994       1995        1996         1996         1997
                          ---------  ---------  -----------  -----------  -----------
                                                             (UNAUDITED)  (UNAUDITED)
Cash flows from operat-
 ing activities:
 Net earnings...........  $  56,818  $ 981,408  $   301,562  $   529,258  $  423,602
 Adjustments to recon-
  cile net earnings to
  net cash provided by
  operating activities:
 Depreciation and amor-
  tization..............    554,002    640,012    1,322,049      910,720   1,251,524
 Gain on sale of equip-
  ment..................   (215,699)   (85,747)    (163,753)    (152,324)   (443,124)
 Change in assets and
  liabilities:
  Accounts receivable...        154   (210,091)      60,246      (42,349)     74,663
  Other assets..........      5,630      5,220       (3,108)     (18,817)     66,568
  Accounts payable and
   accrued liabili-
   ties.................    (20,567)    36,638       32,355      219,519     133,535
                          ---------  ---------  -----------  -----------  ----------
   Net cash provided by
    operating activi-
    ties................    380,338  1,367,440    1,549,351    1,446,007   1,506,768
Cash flows from invest-
 ing activities:
 Purchases of rental
  equipment.............   (896,851)  (633,519)  (4,017,946)  (2,609,849)   (271,098)
 Purchases of operating
  equipment.............    (75,630)       --           --           --      (44,246)
 Proceeds from sale of
  equipment.............    258,025    110,273      205,639          --      489,278
                          ---------  ---------  -----------  -----------  ----------
   Net cash provided by
    (used in) investing
    activities..........   (714,456)  (523,246)  (3,812,307)  (2,609,849)    173,934
Cash flows from financ-
 ing activities:
 Change in bank over-
  draft.................     15,760    (15,760)         --           --          --
 Borrowings on equipment
  loans.................     65,309    244,235    1,096,820      892,710      99,352
 Payments on equipment
  loans.................    (20,943)   (46,853)    (158,893)         --     (233,478)
 Payment on dividends...        --         --     (750,000)     (750,000)   (374,254)
 Borrowings on notes
  payable--stockhold-
  ers...................    300,000        --     1,249,988      259,999         --
 Payments on notes pay-
  able--stockholders....    (95,151)   (95,888)         --           --     (378,763)
                          ---------  ---------  -----------  -----------  ----------
   Net cash provided by
    (used in) financing
    activities..........    264,975    85, 734    1,437,915      402,709    (887,143)
                          ---------  ---------  -----------  -----------  ----------
   NET (DECREASE)
    INCREASE IN CASH AND
    CASH EQUIVALENTS....    (69,143)   929,928     (825,041)    (761,133)    793,559
Cash and cash equiva-
 lents--beginning of pe-
 riod...................    104,402     35,259      965,187      965,187     140,146
                          ---------  ---------  -----------  -----------  ----------
Cash and cash equiva-
 lents--end of period...  $  35,259  $ 965,187  $   140,146  $   204,054  $  933,705
                          =========  =========  ===========  ===========  ==========
Supplementary disclo-
 sures of cash flow in-
 formation:
 Cash paid during the
  period for:
 Interest...............  $  13,408  $  21,120  $    95,958  $    50,137  $  140,496
                          =========  =========  ===========  ===========  ==========
 Income taxes...........  $   4,815  $   1,600  $    23,047  $    10,627  $    5,583
                          =========  =========  ===========  ===========  ==========

        The accompanying notes are an integral part of these statements.

                            CORAN ENTERPRISES, INC.
             DBA A-1 RENTS ANDMONTEREY BAY EQUIPMENT RENTAL, INC.

                    NOTES TO COMBINED FINANCIAL STATEMENTS

                          DECEMBER 31, 1995 AND 1996
    (THE INFORMATION AS OF SEPTEMBER 30, 1997 AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 1996 AND 1997 IS UNAUDITED)

NOTE A--SUMMARY OF ACCOUNTING POLICIES

 1. Nature of Business and Basis of Presentation

  The combined financial statements include the accounts of Coran Enterprises, Inc. and Monterey Bay Equipment Rental, Inc. (collectively the "Company"). Coran Enterprises, Inc. ("CEI") and Monterey Bay Equipment Rental, Inc. ("MBERI") are combined due to common ownership and operations which are complimentary. All significant intercompany balances and transactions have been eliminated in combination.

  The Company leases equipment for home and contractors' use under short-term rental agreements principally in the Northern California area. The nature of the Company's business is such that short-term obligations are typically met by cash flow generated from long-term assets. Consequently, consistent with industry practice, the accompanying balance sheets are presented on an unclassified basis.

 2. Interim Financial Statements

  The accompanying combined balance sheet at September 30, 1997 and the combined statements of earnings, stockholders' equity and cash flows for the nine month periods ended September 30, 1996 and 1997 are unaudited and have been prepared on the same basis as the audited combined financial statements included herein. In the opinion of management, such unaudited combined financial statements include all adjustments, which consist solely of normal recurring adjustments, necessary to present fairly the information set forth therein. The results of operations for such interim period are not necessarily indicative of results for the full year.

 3. Property and Equipment

  The Company provides for depreciation in amounts sufficient to relate the costs of depreciable assets to operations over their estimated service lives using the double-declining balance method. Leasehold improvements are amortized on a straight-line basis over the lives of the improvements or the term of the lease, whichever is shorter. Maintenance and repairs costs are expensed as incurred. Supplies and replacement parts are expensed when purchased.

 4. Cash and Cash Equivalents

  For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

 5. Use of estimates

  In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B--COMMITMENTS

  CEI leases facilities from its stockholders on a month-to-month basis. Total rent expense on the facilities was $663,067, $662,880 and $667,638 for the years ended December 31, 1994, 1995 and 1996, respectively. Total rent expense for the nine months ended September 30, 1996 and 1997 was $463,500 for each period.

                            CORAN ENTERPRISES, INC.
                               DBA A-1 RENTS AND
                      MONTEREY BAY EQUIPMENT RENTAL, INC.

              NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)

                          DECEMBER 31, 1995 AND 1996
          (THE INFORMATION AS OF SEPTEMBER 30, 1997 AND FOR THE NINE
            MONTHS ENDED SEPTEMBER 30, 1996 AND 1997 IS UNAUDITED)


NOTE C--INCOME TAXES

  The stockholders of Coran Enterprises, Inc. and Monterey Bay Equipment Rental, Inc, have elected "S" Corporation status for income tax purposes. Therefore, income or loss for federal and California state income tax purposes is reported on the shareholders' individual income tax return. Although the "S" Corporation tax treatment is recognized by the State of California, the net corporate income is subject to a 1.5% corporate surtax.

NOTE D -- EQUIPMENT LOANS

  Equipment loans consist of notes payable, collateralized by equipment, due in monthly installments ranging from $1,095 to $5,375 with interest rates from 5.75% to 8.75%.

  Maturities of equipment loans as of December 31, 1996 are as follows:

   YEAR ENDING DECEMBER 31,
   ------------------------
     1997............................................................ $  276,911
     1998............................................................    276,605
     1999............................................................    279,527
     2000............................................................    240,309
     2001............................................................    106,325
                                                                      ----------
                                                                      $1,179,677
                                                                      ==========

NOTE E--NOTES PAYABLE--STOCKHOLDERS

  Notes payable to stockholders are uncollateralized and bear interest at rates from 8% to 9%. These notes are due in 1997. Interest expense on the notes was $11,254, $17,755 and $44,064 for the years ended December 31, 1994, 1995, and 1996, respectively. Interest expense on the notes was $33,048 and $60,098 for the nine months ended September 30, 1996 and 1997, respectively.

NOTE F--SUBSEQUENT EVENT

  Effective October 28, 1997, the stockholders of CEI and MBERI sold 100% of the outstanding shares of each company to United Rentals, Inc.

                        REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
Bronco Hi-Lift, Inc.

  We have audited the balance sheets of Bronco Hi-Lift, Inc. as of December 31, 1995 and 1996 and the related statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bronco Hi-Lift, Inc. at December 31, 1995 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

                                          /s/ Ernst & Young LLP

MetroPark, New Jersey
October 21, 1997, except for
 Note 10, as to which the
 date is October 24, 1997

                              BRONCO HI-LIFT, INC.

                                 BALANCE SHEETS

                                               DECEMBER 31
                                          ----------------------  SEPTEMBER 30,
                                             1995        1996         1997
                                          ----------  ----------  -------------
                                                                   (UNAUDITED)
                 ASSETS
Cash..................................... $  228,772  $  305,506   $  296,669
Accounts receivable, net.................    591,194     826,849    1,087,790
Unbilled receivables.....................     68,354      40,722      137,760
Inventory................................    157,470      67,825      271,903
Rental equipment, net....................  1,782,926   1,972,910    2,321,275
Property and equipment, net..............    244,817     234,914      335,374
Due from related party...................    412,113         --           --
Prepaid expenses and other assets........     33,701      13,530       27,015
                                          ----------  ----------   ----------
    Total assets......................... $3,519,347  $3,462,256   $4,477,786
                                          ==========  ==========   ==========
  LIABILITIES AND STOCKHOLDERS' EQUITY
                (DEFICIT)
Liabilities:
  Accounts payable, accrued expenses and
   other liabilities..................... $  104,961  $   90,584   $  323,489
  Debt...................................  3,748,682   3,051,711    2,973,516
                                          ----------  ----------   ----------
    Total liabilities....................  3,853,643   3,142,295    3,297,005
Commitments and contingencies
Stockholders' equity (deficit):
  Common stock, $.01 par value and $1.00
   stated value, 100,000 shares
   authorized, 10,000 issued and
   outstanding at December 31, 1995 and
   1996, and September 30, 1997..........     10,000      10,000       10,000
  Additional paid-in capital.............    598,000     598,000      598,000
  Notes receivable from stockholders.....   (500,000)   (300,000)    (300,000)
  Retained earnings (deficit)............   (442,296)     11,961      872,781
                                          ----------  ----------   ----------
    Total stockholders' equity
     (deficit)...........................   (334,296)    319,961    1,180,781
                                          ----------  ----------   ----------
    Total liabilities and stockholders'
     equity (deficit).................... $3,519,347  $3,462,256   $4,477,786
                                          ==========  ==========   ==========

                            See accompanying notes.

                              BRONCO HI-LIFT, INC.

                              STATEMENTS OF INCOME

                                                               NINE MONTHS ENDED
                              YEAR ENDED DECEMBER 31             SEPTEMBER 30
                         ----------------------------------  ----------------------
                            1994        1995        1996        1996        1997
                         ----------  ----------  ----------  ----------  ----------
                                                                  (UNAUDITED)
Revenues:
  Equipment rentals..... $3,199,643  $3,427,596  $4,313,855  $2,923,030  $3,774,997
  New equipment sales...    499,392     266,308     611,033     317,956     526,570
  Sales of parts,
   supplies and rental
   equipment............    659,628     155,331     410,957     367,560     311,556
  Other.................    193,321     147,214     194,469     136,761     146,370
                         ----------  ----------  ----------  ----------  ----------
    Total revenues......  4,551,984   3,996,449   5,530,314   3,745,307   4,759,493
Cost of revenues:
  Cost of equipment
   rentals, excluding
   equipment rental
   depreciation.........    363,876     335,028     699,455     558,088     363,418
  Depreciation,
   equipment rentals....    656,848     637,766     736,525     483,369     601,243
  Cost of new equipment
   sales................    415,168     206,268     479,920     236,297     407,988
  Cost of sales of
   parts, supplies and
   equipment............    376,667     107,989     293,987     176,803     132,474
  Other.................     82,295      32,418     119,315      83,411      93,778
                         ----------  ----------  ----------  ----------  ----------
    Total cost of
     revenues...........  1,894,854   1,319,469   2,329,202   1,537,968   1,598,901
                         ----------  ----------  ----------  ----------  ----------
Gross profit............  2,657,130   2,676,980   3,201,112   2,207,339   3,160,592
Selling, general and
 administrative
 expenses...............  1,674,216   2,540,699   2,359,326   1,334,593   1,562,694
Non-rental
 depreciation...........     61,897      84,463      99,669      72,928      79,608
                         ----------  ----------  ----------  ----------  ----------
    Operating income....    921,017      51,818     742,117     799,818   1,518,290
Interest expense........    143,471     171,305     334,035     261,106     210,025
Other (income), net.....    (32,641)    (26,575)    (46,175)    (22,024)    (67,555)
                         ----------  ----------  ----------  ----------  ----------
    Net income (loss)... $  810,187  $  (92,912) $  454,257  $  560,736  $1,375,820
                         ==========  ==========  ==========  ==========  ==========


                            See accompanying notes.

                              BRONCO HI-LIFT, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                            COMMON STOCK                NOTES RECEIVABLE  RETAINED
                          -----------------   PAID-IN         FROM        EARNINGS
                          SHARES    AMOUNT    CAPITAL     STOCKHOLDERS    (DEFICIT)
                          -------  --------  ---------  ---------------- -----------
Balance at January 1,
 1994...................   20,000  $ 20,000  $ 345,020     $     --      $   638,409
  Net income............                                                     810,187
  Dividends paid........                                                    (755,000)
                          -------  --------  ---------     ---------     -----------
Balance at December 31,
 1994...................   20,000    20,000    345,020           --          693,596
  Purchase and
   retirement of common
   stock................  (12,000)  (12,000)  (345,020)                   (1,042,980)
  Issuance of common
   stock................    2,000     2,000    598,000      (500,000)
  Net loss..............                                                     (92,912)
                          -------  --------  ---------     ---------     -----------
Balance at December 31,
 1995...................   10,000    10,000    598,000      (500,000)       (442,296)
  Payment on notes
   receivable from
   stockholders.........                                     200,000
  Net income............                                                     454,257
                          -------  --------  ---------     ---------     -----------
Balance at December 31,
 1996...................   10,000    10,000    598,000      (300,000)         11,961
  Net income
   (unaudited)..........                                                   1,375,820
  Dividends paid
   (unaudited)..........                                                    (515,000)
                          -------  --------  ---------     ---------     -----------
Balance at September 30,
 1997 (unaudited).......   10,000  $ 10,000  $ 598,000     $(300,000)    $   872,781
                          =======  ========  =========     =========     ===========


                            See accompanying notes.

                              BRONCO HI-LIFT, INC.

                            STATEMENTS OF CASH FLOWS

                                                                 NINE MONTHS ENDED
                              YEAR ENDED DECEMBER 31               SEPTEMBER 30
                         -----------------------------------  ------------------------
                            1994        1995        1996         1996         1997
                         -----------  ---------  -----------  -----------  -----------
                                                                    (UNAUDITED)
CASH FLOWS FROM
 OPERATING ACTIVITIES
 Net income (loss)...... $   810,187  $ (92,912) $   454,257  $   560,736  $ 1,375,820
 Adjustments to
  reconcile net income
  to net cash provided
  by operating
  activities:
 Depreciation...........     718,745    722,229      836,194      556,297      680,851
 Gain on equipment
  sales.................    (379,644)  (317,871)    (302,777)    (276,330)    (559,384)
 Interest expense not
  requiring cash........                              17,500
 Changes in assets and
  liabilities:
  Decrease (increase)
   in accounts
   receivable...........      57,832   (132,976)    (235,655)    (150,715)    (260,941)
  (Decrease) increase
   in unbilled
   receivables..........      46,303      5,646       27,632                   (97,038)
  (Increase) decrease
   in inventory.........      (8,878)  (102,542)      89,645       76,465     (204,078)
  (Decrease) increase
   in prepaid expenses
   and other assets.....     (32,965)    30,774       20,171       16,676      (13,485)
  (Decrease) increase
   in accounts payable,
   accrued expenses and
   other liabilities....    (367,989)   (60,113)     (14,377)     129,262      232,905
                         -----------  ---------  -----------  -----------  -----------
   Total adjustments....      33,404    145,147      438,333      351,655     (221,170)
                         -----------  ---------  -----------  -----------  -----------
   Cash provided by
    operating
    activities..........     843,591     52,235      892,590      912,391    1,154,650
CASH FLOWS FROM
 INVESTING ACTIVITIES
 Purchase of rental
  equipment.............    (200,201)   (92,727)  (1,368,253)  (1,113,613)  (1,522,041)
 Proceeds from sale of
  rental equipment......     825,203    350,739      745,687      528,176    1,131,142
 Purchases of property
  and equipment, net....     (43,865)  (101,985)     (90,932)     (83,965)    (209,392)
                         -----------  ---------  -----------  -----------  -----------
   Cash provided by
    (used in) investing
    activities..........     581,137    156,027     (713,498)    (669,402)    (600,291)
CASH FLOWS FROM
 FINANCING ACTIVITIES
 Cash dividends paid....    (755,000)                                         (485,000)
 Issuance of stock......                100,000
 Re-payments on notes
  due from
  stockholders..........                             200,000
 Principal payments on
  debt..................    (645,935)  (742,891)    (802,358)    (796,351)    (278,196)
 Principal payments on
  capital lease
  obligations...........      (9,008)   (32,711)
 Advances to related
  party.................               (412,113)
 Borrowings under credit
  facility..............                900,000      500,000      500,000      200,000
                         -----------  ---------  -----------  -----------  -----------
   Cash used in
    financing
    activities..........  (1,409,943)  (187,715)    (102,358)    (296,351)    (563,196)
                         -----------  ---------  -----------  -----------  -----------
 Increase (decrease) in
  cash..................      14,785     20,547       76,734      (53,362)      (8,837)
   Cash balance at
    beginning of year...     193,440    208,225      228,772      228,772      305,506
                         -----------  ---------  -----------  -----------  -----------
   Cash balance at end
    of year............. $   208,225  $ 228,772  $   305,506  $   175,410  $   296,669
                         ===========  =========  ===========  ===========  ===========

                            See accompanying notes.

                             BRONCO HI-LIFT, INC.

                         NOTES TO FINANCIAL STATEMENTS

                       DECEMBER 31, 1994, 1995 AND 1996
          (THE INFORMATION AS OF SEPTEMBER 30, 1997 AND FOR THE NINE
            MONTHS ENDED SEPTEMBER 30, 1996 AND 1997 IS UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Business Activity

  Bronco Hi-Lift, Inc. (the "Company") rents, sells and repairs aerial lift equipment for use by construction companies and maintenance and media crews. The rentals are on a daily, weekly or monthly basis. The Company is located in Denver, Colorado and its principal market area is the state of Colorado. The nature of the Company's business is such that short-term obligations are typically met by cash flow generated from long-term assets. Consequently, consistent with industry practice, the balance sheets are presented on an unclassified basis.

 Interim Financial Statements

  The accompanying balance sheet at September 30, 1997 and the statements of income, stockholders' equity and cash flows for the nine-month periods ended September 30, 1996 and 1997 are unaudited and have been prepared on the same basis as the audited financial statements included herein. In the opinion of management, such unaudited financial statements include all adjustments necessary to present fairly the information set forth therein, which consist solely of normal recurring adjustments. The results of operations for such interim period are not necessarily indicative of results for the full year.

 Inventory

  Inventories consists primarily of general replacement parts and fuel for the equipment and are stated at the lower of cost, determined under the first-in, first-out method, or market.

 Rental Equipment

  Rental equipment is recorded at cost. Depreciation for rental equipment is computed using the straight-line method over an estimated five-year useful life with no salvage value.

  Ordinary maintenance and repair costs are charged to operations as incurred. Proceeds from the disposal and the related net book value of the equipment are recognized in the period of disposal and reported as revenue from sales of equipment and cost of sales of equipment, respectively, in the statements of operations.

 Property and Equipment

  Property and equipment is stated at cost. Depreciation of property and equipment is computed on the straight-line method over estimated useful lives of 5 to 10 years.

  Ordinary maintenance and repair costs are charged to operations as incurred. The cost of assets sold, retired, or otherwise disposed of, and the related accumulated depreciation is eliminated from the accounts and any resulting gain or loss is included in operations.

 Rental Revenue

  Rental revenue is recorded as earned under the operating method.

 Advertising Costs

  The Company advertises primarily through trade journals, trade associations and phone directories. All advertising costs are expensed as incurred. Advertising expenses amounted to approximately $51,500, $74,400

                             BRONCO HI-LIFT, INC.

and $43,000 in the years ended December 31, 1994, 1995 and 1996, respectively, and $30,435 and $43,237 in the nine months ended September 30, 1996 and 1997, respectively.

 Income Taxes

  The Company has elected, by unanimous consent of its shareholders, to be taxed under the provisions of Subchapter S of the Internal Revenue Code for both federal and state purposes. Under those provisions the Company does not pay federal or state income taxes; instead, the shareholders are liable for individual income taxes on the Company's profits. Therefore, no provision for federal or state income taxes is included in the accompanying financial statements.

 Accounting Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. CONCENTRATIONS OF CREDIT RISK

  The Company maintains cash balances with a quality financial institution and, accordingly, management believes this mitigates the amount of credit risk. Concentrations of credit risk with respect to customer receivables are limited due to the large number of customers comprising the Company's customer base and its credit policy.

3. RENTAL EQUIPMENT

  Rental equipment and related accumulated depreciation consisted of the following:

                                                  DECEMBER 31
                                             --------------------- SEPTEMBER 30,
                                                1995       1996        1997
                                             ---------- ---------- -------------
                                                                    (UNAUDITED)
   Rental equipment......................... $4,614,801 $5,176,658  $5,564,163
   Less accumulated depreciation............  2,831,875  3,203,748   3,242,888
                                             ---------- ----------  ----------
   Rental equipment, net.................... $1,782,926 $1,972,910  $2,321,275
                                             ========== ==========  ==========

                             BRONCO HI-LIFT, INC.

4. PROPERTY AND EQUIPMENT

  Property and equipment consists of the following:

                                                    DECEMBER 31
                                                 ----------------- SEPTEMBER 30,
                                                   1995     1996       1997
                                                 -------- -------- -------------
                                                                    (UNAUDITED)
   Furniture and fixtures....................... $ 59,078 $ 59,572   $163,562
   Transportation equipment.....................  463,640  520,356    579,456
   Shop equipment...............................   34,855   37,591     37,591
                                                 -------- --------   --------
                                                  557,573  617,519    780,609
   Less accumulated depreciation................  312,756  382,605    445,235
                                                 -------- --------   --------
     Total...................................... $244,817 $234,914   $335,374
                                                 ======== ========   ========

5. DEBT

  Debt consists of the following:

                                                 DECEMBER 31
                                            --------------------- SEPTEMBER 30,
                                               1995       1996        1997
                                            ---------- ---------- -------------
                                                                   (UNAUDITED)
   Citicorp Dealer Finance Agreement......  $2,250,299 $1,585,000  $1,635,000
   GMAC note dated October 27, 1994 with
    an annual interest rate of 11.52% due
    in monthly payments of $588 through
    November 1999.........................      22,396     17,564
   Kenworth/Trial-EZE dated July 11, 1994
    with annual interest of 10.6% due in
    monthly payments of $2,788 through
    July 1998.............................      75,987     49,147
   Notes payable to a former shareholder
    for $900,000 and $500,000 at an annual
    interest rate of 9%. The $900,000 note
    requires monthly interest payments
    through January 31, 1998 at which time
    the note is due in full. The $500,000
    note requires monthly interest
    payments through January 31, 1997.
    Beginning February 1, 1997, the note
    is payable in 60 monthly installments
    of principal and interest of $10,379
    through December 31, 2001. The above
    $500,000 note is subordinated to the
    Citicorp Dealer Finance Agreement.....  $1,400,000 $1,400,000  $1,338,516
                                            ---------- ----------  ----------
                                            $3,748,682 $3,051,711  $2,973,516
                                            ========== ==========  ==========

  The Citicorp Dealer Finance Agreement (the "Agreement") was entered into on February 5, 1990. Under the terms of the original Agreement the Company would be allowed to borrow funds to purchase equipment based on certain financial formulas. Each draw down under the Agreement would be specifically collateralized by the equipment purchased. On January 24, 1996, the Agreement was amended to provide the Company with available financing of up to $3,500,000 for the purchase of equipment. During 1997, the available financing increased to $3,900,000. Under the amended Agreement the Company's borrowings and repayments of debt are

                             BRONCO HI-LIFT, INC.

determined by a formula based upon eligible accounts receivable and eligible rental equipment value. The Agreement was again amended December 27, 1996 principally to extend the renewal date to January 1, 1998. The related note has an adjustable interest rate of 1.75% per annum above the base rate as determined and publicly announced by Citibank, N.A. (8.00% and 8.25% at December 31, 1996 and September 30, 1997, respectively). Interest is payable monthly. Under the original and amended agreement, collateral consists of all new and used (rental equipment) inventory now owned or hereafter acquired by the Company including industrial lift trucks, industrial tractors, loaders, aerial lifts, boom lifts and commercial or industrial equipment and other goods or products, all chattel paper, leases, contract rights, accounts and general intangibles and all cash and insurance proceeds. All stockholders have guaranteed the balance due under this agreement.

  The aggregate annual maturities of debt as of December 31, 1996 are as follows:

        1997......................................................... $  950,000
        1998.........................................................  1,761,314
        1999.........................................................    104,595
        2000.........................................................    107,699
        2001.........................................................    128,103
        Thereafter...................................................        --
                                                                      ----------
                                                                      $3,051,711
                                                                      ==========

6. OPERATING LEASES

  During 1994, the Company leased 7,000 square feet of office and shop space on a twelve month lease, renewable annually. For the period from January 1, 1995 to April 30, 1995, the Company leased approximately 7,000 square feet of office and shop space under a new month to month lease. Effective May 1, 1995, the Company moved to a new location and entered into a lease agreement with a related party, Coyote Investments, LLC ("Coyote") (see Note 9). The facility consists of 17,000 square feet of office and shop area located on 1.8 acres. The 15 year lease expires April 30, 2010. The Company is responsible for all operating expenses of the facility including property taxes, assessments, insurance, repairs and maintenance.

  Rent expense under these leases totaled $37,232, $52,000 and $78,000 for the years ended December 31, 1994, 1995 and 1996 and $58,500 and $58,500 for the nine months ended September 30, 1996 and 1997, respectively. Under the lease agreement with Coyote, rent is payable in monthly installments of $6,500 for the first two years of the lease. Thereafter the rent shall be increased annually to reflect the then current fair market rent for the premises, provided that each annual increase shall not exceed 10% of the previous year's rental rate. Future minimum rent commitments are $78,000 each for years ended December 31, 1997 to December 31, 2009 and $26,000 for January 1, 2010 to April 30, 2010, provided there is no increase in fair market rent for the premises.

7. COMMITMENTS

  The Company has employment agreements, which expire in 1998, with three officers which grant certain severance pay rights to these officers provided that certain conditions of employment are met. Under terms of the employment agreements, the officers received approximately $253,000, $703,000, $527,000 and $486,000 for the years ended December 31, 1995 and 1996 and for the nine months ended September 30, 1996 and 1997, respectively. Additional compensation to be paid to the officers, until the agreements expire, amounts to approximately $135,000 for the three months ended December 31, 1997 and $270,000 during 1998.

  The Company guarantees Coyote's debt on the building leased by the Company (see Note 9).

                             BRONCO HI-LIFT, INC.

8. SUPPLEMENTAL CASH FLOW INFORMATION

  For the years ended December 31, 1994, 1995 and 1996 and the nine months ended September 30, 1996 and 1997, total interest paid was $150,077, $171,305 and $335,686 and $262,774 and $224,016, respectively.

  During 1994 and 1995, the Company purchased $609,780 and $726,355, respectively, of equipment which was financed. There were no purchases in 1996.

  On December 20, 1995, the Company purchased and retired 12,000 shares of its stock for two notes totaling $1,400,000. On December 21, 1995, the Company issued 2,000 shares of its stock to two officers of the Company in exchange for $100,000 cash and $500,000 of notes receivable from these officers. During 1996, the officers repaid $200,000 in accordance with the note agreements. In October of 1997, the notes were repaid in full.

  During 1997, the Company paid dividends of $515,000, of which $30,000 represented a non-cash transfer of a fixed asset.

9. RELATED PARTY TRANSACTIONS

  Coyote is owned by the shareholders of the Company. The Company leases its office and shop facility from Coyote (see Note 6). All stockholders and the Company have guaranteed Coyote's debt on the facility. The amount of debt principal on the facility was $555,080 at December 31, 1996 and $540,600 at September 30, 1997.

  Advances to Coyote were $412,113 at December 31, 1995. Coyote paid $3,434 of interest to the Company during 1996. As part of the Citicorp Amendment No. 1 Refinancing Agreement, the Company owed Coyote $152,187, which it paid with interest of $7,990 during August 1996. These obligations were fulfilled with a non-cash transaction in connection with the above mentioned amended agreement.

  On December 21, 1995 the Company issued 2,000 shares to two officers of the Company in exchange for $100,000 cash and two notes for $250,000 each. The notes bear interest at 9% per annum and are payable bi-annually. Principal on each note is payable $100,000 in 1996, $100,000 in 1997 and $50,000 in 1998.
Interest paid to the Company during 1996 by these stockholders was $42,400. In October of 1997, the notes were repaid in full.

10. SUBSEQUENT EVENT

  On October 24, 1997, the Company entered into a stock purchase agreement with United Rentals, Inc. ("United"). Under the terms of the stock purchase agreement, United purchased all of the issued and outstanding capital stock of the Company.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

 NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERINGS COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AU-THORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTI-TUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                                ---------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Summary Historical and Pro Forma Consolidated Financial Information......   6
Risk Factors.............................................................   7
Use of Proceeds..........................................................  12
Dividend Policy..........................................................  13
Dilution.................................................................  13
Capitalization...........................................................  14
Selected Historical and Pro Forma Consolidated Financial Information.....  15
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  16
Business.................................................................  21
Management...............................................................  28
Principal Stockholders...................................................  35
Description of Capital Stock.............................................  37
Certain Charter and By-Law Provisions....................................  38
Shares Eligible for Future Sale..........................................  41
Certain United States Federal Tax Considerations.........................  42
Underwriting.............................................................  45
Legal Matters............................................................  48
Experts..................................................................  48
Available Information....................................................  49

                                ---------------

 UNTIL JANUARY 12, 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               7,000,000 SHARES

                                     [LOGO] UNITED
                                            RENTALS

                                 COMMON STOCK

                                ---------------

                                  PROSPECTUS

                                ---------------

                              MERRILL LYNCH & CO.

                         DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION

                           DEUTSCHE MORGAN GRENFELL

                            DECEMBER 18, 1997

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

PROSPECTUS
                               7,000,000 SHARES

                                     [LOGO] UNITED
                                            RENTALS

                                 COMMON STOCK

                               ----------------

  All of the shares of Common Stock, $.01 par value (the "Common Stock"), offered hereby are being offered by United Rentals, Inc., a Delaware corporation (the "Company").

  Of the Common Stock offered hereby, 1,400,000 shares are being offered initially outside the United States and Canada by the International Managers (the "International Offering"), and 5,600,000 shares are being offered initially in a concurrent offering in the United States and Canada by the U.S. Underwriters (the "U.S. Offering", and together with the International Offering, the "Offerings"). The initial public offering price and the underwriting discount per share are identical for each of the Offerings. See "Underwriting."

  Prior to the Offerings, there has been no public market for the Common Stock. For information relating to factors to be considered in determining the initial public offering price, see "Underwriting." Shares of Common Stock are being offered for sale to certain employees, directors and business associates, of, and certain other persons designated by, the Company at the initial public offering price. Such employees, directors and other persons are expected to purchase, in the aggregate, not more than 10% of the Common Stock offered in the Offerings.

  The Common Stock has been approved for listing on the New York Stock Exchange under the symbol "URI", subject to official notice of issuance.

  SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                               ----------------

THESE SECURITIES HAVE  NOT BEEN APPROVED OR DISAPPROVED BY  THE SECURITIES AND
 EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION,  NOR  HAS  THE
  SECURITIES AND  EXCHANGE  COMMISSION  OR ANY  STATE  SECURITIES COMMISSION
  PASSED   UPON  THE   ACCURACY  OR   ADEQUACY  OF   THIS  PROSPECTUS.   ANY
   REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                                  PRICE TO   UNDERWRITING PROCEEDS TO
                                                   PUBLIC    DISCOUNT(1)  COMPANY(2)
-------------------------------------------------------------------------------------
Per Share......................................    $13.50       $.945       $12.555
-------------------------------------------------------------------------------------
Total(3).......................................  $94,500,000  $6,615,000  $87,855,000

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

(1) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."
(2) Before deducting expenses of the Offerings payable by the Company estimated at $1,500,000.

(3) The Company has granted the International Managers and the U.S. Underwriters options to purchase up to an additional 210,000 shares and 840,000 shares of Common Stock, respectively, in each case exercisable within 30 days of the date hereof, solely to cover over-allotments, if any. If such options are exercised in full, the total Price to Public, Underwriting Discount and Proceeds to the Company will be $108,675,000, $7,607,250 and $101,067,750, respectively. See "Underwriting."

                               ----------------

  The shares of Common Stock are being offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to the approval of certain legal matters by counsel for the Underwriters and to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made in New York, New York, on or about December 23, 1997.

                               ----------------
MERRILL LYNCH INTERNATIONAL

                       DONALDSON, LUFKIN & JENRETTE INTERNATIONAL

                                                       DEUTSCHE MORGAN GRENFELL

                               ----------------

            The date of this Prospectus is December 18, 1997.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in an international purchase agreement (the "International Purchase Agreement") among the Company and Merrill Lynch International, Donaldson, Lufkin & Jenrette International and Morgan Grenfell & Co. Limited (together, the "International Managers") and concurrently with the sale of 5,600,000 shares of Common Stock to the U.S. Underwriters (as defined below), the Company has agreed to sell to the International Managers, and each of the International Managers severally has agreed to purchase from the Company, the number of shares of Common Stock set forth opposite its name below.

              INTERNATIONAL MANAGER                            NUMBER OF SHARES
              ---------------------                            ----------------
      Merrill Lynch International.............................      466,668
      Donaldson, Lufkin & Jenrette International..............      466,666
      Morgan Grenfell & Co. Limited...........................      466,666
                                                                  ---------
           Total..............................................    1,400,000
                                                                  =========

  The Company has also entered into a U.S. purchase agreement (the "U.S. Purchase Agreement") with Merrill Lynch, Pierce, Fenner & Smith ("Merrill Lynch"), Donaldson, Lufkin & Jenrette Securities Corporation and Deutsche Morgan Grenfell Inc. (the "U.S. Underwriters" and, together with the International Managers, the "Underwriters"). Subject to the terms and conditions set forth in the U.S. Purchase Agreement, and concurrently with the sale of 1,400,000 shares of Common Stock to the International Managers pursuant to the International Purchase Agreement, the Company has agreed to sell to the U.S. Underwriters, and the U.S. Underwriters severally have agreed to purchase from the Company, an aggregate of 5,600,000 shares of Common Stock. The initial offering price per share and the total underwriting discount per share of Common Stock are identical under the U.S. Purchase Agreement and the International Purchase Agreement.

  In the U.S. Purchase Agreement and the International Purchase Agreement, the several U.S. Underwriters and the several International Managers, respectively, have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of Common Stock being sold pursuant to each such agreement if any of the shares of Common Stock being sold pursuant to such agreement are purchased. The closings with respect to the sale of shares of Common Stock to be purchased by the U.S. Underwriters and the International Managers are conditioned upon one another.

  The International Managers have advised the Company that the International Managers propose initially to offer the shares of Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not in excess of $.56 per share of Common Stock. The International Managers may allow, and such dealers may reallow, a discount not in excess of $.10 per share of Common Stock on sales to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

  The Company has granted an option to the International Managers exercisable for 30 days after the date of this Prospectus, to purchase up to an aggregate of 210,000 additional shares of Common Stock at the initial public offering price set forth on the cover page of the Prospectus, less the underwriting discount. The International Managers may exercise this option only to cover over-allotments, if any, made on the sale of the Common Stock offered hereby. To the extent that the International Managers exercise this option, each International Manager will be obligated, subject to certain conditions, to purchase a number of additional shares of Common Stock proportionate to such International Manager's initial amount reflected in the foregoing table. The Company also has granted an option to the U.S. Underwriters, exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 840,000 additional shares of Common Stock to cover over-allotments, if any, on terms similar to those granted to the International Manager.

  The Company, all executive officers and directors of the Company and the holders of the 318,712 shares of Common Stock issued as consideration for acquisitions have agreed, subject to certain exceptions, not to directly or indirectly (a) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of or otherwise dispose of or transfer any shares of Common Stock or securities convertible into or exchangeable or exercisable for Common Stock, whether now owned or thereafter acquired by the person executing the agreement or with respect to which the person executing the agreement thereafter acquires the power of disposition, or file a registration statement under the Securities Act with respect to the foregoing or (b) enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of the Common Stock whether any such swap or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise, without the prior written consent of Merrill Lynch & Co. on behalf of the Underwriters for a period of 180 days after the date of this Prospectus. The foregoing agreement will not limit a stockholder's ability to transfer shares in a private placement or to pledge shares, provided that the transferee or pledgee agrees to be bound by such agreement. The foregoing agreement also will not limit the Company's ability to (i) grant stock options under the 1997 Stock Option Plan, (ii) issue shares as consideration for acquisitions (provided that the Company may not issue in excess of 500,000 shares for acquisitions unless the recipients of such excess shares agree to be subject to the foregoing lock-up with respect to such excess shares), (iii) file a shelf registration statement with respect to the possible resale of outstanding shares of Common Stock or shares of Common Stock that may be acquired upon exercise of outstanding warrants (provided that no sales may be made under such registration statement during the 180-day lockup period), (iv) file a registration statement with respect to Common Stock or other securities to be issued as consideration for an acquisition or with respect to the potential resale of shares issued as consideration for an acquisition (provided that no sales may be made pursuant to such registration statement except to the extent permitted by clause (ii) above) or (v) file a registration statement registering the shares that may be issued pursuant to options granted or to be granted under the 1997 Stock Option Plan.

  The Company has also agreed not to waive any lock-up agreement that was agreed to by certain stockholders of the Company in connection with the issuance to them of 2,501,121 shares of Common Stock, without the prior written consent of Merrill Lynch & Co. on behalf of the Underwriters, for a period of 180 days after the date of this Prospectus. This effectively prohibits such stockholders from selling or otherwise disposing of any such shares for a period of 180 days after the date of this Prospectus, without the prior written consent of Merrill Lynch & Co., on behalf of the Underwriters.

  In connection with a private placement of the Company's Common Stock in September 1997, certain employees of the Underwriters or persons related to the Underwriters purchased an aggregate of 842,862 shares of Common Stock at $3.50 per share. The purchase of 532,752 of such shares has been rescinded and the amounts paid for such shares (an aggregate of approximately $1.86 million) returned. With respect to the remaining 310,110 shares, such persons have agreed that such shares will not be sold, transferred, assigned, pledged or hypothecated for a period of three years from the date of this Prospectus.

  The U.S. Underwriters and the International Managers have entered into an intersyndicate agreement (the "Intersyndicate Agreement") that provides for the coordination of their activities. Pursuant to the Intersyndicate Agreement, the U.S. Underwriters and the International Managers are permitted to sell shares of Common Stock to each other for purposes of resale at the initial public offering price, less an amount not greater than the selling concession. Under the terms of the Intersyndicate Agreement, the U.S. Underwriters and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to persons who are non-U.S. or non-Canadian persons or to persons they believe intend to resell to persons who are non-U.S. or non-Canadian persons, and the International Managers and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to U.S. persons or to Canadian persons or to persons they believe intend to resell to U.S. or Canadian persons, except in the case of transactions pursuant to the Intersyndicate Agreement.

  Prior to the Offerings, there has been no public market for the Common Stock of the Company. The initial public offering price has been determined through negotiations among the Company, the U.S. Underwriters and the International Managers. The factors considered in determining the initial public offering price, in addition to prevailing market conditions, were the history of and the prospects for the Company and the industry in which it competes, an assessment of the Company's management, the past and present operations of the Company and the Initial Acquired Companies and the trend of its pro forma revenues and earnings, the prospects for future earnings of the Company, the prices of similar securities of generally comparable companies and other relevant factors. There can be no assurance that an active trading market will develop for the Common Stock or that the Common Stock will trade in the public market subsequent to the Offerings at or above the initial public offering price.

  The Common Stock has been approved for listing on the New York Stock Exchange under the symbol "URI", subject to official notice of issuance. In order to meet the requirements for listing of the Common Stock on that exchange, the U.S. Underwriters and the International Managers have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial owners.

  The Underwriters have reserved for sale, at the initial public offering price, up to 700,000 shares of Common Stock for certain employees, directors, and business associates of, and certain other persons designated by, the Company who have expressed an interest in purchasing such shares of Common Stock. The number of shares available for sale to the general public in the Offerings will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered to the general public on the same basis as other shares offered hereby.

  The Underwriters do not intend to confirm sales of the Common Stock offered hereby to any accounts over which they exercise discretionary authority.

  The Company has agreed to indemnify the U.S. Underwriters and the International Managers against certain liabilities, including certain liabilities under the Securities Act.

  In connection with valuation services performed for the tax and estate planning purposes of certain executive officers of the Company, for which Merrill Lynch received customary compensation, the Common Stock was valued as of September 1997 at approximately $3.25 per share.

  The Underwriters expect to be performing other investment banking and advisory services for the Company from time to time, for which they will receive customary compensation.

  Until the distribution of the Common Stock is completed, rules of the Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Common Stock. As an exception to these rules, the U.S. Underwriters are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purposes of pegging, fixing or maintaining the price of the Common Stock.

  If the Underwriters create a short position in the Common Stock in connection with the Offerings, i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus, the U.S. Underwriters may reduce that short position by purchasing Common Stock in the open market. The U.S. Underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

  The U.S. Underwriters may also impose a penalty bid on certain Underwriters and selling group members. This means that if the U.S. Underwriters purchase shares of Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Common Stock, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of the Offerings.

  In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

  Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the U.S. Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

  Each International Manager has agreed that (i) it has not offered or sold and, prior to the expiration of the period of six months from the Closing Date, will not offer or sell any shares of Common Stock to persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which do not constitute an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the Common Stock in, from or otherwise involving the United Kingdom; and it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issuance of Common Stock to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom such document may otherwise lawfully be issued or passed on.

  No action has been or will be taken in any jurisdiction (except in the United States) that would permit a public offering of the shares of Common Stock, or the possession, circulation or distribution of this Prospectus or any other material relating to the Company or shares of Common Stock in any jurisdiction where acting for that purpose is required. Accordingly, the shares of Common Stock may not be offered or sold, directly or indirectly, and neither this Prospectus nor any other offering material or advertisements in connection with the shares of Common Stock may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

  Purchasers of the shares offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price set forth on the cover page hereof.

                                 LEGAL MATTERS

  Certain legal matters in connection with the Offerings will be passed upon for the Company by Weil, Gotshal & Manges LLP, New York, New York, and Ehrenreich Eilenberg Krause & Zivian LLP, New York, New York. Certain legal matters in connection with the Offerings will be passed upon for the Underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.

                                    EXPERTS

  The financial statements of United Rentals, Inc. at September 30, 1997 and for the period from August 14, 1997 (Inception) to September 30, 1997, and the financial statements of J&J Rental Services, Inc. and Bronco Hi-Lift, Inc. at December 31, 1995 and 1996 and for each of the three years in the period ended December 31, 1996, appearing in this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

  The consolidated financial statements of A&A Tool Rentals & Sales, Inc. and subsidiary as of October 19, 1997, October 31, 1996, and 1995, and for the period from November 1, 1996 to October 19, 1997 and for the years ended October 31, 1996 and 1995, have been included herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

  The financial statements of MERCER Equipment Company appearing in this Prospectus have been audited by Webster Duke & Co., independent auditors, as set forth in their reports thereon included elsewhere herein and in the Registration Statement of which this Prospectus is a part, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

  The combined financial statements of Coran Enterprises, Inc. (dba A-1 Rents) and Monterey Bay Equipment Rental, Inc., appearing in this Prospectus and Registration Statement, have been audited by Grant Thornton LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") in Washington, D.C. a Registration Statement on Form S-1 (together with all amendments thereto, the "Registration Statement"), under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules filed therewith, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to the Registration Statement and to the exhibits and schedules filed therewith. Statements contained in this Prospectus regarding the contents of any contract or other document referred to are not necessarily complete and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being deemed to be qualified in its entirety by such reference. The Registration Statement, including all exhibits and schedules thereto, may be inspected without charge at the principal office of the Commission located at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Midwest Regional Office of the Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and at the Northeast Regional office of the Commission located at Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Room 1204, Washington, D.C. 20549, at prescribed rates.

  The Commission maintains an Internet web site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission. The address of that site is http://www.sec.gov.

  Prior to filing the Registration Statement of which this Prospectus is a part, the Company was not subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Upon effectiveness of the Registration Statement, the Company will become subject to the informational and periodic reporting requirements of the Exchange Act, and in accordance therewith, will file periodic reports, proxy statements, and other information with the Commission. Such periodic reports, proxy statements, and other information will be available for inspection and copying at the public reference facilities and other regional offices referred to above. The Company intends to register the securities offered by the Registration Statement under the Exchange Act simultaneously with the effectiveness of the Registration Statement and to furnish its stockholders with annual reports containing audited financial statements and such other reports as may be required from time to time by law.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

 NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY IN-FORMATION OR MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CON-NECTION WITH THE OFFERINGS COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHO-RIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

 IN THE PROSPECTUS, REFERENCES TO "DOLLARS" AND "$" ARE TO UNITED STATES
DOLLARS.

                                ---------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Summary Historical and Pro Forma Consolidated Financial Information......   6
Risk Factors.............................................................   7
Use of Proceeds..........................................................  12
Dividend Policy..........................................................  13
Dilution.................................................................  13
Capitalization...........................................................  14
Selected Historical and Pro Forma Consolidated Financial Information.....  15
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  16
Business.................................................................  21
Management...............................................................  28
Principal Stockholders...................................................  35
Description of Capital Stock.............................................  37
Certain Charter and By-Law Provisions....................................  38
Shares Eligible for Future Sale..........................................  41
Certain United States Federal Tax Considerations.........................  42
Underwriting.............................................................  45
Legal Matters............................................................  48
Experts..................................................................  48
Available Information....................................................  49

                                ---------------

 UNTIL JANUARY 12, 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                7,000,000 SHARES

                                      [LOGO] UNITED
                                             RENTALS

                                  COMMON STOCK

                                ---------------

                                   PROSPECTUS

                                ---------------

                          MERRILL LYNCH INTERNATIONAL

                          DONALDSON, LUFKIN & JENRETTE
                                 INTERNATIONAL

                            DEUTSCHE MORGAN GRENFELL

                             DECEMBER 18, 1997

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

      SEC Registration Fee.......................................... $   34,152
      Listing Fee*.................................................. $  172,000
      NASD Filing Fee............................................... $   11,770
      Accounting Fees and Expenses*................................. $  400,000
      Printing and Engraving Expenses*.............................. $  200,000
      Legal Fees and Expenses (other than blue sky)*................ $  400,000
      Blue Sky Fees and Expenses*................................... $    5,000
      Transfer Agent and Registrar Fees*............................ $    5,000
      Miscellaneous Expenses*....................................... $  262,000
                                                                     ----------
      Total*........................................................ $1,489,922
                                                                     ==========

--------
* Estimated.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  The Certificate of Incorporation (the "Certificate") of the Company provides that a director will not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(iii) under Section 174 of the Delaware General Corporation Law (the "Delaware Law"), which concerns unlawful payments of dividends, stock purchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit. If the Delaware Law is subsequently amended to permit further limitation of the personal liability of directors, the liability of a director of the Company will be eliminated or limited to the fullest extent permitted by the Delaware Law as amended.

  The Registrant, as a Delaware corporation, is empowered by Section 145 of the Delaware Law, subject to the procedures and limitation stated therein, to indemnify any person against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any threatened, pending or completed action, suit or proceeding in which such person is made a party by reason of his being or having been a director, officer, employee or agent of the Registrant. The statute provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any by-law, agreement, vote of stockholders or disinterested directors, or otherwise. The Company has entered into indemnification agreements with each of its directors and officers. In general, these agreements require the Company to indemnify each of such persons against expenses, judgments, fines, settlements and other liabilities incurred in connection with any proceeding (including a derivative action) to which such person may be made a party by reason of the fact that such person is or was a director, officer or employee of the Company or guaranteed any obligations of the Company, provided that the right of an indemnitee to receive indemnification is subject to the following limitations: (i) an indemnitee is not entitled to indemnification unless he acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such conduct was unlawful and (ii) in the case of a derivative action, an indemnitee is not entitled to indemnification in the event that he is judged in a final non-appealable decision of a court of competent jurisdiction to be liable to the Company due to willful misconduct in the performance of his duties to the Company (unless and only to the extent that the court determines that the indemnitee is fairly and reasonably entitled to indemnification).

  Pursuant to Section 145 of the Delaware Law, the Registrant has purchased insurance on behalf of its present and former directors and officers against any liability asserted against or incurred by them in such capacity or arising out of their status as such.

  The Registrant has entered into indemnification agreements with certain members of its management in the form filed as an exhibit to this registration statement.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

  Set forth below is a listing of all sales by the Company of unregistered securities since the Company was incorporated on August 14, 1997. All such sales were exempt from registration under the Securities Act of 1933, as amended (the "Act"), pursuant to Section 4(2) of the Act (and, in the case of the private placement described in paragraph 3 below, Regulation D thereunder), as they were transactions not involving a public offering. The Company believes that each of the issuances made pursuant to Section 4(2) was made to a sophisticated investor, who had the financial resources to bear the risk of the investment and who had the means and opportunity to obtain information concerning the Company. The consideration paid to the Company in respect of each issuance was cash, unless otherwise indicated. All sales described below were made by the Company without the assistance of any underwriters.

    1. In September, October, November and December 1997, the Company issued an aggregate of 12,910,714 shares of Common Stock and 6,342,858 warrants to certain officers of the Company (including, in certain cases, one or more entities controlled by the officer) for an aggregate amount of $46.01 million (not including 240,000 shares that were issued in the private placement described in paragraph 3 below to a person who subsequently became a director). See "Management--Capital Contributions by Officers and Directors" in the prospectus which is a part of this Registration Statement.

    2. In October 1997, the Company sold an aggregate of 118,572 shares of Common Stock to five employees of the company and one consultant at a price of $3.50 per share.

    3. In September 1997, the Company in a private placement sold an aggregate of 3,028,873 shares of Common Stock, at a price of $3.50 per share, to 51 accredited investors. Such sale was made in accordance with Regulation D promulgated under the Act. The issuance of 532,752 of such shares has been rescinded.

    4. In October 1997, the Company issued 318,712 shares of Common Stock as part of the consideration for the acquisition by the Company of one of the Initial Acquired Companies. The number of such shares is subject to adjustment as described under "Management's Discussion and Analysis of Financial Condition and Results of Operations--Consideration for Initial Acquired Companies."

    5. In October 1997, the Company issued a convertible note in the principal amount of $300,000 as part of the consideration for the acquisition of one of the Initial Acquired Companies.

    6. Options with respect to 883,083 shares of Common Stock were granted to employees of the Company. Such options have exercise prices ranging from $10.00 per share to $30.00 per share and a weighted average exercise price of $12.66 per share.

    7. In November 1997, the Company issued 5,000 shares and a warrant to purchase 1,200 shares (at a $10.00 per share exercise price) as compensation for services.

ITEM 16. EXHIBITS.

 EXHIBIT
 NUMBER                         DESCRIPTION OF EXHIBITS
 -------                        -----------------------
  1(a)*  Form of United States Purchase Agreement
  1(b)*  Form of International Purchase Agreement
  3(a)*  Amended and Restated Certificate of Incorporation of the Company, in
         effect as of the date hereof
  3(b)*  By-laws of the Company, in effect as of the date hereof
   4*    Form of Common Stock Certificate
   5*    Opinion of Ehrenreich Eilenberg Krause & Zivian LLP

 EXHIBIT
 NUMBER                          DESCRIPTION OF EXHIBITS
 -------                         -----------------------
 10(a)*  $55 Million Revolving Credit Facility, dated as of October 8, 1997, between the Company, various financial institutions, and Bank of
         America National Trust and Savings Association, as agent, together with the First Amendment thereto dated October 17, 1997 and the Second
         Amendment thereto dated October 24, 1997
 10(b)*  1997 Stock Option Plan
 10(c)*  Form of Warrant Agreement(1)
 10(d)*  Form of Private Placement Purchase Agreement entered into by certain officers of the Company in connection with purchasing shares and warrants from the Company(2)
 10(e)*  Form of Subscription Agreement for September 1997 Private Placement(3)
 10(f)*  Form of Indemnification Agreement for Officers and Directors of the
         Company
 10(g)*  Employment Agreement between the Company and Bradley S. Jacobs, dated as of September 19, 1997
 10(h)*  Employment Agreement between the Company and John N. Milne, dated as of September 19, 1997
 10(i)*  Employment Agreement between the Company and Michael J. Nolan, dated as of October 14, 1997
 10(j)*  Employment Agreement between the Company and Robert P. Miner, dated as of October 10, 1997
 10(k)*  Stock Purchase Agreement, dated as of October 24, 1997, among the
         Company and the shareholders of Mercer Equipment Company+
 10(l)*  Stock Purchase Agreement, dated as of October 24, 1997, among the
         Company and the shareholders of Bronco Hi-Lift Inc.+
 10(m)*  Stock Purchase Agreement, dated as of October 24, 1997, among the
         Company and Coran Enterprises, Inc., Monterey Bay Equipment Rentals,
         Inc., James M. Shade, Carol A. Shade, James M. Shade and Carol Anne
         Shade, Trustees under the James M. Shade and Carol A. Shade Trust
         Agreement dated September 14, 1982, Randall Shade and Corey Shade.+
 10(n)*  Stock Purchase Agreement, dated as of October 24, 1997, among the
         Company and the shareholders of Rent-It Center, Inc.+
 10(o)*  Stock Purchase Agreement, dated as of October 20, 1997, among the
         Company and A&A Tool Rentals & Sales, Inc., Joseph E. Doran, Patrick
         J. Doran, and A&A Tool Rentals & Sales, Inc. Employee Stock Ownership
         Plan.+
 10(p)*  Agreement and Plan of Merger, dated as of October 23, 1997, among the
         Company, UR Acquisition Subsidiary, Inc. and J&J Rental Services,
         Inc.+
 10(q)*  Convertible Note dated October 24, 1997
 10(r)*  Subscription Agreement dated November 14, 1997, between Wayland R.
         Hicks and the Company
 10(s)*  Agreement dated November 14, 1997, between the Company and Wayland R.
         Hicks
 11**    Statement re: Computation of per share earnings
 21*     Subsidiaries of the Registrant
 23(a)*  Consent of Ehrenreich Eilenberg Krause & Zivian LLP (included in opinion filed as Exhibit 5)
 23(b)*  Consent of Weil, Gotshal & Manges LLP
 23(c)** Consent of Ernst & Young LLP
 23(d)** Consent of Ernst & Young LLP
 23(e)** Consent of Ernst & Young LLP
 23(f)** Consent of KPMG Peat Marwick
 23(g)** Consent of Webster Duke & Co. PA

 EXHIBIT
 NUMBER                        DESCRIPTION OF EXHIBITS
 -------                       -----------------------
 23(h)** Consent of Grant Thornton LLP
 23(i)*  Consent of Wayland R. Hicks
 24*     Power of Attorney (included in Part II of the original Registration
         Statement under the caption "Signatures")
 27**    Financial Data Schedule

--------
  * Previously filed.

 ** Filed herewith.
  + Filed without exhibits and schedules (to be provided supplementally upon request of the Commission).
(1) The Company issued a warrant in this form to the following officers of the Company (or in certain cases to an entity controlled by such officer) for the number of shares indicated: Bradley S. Jacobs (5,000,000); John N. Milne (714,286); Michael J. Nolan (285,715); Robert P. Miner (142,857);
    Sandra E. Welwood (50,000); Joseph J. Kondrup, Jr. (50,000); Kai E. Nyby (50,000); and Richard A. Volonino (50,000).
(2) Each officer of the Company who purchased securities prior to the date hereof, other than Messrs. Jacobs and Hicks, entered into a Private Placement Purchase Agreement in this form (modified, in the case of Messrs. Barker and Imig, to reflect the fact that such officers did not purchase Warrants) with respect to the shares of Common Stock and Warrants purchased by such officer from the Company as described under "Management--Capital Contributions by Officers and Directors."

(3) Each purchaser of shares of Common Stock in the Company's September 1997 private placement entered into a Subscription Agreement in this form with respect to the shares purchased.

ITEM 17. UNDERTAKINGS.

  The undersigned Registrant undertakes to provide to the Underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS AMENDMENT NO. 5 TO REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF NEW YORK, STATE OF NEW YORK, ON DECEMBER 17, 1997.

                                         United Rentals, Inc.

                                                   /s/ Michael J. Nolan
                                         By: __________________________________
                                                   MICHAEL J. NOLAN
                                                   CHIEF FINANCIAL OFFICER

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THEIR RESPECTIVE CAPACITIES AND ON THE RESPECTIVE DATES SET FORTH OPPOSITE THEIR NAMES.

             SIGNATURE                       TITLE                 DATE

/s/              *                    Chairman, Chief
------------------------------------   Executive Officer       December 17,
         BRADLEY S. JACOBS             and Director             1997
                                       (Principal
                                       Executive Officer)

/s/              *                    Director
------------------------------------                           December 17,
           JOHN N. MILNE                                        1997

                                      Director                 December  ,
------------------------------------                               1997
          RONALD M. DEFEO

/s/              *                    Director
------------------------------------                           December 17,
        RICHARD J. HECKMANN                                     1997

                                      Director                 December  ,
------------------------------------                               1997
          GERALD TSAI, JR.

/s/       Michael J. Nolan            Chief Financial
------------------------------------   Officer (Principal      December 17,
          MICHAEL J. NOLAN             Financial Officer)       1997

/s/      Sandra E. Welwood            Vice President,
____________________________________   Corporate               December 17,
         SANDRA E. WELWOOD             Controller               1997
                                       (Principal
                                       Accounting
                                       Officer)

          Michael J. Nolan
*By: _______________________________
 MICHAEL J. NOLAN ATTORNEY-IN-FACT